SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)


                      Advanced Lighting Technologies, Inc.
                                (Name of Issuer)


                    Common Shares, $.001 par value per share
                         (Title of Class of Securities)


                                   00753 10 2
                                 (CUSIP Number)


                                   Janet Bedol
                          Associate Securities Counsel
                            General Electric Company
                   3135 Easton Turnpike, Fairfield, CT. 06431
                                 (203) 373-2869
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 6, 1999
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 00753C 10 2                 13D

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Company, a New York Corporation
         14-0689340

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

3        SEC USE ONLY



4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                /x/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York, USA


NUMBER OF             7       SOLE VOTING POWER
SHARES                                 4,580,887
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY                      -0-
EACH                  9       SOLE DISPOSITIVE POWER
REPORTING                     4,580,887
PERSON WITH           10      SHARED DISPOSITIVE POWER
                                       -0-



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,580,887

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.8%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 00753C 10 2                 13D

ITEM  1. SECURITY AND ISSUER

         This Schedule 13D relates to Common Shares, par value $.001 per share, issued by Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"). The name and address of the principal executive office of the issuer is Advanced Lighting Technologies, Inc., 32000 Aurora Road, Solon, Ohio 44139.

ITEM  2. IDENTITY AND BACKGROUND

         The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

         GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

         GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

         Set forth in Schedule A hereto are the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Company. Except as noted, each such person is a citizen of the United States.

         GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (Telephone (203) 373-2211).

         Except as set forth on Schedule B hereto, during the last five years the neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 00753C 10 2                 13D

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         GE paid an aggregate purchase price of $20,553,750 from its working capital.


ITEM  4. PURPOSE OF TRANSACTION

         On September 28, 1999, General Electric Company ("GE") entered into a Stock Purchase Agreement with Advanced Lighting Technologies, Inc. ("ADLT") pursuant to which GE agreed to make an investment of $20,553,750 in ADLT. GE's investment includes 761,250 shares of ADLT's newly-created Series A Convertible Preferred Stock (the "Series A Preferred Stock") convertible at any time into 3,045,000 shares of ADLT Common Stock (subject to adjustment). GE also received a Warrant (the "Initial Warrant") to purchase an additional 1,000,000 shares of Common Stock of ADLT at $0.01 per share, which is immediately exercisable. The Series A Preferred Stock, Common Stock issuable on exercise of the Initial Warrant and the Common Stock held by GE at the time of the investment in ADLT represent (after giving effect to the shares issued on exercise of the Initial Warrant) approximately 18.8% of the voting power and equity ownership of ADLT.

         The Series A Preferred Stock has a liquidation preference of $27 per share, plus an amount equal to 8% per annum from the date of issuance to the date of payment ("Liquidation Preference Amount"). Upon liquidation, each share of Series A Preferred Stock will be entitled to be paid the Liquidation Preference Amount prior to any payment or distribution to the holders of ADLT Common Stock. Following such payment, holders of Series A Preferred Stock will be entitled to a proportional share of any distribution to holders of ADLT Common Stock based on the number of shares of Common Stock into which the Series A Preferred Stock could have been converted at the time of the liquidation.

         Each outstanding share of Series A Preferred Stock is convertible at any time into four shares (subject to adjustment as described below) of Common Stock of ADLT. Prior to conversion, holders of Series A Preferred Stock will be entitled to vote in all shareholder matters together with the holders of ADLT Common Stock as a single class. In any such vote, the holders of Series A Preferred Stock will be entitled to four votes (equal to the number of shares of Common Stock into which the Series A Preferred Stock held may initially be converted). ADLT is required to redeem any shares of Series A Preferred Stock which have not been converted or retired on September 30, 2010. Any such redemption would be made at the Liquidation Preference Amount.

         Holders of the Series A Preferred Stock may require ADLT to redeem their shares of Series A Preferred Stock by giving notice to ADLT on or before September 30, 2004. If such notice is given, ADLT will be required make such redemption on or prior to September 30, 2005. In addition, holders of Series A Preferred Stock will be entitled to require ADLT to redeem the Series A Preferred Stock following the occurrence of any of the following events (each a "Triggering Event"): (1) failure of the shareholders of ADLT to approve, at the 1999 annual meeting, proposals necessary for exercise of any rights to acquire beneficial ownership of additional shares of Common Stock; (2) failure of ADLT and GE to obtain any approval required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") in connection with GE's exercise of any rights to acquire beneficial ownership of additional shares of Common Stock; or
(3) any action by ADLT to give effect to certain major corporate actions, including actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business), issue capital stock, incur or have outstanding indebtedness for borrowed money in excess of $210,000,000. Upon the occurrence of a Triggering Event, the holders of the Series A Preferred Stock may require ADLT to redeem their shares of Series A Preferred Stock by giving notice to ADLT within 90 days following the Triggering Event. If such notice is given, ADLT is required to make such redemption within one year following such notice. Any such redemption would be made at the Liquidation Preference Amount.

CUSIP NO. 00753C 10 2                 13D


         Subject to approval by ADLT's shareholders, if ADLT fails to make any redemption as required (subject to permitted deferrals in the event that such redemption would cause an event of default with respect to certain indebtedness of ADLT), the conversion ratio of the Series A Preferred Stock will be increased from four shares of Common Stock to eight shares of Common Stock per share of Series A Preferred Stock. In addition, also subject to the approval of ADLT's shareholders, the conversion ratio will be subject to adjustment to prevent dilution of the interest of GE by the issuance of Common Stock after the closing of the GE transaction. Except for issuance of shares under existing employee benefit plans, and certain other enumerated exceptions, any shares of Common Stock issued at a price below $6.75 per share, or, if higher, below the then current market price, would result in adjustment of the conversion ratio. Any adjustment in the conversion ratio would not affect the voting power represented by shares of Series A Stock prior to conversion.

         Under the terms of the Stock Purchase Agreement, GE was also granted the Initial Warrant. The Initial Warrant entitles the holder to purchase shares of ADLT Common Stock at $.01 per share. The Initial Warrant is immediately exercisable for 1,000,000 shares (subject to adjustment) of ADLT Common Stock. The number of shares subject to the Initial Warrant will be subject to adjustment, after approval by ADLT shareholders, at any time prior to exercise if the ADLT issues Common Stock at a price below $6.75 per share or, if higher, below the then current market price.

         On the date of closing of the transactions contemplated by the Stock Purchase Agreement, GE and ADLT entered into a Contingent Warrant Agreement ("Contingent Warrant Agreement"). The Contingent Warrant Agreement identifies certain occurrences that entitle GE to make additional investments in ADLT and receive the right to vote additional shares of ADLT Common Stock. The exercise of certain of these rights is subject to applicable law, including the Ohio Control Share Acquisition Act and the HSR Act.

         Upon the Second Occurrence (defined below) under the Contingent Warrant Agreement, if it occurs, GE (i) is required to exercise in full the Initial Warrant, (ii) is granted an option, at the then current market price, to purchase from Wayne R. Hellman and Alan J. Ruud, the number of shares of Common Stock which, together with the shares owned by GE, that would represent 25% of the voting power of the ADLT (the "Option Shares"), (iii) is granted proxies from Messrs. Hellman and Ruud with respect to the Option Shares, (iv) is granted proxies from Mr. Hellman and Hellman, LTD. to vote the number of ADLT shares then owned or controlled (including shares over which Mr. Hellman then has voting power pursuant to the Hellman Voting Trust or Irrevocable Proxies granted with respect to shares removed from the Hellman Voting Trust) by Mr. Hellman (other than the Option Shares) and Hellman, LTD. and (v) is granted an additional warrant (the "First Contingent Warrant") to purchase shares of ADLT Common Stock at the then current market price. The number of shares subject to the First Contingent Warrant would be equal to the number of shares required to allow GE to have a majority of the voting power of ADLT, assuming GE had effective proxies with respect to all shares as to which Messrs. Hellman and Ruud then have voting power. The exercise of the First Contingent Warrant, the options on shares held by Messrs. Hellman and Ruud, and effectiveness of GE's proxy with respect to any such shares, is subject to prior compliance with the Ohio Control Share Acquisition Act (which condition would be fulfilled by shareholder approval to be sought at ADLT's annual meeting) and approval under the HSR Act (which requires ADLT and GE to provide information to the federal government to allow it to determine whether to contest an increase by GE to an interest in ADLT in excess of 25% pursuant to antitrust law).

CUSIP NO. 00753C 10 2                 13D

         If the proxies become effective after the Second Occurrence, GE will have proxies to vote the Hellman Shares (defined as all shares owned or controlled by Mr. Hellman and Hellman, LTD., currently approximately 3.9 million shares) and will be entitled to exercise approximately 35% of the then outstanding voting power of ADLT (assuming that none of the Hellman Shares have been transferred by the beneficial owners and no issuance of additional shares by ADLT other than pursuant to the GE transaction) or approximately 34% of the voting power of ADLT on a fully diluted basis.

         Upon the Third Occurrence (defined below) under the Contingent Warrant Agreement, GE (i) receives the right to vote the number of shares then owned by Mr. Ruud, and the right to vote the number of shares as to which Mr. Ruud then has voting power pursuant to the Ruud Voting Trust or Irrevocable Proxies granted with respect to shares removed from the Ruud Voting Trust, currently approximately 3.6 million shares (the "Ruud Shares"), and (ii) is granted an additional warrant (the "Second Contingent Warrant") which will entitle GE to purchase additional shares of Common Stock at the then current market price. The number of shares subject to the Second Contingent Warrant will be the number of shares necessary to give GE 50% plus one vote of the voting power of ADLT (including the exercise of all outstanding Warrants, shares subject to irrevocable proxies, the shares subject to the Second Contingent Warrant and all proxies held with respect to Hellman Shares and Ruud Shares). The effectiveness of this rights granted upon the Third Occurrence requires that the conditions for the effectiveness of the proxies following the Second Occurrence have been satisfied, and that any additional provisions of the Ohio Control Share Acquisition Act required with respect to proxies or the Ruud Shares be satisfied. If the proxies on the Ruud Shares become effective after the Third Occurrence, GE will have the right to vote the Ruud Shares and will be entitled to exercise approximately 48.4% of the then outstanding voting power of ADLT (assuming that none of the Hellman Shares or the Ruud Shares have been sold by the beneficial owners, no exercise by GE of the Contingent Warrants and no issuance of additional shares by ADLT other than pursuant to the GE transaction)..

         Subject to shareholder approval, after the Third Occurrence, if ADLT issues additional shares of Common Stock to anyone other than GE, GE will be entitled to purchase, on the same terms given to the third party, the number of shares required to maintain GE's voting power.

         The basis for GE's additional rights upon the Second Occurrence and the Third Occurrence is the failure of the Company to maintain a 2.0:1 ratio of EBITDA (as defined) to Interest Expense (as defined) over the applicable measurement periods. The first measurement period is the six months ended December 31, 1999. Thereafter, the measurement periods are the six months ending on the last day of each successive fiscal quarter until September 30, 2010. The first failure to maintain the required ratio would be the "First Occurrence," the second such failure would be the "Second Occurrence" and the third such failure would be the "Third Occurrence." However, after the First Occurrence, if ADLT maintains the required ratio in the three fiscal quarters immediately prior to the measurement period in which a failure occurs, a Second Occurrence or Third Occurrence, as the case may be, would not be effective, if the Company maintained the required ratio for the measurement period immediately following the measurement period in which such occurrence would otherwise have been effective. Under the terms of the transaction, EBITDA consists of net earnings, plus interest expense, plus depreciation and amortization, plus income taxes, less extraordinary gains and gains from asset sales plus extraordinary losses and losses from asset sales. Interest Expense consists of interest expense (net of interest income) calculated in accordance with generally accepted accounting principles, but excludes amortization of deferred financing costs not exceeding $125,000 in any fiscal quarter.

         Except as described below, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

CUSIP NO. 00753C 10 2                 13D

         (a) After the Second Occurrence under the Contingent Warrant Agreement, GE is granted options from Messrs. Hellman and Ruud to purchase, at the then current market price, that number of shares of Common Stock of ADLT which, together with all other shares of ADLT then owned by GE, would represent 25% of the voting power of the ADLT Common Stock. In addition, after the Second Occurrence under the Contingent Warrant, GE is granted the First Contingent Warrant to purchase additional shares of Common Stock of ADLT at the then current market price. The number of shares subject to the First Contingent Warrant will be equal to the number of shares required to allow GE to have a majority of the voting power of ADLT, assuming GE had effective proxies with respect to all shares as to which Messrs. Hellman and Ruud then have voting power. The exercise of the First Contingent Warrant is subject to prior compliance with the Ohio Control Share Acquisition Act (which condition would be fulfilled by shareholder approval to be sought at ADLT's annual meeting) and approval under the HSR Act (which requires ADLT and GE to provide information to the federal government to allow it to determine whether to contest an increase by GE to an interest in ADLT in excess of 25% pursuant to antitrust law). Upon the Third Occurrence under the Contingent Warrant Agreement, GE is granted the Second Contingent Warrant to purchase additional shares of Common Stock of ADLT at the then current market price. The number of shares subject to the Second Contingent Warrant will be the number of shares necessary to give GE 50% plus one vote of the voting power of ADLT (including the exercise of all outstanding Warrants, shares subject to irrevocable proxies, the shares subject to the Second Contingent Warrant and all proxies held with respect to Hellman Shares and Ruud Shares). In addition, subject to shareholder approval, after the Third Occurrence, if ADLT issues additional shares of Common Stock to anyone other than GE, GE will be entitled to purchase, on the same terms given to the third party, the number of shares required to maintain GE's voting power.

         (b) To the best of the Reporting Person's knowledge, no such transaction is contemplated.

         (c) To the best of the Reporting Person's knowledge, no such transaction is contemplated.

         (d) Under the terms of the Stock Purchase Agreement, the Reporting Person is entitled to propose five individuals none of whom are directors, executive officers, employees or the beneficial owner of 10% or more of any class of equity securities of the Reporting Person as potential members of the Board of Directors of ADLT (the "Reporting Person's Nominees"). ADLT is required to cause to be appointed to the Board of Directors of ADLT that number of the Reporting Person's Nominees necessary to give the Reporting Person representation equaling 20% of the total members of the Board of Directors of ADLT. In addition, ADLT is required to at all times cause the number of the Reporting Person's Nominees serving on the Board of Directors of ADLT to be equal to the greater of (i) 20% of the number of members of the Board of Directors, or (ii) that number of members of the Board of Directors that corresponds most nearly to the Reporting Person's percentage ownership interest in ADLT.

         (e) Except as described herein, the Reporting Person is not aware of any changes to ADLT's present capitalization or dividend policy.

         (f) Except as described herein, the Reporting Person is not aware of any material change in ADLT's business or corporate structure resulting from this transaction.

         (g) Under the terms of the Stock Purchase Agreement, ADLT is required to submit to a vote of its shareholders at its 1999 annual meeting a proposal to amend its Articles of Incorporation to provide that Section 1701.831 of the Ohio Revised Code shall not apply to "control share acquisitions" of shares of capital stock of ADLT, and the Board of Directors of ADLT is required to recommend to the shareholders of ADLT that they vote in favor of and adopt such proposal. If adotped, such proposal may impede a change of control of ADLT. GE is granted a put right with respect to the Series A Preferred Stock if ADLT merges, sells all or a substantial portion of its assets (other than in the

CUSIP NO. 00753C 10 2                 13D

ordinary course of business), or issues capital stock. The put right may impede a change of control of ADLT. Under certain circumstances GE is granted various options, proxies and warrants pursuant to the terms of the Contingent Warrant Agreement described above. Once granted, these instruments may impede a change of control. GE has a right of first refusal and co-sale right with respect to sales of more than 1,000 shares by Wayne R. Hellman, Alan Ruud or Hellman, LTD. These rights may impede a change of control of ADLT.

         (h) The Reporting Person is not aware of any such plan or proposal.

         (i) The Reporting Person is not aware of any such plan or proposal.

         (j) The Reporting Person is not aware of any such actions other than those described herein.

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The response of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein be reference. Prior to the consummation of the investment, the Reporting Person owned 535,887 shares of the Company's Common Stock. The Reporting Person has acquired 761,250 shares of the Company's Series A Convertible Preferred Stock, par value $.001, that may be converted into 3,045,000 shares of the Company's Common Stock and a warrant exerciseable at $.01 per share to purchase an additional 1,000,000 shares of the Company's Common Stock. Pursuant to its investment the Reporting Person has beneficial ownership of 18.8% of the outstanding Common Stock of the Company.

         (b) Upon conversion, the Reporting Person though the 761,250 shares of the Company's Series A Convertible Preferred Stock will have the sole power to vote and dispose of the 3,045,000 shares of Common Stock listed as beneficially owned by it in Item 5(a). In addition, upon exercise, the Reporting Person will have the sole power to vote and dispose of the 1,000,000 shares of the Company's Common Stock listed as owned by it in Item 5(a). The Reporting Person has the sole power to vote and dispose of the 535,887 shares of Common Stock owned prior to the transaction listed as beneficially owned by it in Item 5(a)

         (c) Except as disclosed herein, neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any of its directors or executive officers, has effected any transaction in the Company's Common Stock in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) STOCK PURCHASE AGREEMENT. Under the Stock Purchase Agreement, the number of the GE's nominees serving on the Board of Directors of ADLT must at all times be equal to the greater of (i) 20% of the number of members of ADLT's Board of Directors or (ii) that number of members that corresponds most nearly to the Reporting Person's percentange ownership interest in ADLT.

         (b) PROXIES. The various proxies granted to GE are described in Item 4(a). The proxies are granted by Wayne R. Hellman, Hellman, LTD. and Alan J. Ruud. Regardless of when they become effective, the proxies all expire at the same time, which is the earlier of (i) eleven years from the date of the Second

CUSIP NO. 00753C 10 2                 13D

Occurrence under the Contingent Warrant or (ii) September 30, 2010 if GE has not received notice of a Second Occurrence or Third Occurrence within the three year period prior to September 30, 2010.

         (b) RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT. The Reporting Person has a right of first refusal with respect to any sales of 1,000 shares or more (whether in one transaction or a series of related transactions) by Wayne R. Hellman, Alan J. Ruud or Hellman, LTD. The Reporting Person has the right to purchase such shares on the same terms as offered to a third party or at market prices for open market sales. The Reporting Person must exercise its right of first refusal within twenty days of receiving notice (or within two days for open market sales). The Reporting Person also has the right to participate in any sales by Wayne R. Hellman, Alan J. Ruud or Hellman, LTD. of blocks of 1,000 shares or more.

         (c) OPTION AGREEMENT. The Reporting Person is granted an option from each of Wayne R. Hellman and Alan J. Ruud to purchase shares upon a Second Occurrence under the Contingent Warrant Agreement. The number of shares subject to the options is the number of shares that when combined with other shares owned by the Reporting Person will give the Reporting Person a 25% interest in ADLT. The options must be exercised in full. The options generally last for one year after the Reporting Person has received notice of the Second Occurrence. The option price is current market price at the time of the Second Occurrence. The Reporting Person's rights to exercise the option is subject to approval under the HSR Act. The Option Agreement is among Wayne R.
Hellman, Alan J. Ruud and GE.

         (d) REGISTRATION RIGHTS AGREEMENT. GE and ADLT are parties to a Registration Rights Agreement (the "Registration Rights Agreement") relating to all common shares owned by GE (whether by virtue of conversion of the Series A Preferred Stock, exercise of the Initial Warrant, the First Contingent Warrant or the Second Contingent Warrant or otherwise). The Registration Rights Agreement provides that GE may make one demand for a long-form registration and unlimited demands for short-form registrations to have common shares owned by GE registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations as a result of other stockholders exercising their demand rights. GE also has certain "piggy-back" registration rights. GE must be notified prior to the filing of any registration statement under the Securities Act by ADLT.

         (e) ARTICLES OF INCORPORATION. The express terms of the Series A Preferred Stock include a number of put rights in favor of GE as well as a mandatory redemption provision. The purchase price under all of GE's put rights and under the mandatory redemption provision is the Liquidation Preference Amount. The mandatory redemption date is September 30, 1999. GE has the right to put the Series A Preferred Stock (i) on September 30, 2004 (the "General Put Right"), (ii) if ADLT's shareholders do not adopt a proposal to "opt out" of the Ohio Control Share Acquisition Act or do not approve the transaction in accordance with NSDAAQ Rule 4460(i)(D) at ADLT's 1999 annual meeting, (iii) if within 365 days after GE has filed its Notification and Report Form as required under the HSR Act in connection with a Second Occurrence under the Contingent Warrant Agreement ADLT and GE are unable to obtain required governmental approval under the HSR Act or (iv) if ADLT takes any action to give effect to certain major corporate actions, including actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business), issue capital stock, or incur or have outstanding indebtedness for borrowed money in excess of $210,000,000 (the "Occurrence Based Put Right"). If ADLT does not purchase the Series A Preferred Stock within the applicable closing period (generally a one year period from the date of notice of the put) in connection with the General Put Right or the Occurrence Based Put Right, the conversion ratio applicable to the Series A Preferred Stock increases from four to one to eight to one. Under the terms of the Series A Preferred Stock, the shares of Series A Preferred Stock are voted on an "as if" converted basis.

CUSIP NO. 00753C 10 2                 13D

         (f) SECOND CONTINGENT WARRANT. The Second Contingent Warrant provides that if ADLT issues additional shares of Common Stock to anyone other than GE, GE will be entitled to purchase, on the same terms given to the third party, the number of shares required to maintain GE's voting power.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.     Stock Purchase Agreement, dated as of September 28, 1999, between
               Advanced Lighting Technologies, Inc. and General Electric
               Company.

Exhibit B      Contingent Warrant Agreement, dated as of September 30, 1999, among Advanced Lighting Technologies, Inc., General Electric
               Company, Wayne R. Hellman, Hellman, Ltd., Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10,
               1995, Alan J. Ruud, and Alan J. Ruud, as voting trustee under
               Voting Trust Agreement dated January 2, 1998.

Exhibit C      Option Agreement, dated as of September 30, 1999, among General
               Electric Company, Wayne R. Hellman, and Alan J. Ruud.

Exhibit D      Registration Rights Agreement, dated as of September 30, 1999, between Advanced Lighting Technologies, Inc. and General Electric
               Company.

Exhibit E      Right of First Refusal and Co-Sale Agreement, dated as of
               September 30, 1999, by and among Wayne R. Hellman, Hellman, Ltd., an Ohio limited liability company, Alan J. Rudd and General
               Electric Company.


Exhibit F      Power of Attorney appointing Janet Bedol an agent and
               attorney-in-fact for General Electric Company.

CUSIP NO. 00753C 10 2                 13D

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                             GENERAL ELECTRIC COMPANY, A NEW YORK CORPORATION

                        By:  /s/  Janet Bedol
                             ---------------------------------
                             Name:    Janet Bedol
                             Title:   Attorney-in-fact

Dated as of October 18, 1999

CUSIP NO. 00753C 10 2 13D

SCHEDULE A TO SCHEDULE 13D

                        DIRECTORS AND EXECUTIVE OFFICERS

                           OF GENERAL ELECTRIC COMPANY

         The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of General Electric Company, an Ohio corporation.

                                    DIRECTORS

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------

J.I.Cash, Jr.              Harvard Business School            Professor of Business
                           Morgan Hall                        Administration-Graduate
                           Soldiers Field   Road              School of Business
                           Boston, MA 02163                   Administration, Harvard
                                                              University

S.S. Cathcart              222 Wisconsin Avenue               Retired Chairman,
                           Suite 103                          Illinois Tool Works
                           Lake Forest, IL 60045

D.D. Dammerman             General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

P. Fresco                  Fiat SpA                           Chairman of the Board,
                           via Nizza 250                      Fiat SpA
                           10126 Torino, Italy

A. M. Fudge                Kraft Foods, Inc.                  Executive Vice President
                           555 South Broadway
                           Tarrytown, NY  10591

C.X. Gonzalez              Kimberly-Clark de Mexico,          Chairman of the Board
                             S.A. de C.V.                     and Chief Executive
                           Jose Luis Lagrange 103,            Officer,
                           Tercero Piso                       Kimberly-Clark de Mexico,
                           Colonia Los Morales                S.A. de C.V.
                           Mexico, D.F. 11510, Mexico


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
A. Jung                    Avon Products, Inc.                President and Chief
                           1345 Avenue of the Americas        Operating Officer,
                           New York, NY  10105                Avon Products, Inc.

K.G. Langone               Invemed Associates, Inc.           Chairman, President and Chief
                           375 Park Avenue                    Executive Officer,
                           New York, NY  10152                Invemed Associates, Inc.

G.G. Michelson             Federated Department Stores        Former Member of the
                           151 West 34th Street               Board of Directors,
                           New York, NY 10001                 Federated Department
                                                              Stores

S. Nunn                    King & Spalding                    Partner, King & Spalding
                           191 Peachtree Street, N.E.
                           Atlanta, Georgia 30303

J.D. Opie                  General Electric Company           Vice Chairman of the
                           3135 Easton Turnpike               Board and Executive
                           Fairfield, CT 06431                Officer, General Electric
                                                              Company

R.S. Penske                Penske Corporation                 Chairman of the Board
                           13400 Outer Drive, West            and President, Penske
                           Detroit, MI 48239-4001             Corporation

F.H.T. Rhodes              Cornell University                 President Emeritus
                           3104 Snee Building                 Cornell University
                           Ithaca, NY 14853

A.C. Sigler                Champion International             Retired Chairman of the
                            Corporation                       Board and CEO
                           1 Champion Plaza                   and former Director,
                           Stamford, CT 06921                 Champion International
                                                              Corporation

D.A. Warner III            J. P. Morgan & Co., Inc.           Chairman of the Board,
                           & Morgan Guaranty Trust Co.        President, and Chief
                           60 Wall Street                     Executive Officer,
                           New York, NY 10260                 J.P. Morgan & Co.
                                                              Incorporated and Morgan
                                                              Guaranty Trust Company

CUSIP NO. 00753C 10 2                 13D

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT 06431                Officer, General Electric
                                                              Company

                                   Citizenship
                                   -----------

                           P. Fresco                          Italy
                           C. X. Gonzalez                     Mexico
                           Andrea Jung                        Canada
                           All Others                         U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.F. Welch, Jr.            General Electric Company           Chairman of the Board and
                           3135 Easton Turnpike               Chief Executive Officer
                           Fairfield, CT 06431

P.D. Ameen                 General Electric Company           Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT 06431

J.R. Bunt                  General Electric Company           Vice President and Treasurer
                           3135 Easton Turnpike
                           Fairfield, CT 06431

W.J. Conaty                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Human Resources
                           Fairfield, CT 06431

D.M. Cote                  General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               GE Appliances
                           Fairfield, CT 06431

D.D. Dammerman             General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

CUSIP NO. 00753C 10 2                 13D

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
L.S. Edelheit              General Electric Company           Senior Vice President -
                           P. O. Box 8                        Corporate Research
                           Schenectady, NY 12301              and Development

B.W. Heineman, Jr.         General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               General Counsel and Secretary
                           Fairfield, CT 06431

J.R. Immelt                General Electric Company           Senior Vice President -
                           P.O. Box 414                       GE Medical Systems
                           Milwaukee, WI 53201

G.S. Malm                  General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Asia
                           Fairfield, CT 06431

W.J. McNerney, Jr.         General Electric Company           Senior Vice President -
                           1 Neumann Way                      GE Aircraft Engines
                           Cincinnati, OH  05215

R.L. Nardelli              General Electric Company           Senior Vice President -
                           1 River Road                       GE Power Systems
                           Schenectady, NY 12345

R.W. Nelson                General Electric Company           Vice President -
                           3135 Easton Turnpike               Corporate Financial Planning
                           Fairfield, CT 06431                and Analysis

J.D. Opie                  General Electric Company           Vice Chairman of the Board
                           3135 Easton Turnpike               and Executive Officer
                           Fairfield, CT 06431

G.M. Reiner                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Chief Information Officer
                           Fairfield, CT 06431

J.G. Rice                  General Electric Company           Vice President -
                           2901 East Lake Road                GE Transportation Systems
                           Erie, PA  16531

G.L. Rogers                General Electric Company           Senior Vice President -
                           1 Plastics Avenue                  GE Plastics
                           Pittsfield, MA 01201


CUSIP NO. 00753C 10 2                 13D

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
K.S. Sherin                General Electric Company           Senior Vice President - Finance
                           3135 Easton Turnpike               and Chief Financial Officer
                           Fairfield, CT 06431

L.G. Trotter               General Electric Company           Senior Vice President -
                           41 Woodford Avenue                 GE Industrial Systems
                           Plainville, CT 06062

M.S. Zafirovski            General Electric Company           Senior Vice President -
                           Nela Park                          GE Lighting
                           Cleveland, OH 44112



                                   Citizenship
                                   -----------

                           G. S. Malm                 Sweden
                           All Others                 U.S.A.

CUSIP NO. 00753C 10 2                 13D

SCHEDULE B TO SCHEDULE 13D

                    GE CONVICTIONS WITHIN THE PAST FIVE YEARS
                    -----------------------------------------

         Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent
 ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

         Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 00753C 10 2                 13D


                                  EXHIBIT INDEX

Exhibit A.     Stock Purchase Agreement, dated as of September 28, 1999, between
               Advanced Lighting Technologies, Inc. and General Electric
               Company.

Exhibit B      Contingent Warrant Agreement, dated as of September 30, 1999, among Advanced Lighting Technologies, Inc., General Electric
               Company, Wayne R. Hellman, Hellman, Ltd., Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10,
               1995, Alan J. Ruud, and Alan J. Ruud, as voting trustee under
               Voting Trust Agreement dated January 2, 1998.

Exhibit C      Option Agreement, dated as of September 30, 1999, among General
               Electric Company, Wayne R. Hellman, and Alan J. Ruud.

Exhibit D      Registration Rights Agreement, dated as of September 30, 1999, between Advanced Lighting Technologies, Inc. and General Electric
               Company.

Exhibit E      Right of First Refusal and Co-Sale Agreement, dated as of
               September 30, 1999, by and among Wayne R. Hellman, Hellman, Ltd., an Ohio limited liability company, Alan J. Rudd and General
               Electric Company.

Exhibit F      Power of Attorney appointing Janet Bedol an agent and
               attorney-in-fact for General Electric Company.

CUSIP NO. 00753C 10 2                 13D

                                                                       Exhibit A
                            STOCK PURCHASE AGREEMENT


                  THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of September 28, 1999, is between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and General Electric Company, a New York corporation ("Purchaser").

                  The parties hereto agree as follows:

                                    SECTION 1

                                   DEFINITIONS

                  The following terms when used in this Agreement shall, except where the context otherwise requires, have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

                  "AFFILIATE" shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                  "AGREEMENT" shall mean this Stock Purchase Agreement as originally executed and as amended, modified or supplemented from time to time.

                  "AMENDED ARTICLES" shall have the meaning provided in Section 2.1.

                  "AMENDMENT TO ARTICLES" shall have the meaning provided in
Section 2.1.

                  "ANNUAL FINANCIAL STATEMENTS" shall have the meaning provided in clause a of Section 7.4.

                  "BOARD OF DIRECTORS" shall mean the board of directors of the Company.

                  "BUSINESS" shall mean the business of (a) designing, manufacturing, marketing and selling metal halide lighting products and metal halide and other HID lamp system components used in the production of lamps and other components for lighting systems, (b) manufacturing, marketing and selling metal halide fixtures, (c) manufacturing, marketing and selling photometric measuring equipment and (d) designing, manufacturing, marketing and selling coatings and coatings equipment.

                  "CLOSING" and "Closing Date" shall have the meanings provided in Section 3.1.

                  "COLLATERAL AGREEMENTS" shall have the meaning provided in clause g of Section 4.1.

CUSIP NO. 00753C 10 2                 13D

                  "COMMISSION" means the Securities and Exchange Commission.

                  "COMMON SHARES" shall mean the Common Shares, par value $.001, of the Company.

                  "COMPANY" shall mean Advanced Lighting Technologies, Inc., an Ohio corporation.

                  "CONTINGENT SHARES" shall mean Common Shares to be issued upon the exercise of the First Contingent Warrant and the Second Contingent Warrant pursuant to the Contingent Warrant Agreement.

                  "CONTINGENT WARRANT AGREEMENT" shall mean the contingent warrant agreement in the form of Exhibit 2.2 attached hereto for the issuance of the First Contingent Warrant and the Second Contingent Warrant.

                  "CONVERSION SHARES" shall mean the Common Shares to be issued upon the conversion of Series A Shares.

                  "CREDIT AGREEMENT" shall mean the Credit Agreement dated as of May 21, 1999, among the Company, certain Subsidiaries and PNC Bank, National Association.

                  "DISCLOSURE STATEMENT" shall mean the Supplemental Disclosure Statement, dated as of the date of this Agreement, provided by the Company to the Purchaser in connection with certain representations and warranties made in this Agreement.

                  "ENVIRONMENTAL, HEALTH AND SAFETY LAWS" shall mean any federal, state, or local statute, law, ordinance, code, order, injunction, decree, ruling; any regulations promulgated thereunder, or any common law theory of liability which regulates or controls (i) pollution, contamination, or the condition of groundwater, surface water, soil, sediment, air or the workplace or
(ii) a spill, leak, emission, discharge, release or disposal into groundwater, surface water, soil, sediment, air or the workplace, including without limitation the federal Comprehensive, Environmental Response, Compensation, and Liability Act ("CERCLA"), 42 U.S.C. ss. 9601 et seq., as amended; the federal Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. ss. 6901 et seq., as amended; the Hazardous Materials Transportation Act ("HMTA"), 49 U.S.C. ss. 1801 et seq., as amended; the Toxic Substances Control Act ("TSCA"), 15 U.S.C. ss. 2601 et seq., as amended; the Clean Air Act ("CAA"), 42 U.S.C ss. 7401 et seq. as amended; the Clean Water Act ("CWA"), 33 U.S.C. ss. 1251 et seq. as amended; the Safe Drinking Water Act ("SDWA"), 42 U.S.C. ss. 300f et seq., as amended; the Emergency Planning and Community Right to Know Act ("EPCRA"), 42 U.S.C. ss. 11001 et seq., as amended; the Federal, Insecticide, Fungicide and Rodenticide Act ("FIFRA"), 7 U.S.C. ss. 136 et seq., as amended; the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. ss. 651 et seq., as amended; the National Environmental Policy Act ("NEPA"), 42 U.S.C. ss. 4321 et seq., as amended; any similar state or local statutes or ordinances, and the regulations promulgated thereunder.

                   "EVENT OF DEFAULT" shall mean any default by the Company under this Agreement or any Collateral Agreement beyond any applicable cure period.

CUSIP NO. 00753C 10 2                 13D

                  "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

                  "FIRST CONTINGENT WARRANT" shall have the meaning provided in the Contingent Warrant Agreement.

                   "GAAP" shall mean generally accepted accounting principles as in effect on the date hereof and consistently applied and maintained throughout the period indicated. Whenever any accounting term is used herein which is not otherwise defined, it shall have the meaning ascribed thereto under GAAP.

                  "GOVERNMENTAL BODY" shall mean any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, in each case to the extent the same has jurisdiction over the Person or property in question, including, but not limited to, any governmental authority, agency, board, commission, court, department or instrumentality of the United States, any State of the United States or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory groups of which the Company, any Subsidiary or Purchaser is a member or is subject.

                  "HAZARDOUS SUBSTANCES" shall mean any toxic substance, hazardous substance, hazardous waste, hazardous material, solid waste, residual waste, infectious waste, contaminant, pollutant, or constituent thereof, whether solid, semi-solid, liquid or gaseous, which are regulated, listed or controlled by Environmental, Health and Safety Laws.

                  "HELLMAN LTD." shall have the meaning provided in clause m of
Section 4.1.

                  "HELLMAN LTD. SHARES" shall mean the Common Shares of the Company held, of record or beneficially, by Hellman, Ltd.

                  "HELLMAN VOTING TRUST" shall mean the Voting Trust Agreement, dated as of October 10, 1995, as amended, between Wayne R. Hellman, as voting trustee, and certain shareholders of the Company. As used herein, the term Hellman Voting Trust shall include any irrevocable proxies granted to Wayne R. Hellman with respect to shares withdrawn from the Hellman Voting Trust and deposited in margin accounts by the beneficial holders thereof.

                  "INDEBTEDNESS FOR BORROWED MONEY" shall mean as to any Person, at a particular time, all items which constitute, without duplication (a) indebtedness for borrowed money, (b) indebtedness in respect of the deferred purchase price of property, (c) indebtedness evidenced by notes, bonds, debentures or similar instruments, (d) capital lease obligations (i.e., obligations with respect to leases which are required to be capitalized for financial reporting purposes in accordance with GAAP), (e) all obligations of such Person in respect of capital stock subject to mandatory redemption or redemption at the option of the holder thereof, in whole or in part, and (f) all contingent obligations of such Person in respect of any of the foregoing. As to the Company and any Subsidiary, the term Indebtedness for Borrowed Money shall not include indebtedness to the Company from any Subsidiary, indebtedness to any Subsidiary from the Company or indebtedness to any Subsidiary from any Subsidiary.

CUSIP NO. 00753C 10 2                 13D

                  "INDENTURE" shall mean the Indenture, dated as of March 18, 1998, between the Company and The Bank of New York, Trustee, as supplemented as of September 25, 1998, relating to the 8% Senior Notes due 2008 of the Company.

                  "OPTION AGREEMENT" shall have the meaning provided in the Contingent Warrant Agreement.

                  "PERMITTED LIENS" shall mean: (a) Security Interests existing on the Closing Date and disclosed to the Purchaser in writing prior to the date hereof; (b) Security Interests securing indebtedness which is incurred to refinance indebtedness secured by Security Interests; provided that such liens do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets securing the indebtedness being refinanced; (c) liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (d) statutory and common law liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (e) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (f) liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (g) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (h) liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that
(i) the principal amount of the indebtedness secured by such lien does not exceed 100% of such cost and (ii) any such lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (i) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Subsidiaries, taken as a whole; (j) liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Subsidiaries relating to such property or assets; (k) any interest or title of a lessor in the property subject to any capitalized lease or operating lease; (l) liens arising from filing Uniform Commercial Code financing statements regarding leases; (m) liens on property of, or on shares of capital stock or indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Subsidiary; provided that such liens do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets acquired; (n) liens in favor of the Company or any Subsidiary; (o) liens arising from the rendering of a final judgment or order against the Company or any Subsidiary that does not give rise to an Event of Default (as defined in the Credit Agreement); (p) liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (q) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the

CUSIP NO. 00753C 10 2                 13D

importation of goods; (r) liens encumbering customary initial deposits and margin deposits, and other liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing indebtedness under interest rate agreements and currency agreements and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect the Company or any of its Subsidiaries form fluctuations in interest rates, currencies or the price of commodities; (s) liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Subsidiaries prior to the Closing Date; and (t) liens on or sales of receivables.

                  "PERSON" shall mean any natural person, corporation, firm, partnership, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

                  "PREFERRED SHARES" shall mean the Series A Shares.

                  "PURCHASED SHARES" shall have the meaning provided in Section 2.1.

                  "PURCHASER" shall mean General Electric Company, a New York corporation.

                  "REGISTRATION RIGHTS AGREEMENT" shall mean the Registration Rights Agreement delivered pursuant to Section 4.1(g)(ii).

                  "RUUD VOTING TRUST" shall mean the Voting Trust Agreement, dated as of January 2, 1998, as amended, between Alan J. Ruud, as voting trustee, and certain shareholders of the Company. As used herein, the term Ruud Voting Trust shall include any irrevocable proxies granted to Alan J. Ruud with respect to shares withdrawn from the Ruud Voting Trust and deposited in margin accounts by the beneficial holders thereof.

                  "SECOND CONTINGENT WARRANT" shall have the meaning provided in the Contingent Warrant Agreement.

                  "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

                  "SECURITY INTEREST" shall mean any lien, pledge, mortgage, encumbrance, charge or security interest of any kind whatsoever (including, without limitation, the lien or retained security title of a conditional vendor) whether arising under a security instrument or as a matter of law, judicial process or otherwise or the agreement by any Person to grant any lien, security interest or pledge, mortgage or encumber any asset.

                  "SERIES A SHARES" shall mean shares of Series A Convertible Preferred Stock, par value $.001, of the Company.

                   "STOCK PLANS" shall mean the Company's 1995 Incentive Award Plan, the Company's Billion Dollar Market Capitalization Incentive Award Plan, the Company's 1998 Incentive Award Plan, the Company's Employee Stock Purchase Plan and the Company's 401(k) Retirement and Savings Plan.

CUSIP NO. 00753C 10 2                 13D

                   "SUBSIDIARY" of the Company shall mean any other corporation of which more than 50% of the outstanding shares of capital stock having ordinary voting power for the election of directors is owned directly or indirectly by the Company, by the Company and one or more Subsidiaries, or by one or more other Subsidiaries.

                  "WARRANT" shall mean the warrant in the form of Exhibit 1 attached hereto for the right to purchase additional Common Shares.

                  "WARRANT SHARES" shall mean Common Shares to be issued upon exercise of the Warrant.

                  "YEAR 2000 COMPLIANT" shall mean that, with respect to data entry controlled by those modules of a party's intellectual property which are
(i) proprietary to such party ("Party Proprietary Modules") and (ii) used in accordance with that party's user documentation or as instructed by that party:
(a) such Party Proprietary Modules will accurately process, provide and/or receive all date/time data (including calculating, comparing, sequencing, processing, and outputting), within, from, into, and between centuries (including the twentieth and twenty-first centuries and the years 1999 and 2000), including leap year calculations; (b) neither the performance nor the functionality of the Party Proprietary Modules will be affected by any dates/times, prior to, on, after, or spanning January 1, 2000; (c) the design of the Party Proprietary Modules includes proper date/time data century recognition and recognition of 1999 and 2000, calculations that accommodate single century and multi-century formulae, and date/time values before, on, after and spanning January 1, 2000, and date/time data interface values that reflect the century, 1999, and 2000; (d) no value for current date/time will cause any error, interruption, or decreased performance in or of the Party Proprietary Modules;
(e) all manipulations of date and time related data (including calculating, comparing, sequencing, processing, and outputting) will produce correct results for all valid dates and times when used independently; (f) date/time elements in interfaces and data storage will specify the century to eliminate date ambiguity without human intervention, including leap year calculations; (g) where any date/time element is represented without a century, the correct century will be unambiguous for all manipulations involving that element; and (h) authorization codes, passwords, and zaps (purge functions) will function normally and in the same manner during, prior to, on, and after January 1, 2000, including the manner in which they function with respect to expiration dates and CPU serial numbers.


                                    SECTION 2

                        PURCHASE OF THE PURCHASED SHARES

                  2.1 Authorization of the Purchased Shares and Warrant. The Company has authorized the issuance and sale on the terms and subject to the conditions of this Agreement of (a) 761,250 Series A Shares (the "Purchased Shares") having the rights, restrictions, privileges and preferences as set forth in the amendment ("Amendment to Articles"), attached hereto as Exhibit 2.1, to the Second Amended and Restated Articles of Incorporation of the Company (the Articles, as so amended, the "Amended Articles") and (b) a Warrant for the right to purchase 1,000,000 Common Shares for an exercise price of $.01 per share in accordance with the form of Warrant set forth in Exhibit 1 attached hereto. In addition, the Company has authorized the issuance and sale of the First Contingent Warrant and the Second Contingent Warrant and an additional

CUSIP NO. 00753C 10 2                 13D

number of Common Shares issuable upon the exercise by Purchaser of the First Contingent Warrant and the Second Contingent Warrant on the terms and subject to the conditions of the Contingent Warrant Agreement, and at a purchase price established in accordance with the Contingent Warrant Agreement. The Company shall adopt and file the Amendment to Articles with the Office of the Secretary of the State of Ohio on or before the Closing Date.

                  2.2 Purchase of the Purchased Shares; Agreement to Issue Securities and Provide Financial Accommodation. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained in this Agreement, the Company agrees to sell to Purchaser and Purchaser agrees to purchase from the Company, 761,250 Series A Shares for the purchase price of $27.00 per share, and the Company agrees to issue to Purchaser the Warrant in the form of Exhibit 1 attached hereto for the right to purchase additional Common Shares. This Agreement is and is intended to be an agreement for the issuance of securities by the Company and the providing of financial accommodation to the Company within the meaning of Section 365(c)(2) of Title 11 of the United States Code.

                                    SECTION 3

                                     CLOSING

                  3.1 Closing. The closing ("Closing") of the sale and purchase of the Purchased Shares and the issuance of the Warrant under this Agreement shall take place at the offices of Baker & Hostetler LLP, 3200 National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3485, on September 30, 1999 (the "Closing Date"), or such other date that is mutually agreeable to the Company and Purchaser. At the Closing, the Company shall deliver to Purchaser certificates for the Purchased Shares and the Warrant described in Section 2.2, registered in the name of Purchaser, against payment to the Company of the purchase price therefor, by wire transfer, check or other method acceptable to the Company. If at the time of the Closing any of the conditions specified in Sections 4.1 or 4.2 shall not have been fulfilled, Purchaser or the Company, respectively, shall, at its election, be relieved of all of its obligations under this Agreement without thereby waiving any other rights it may have by reason of such failure or such nonfulfillment.

                                    SECTION 4

                                   CONDITIONS

                  4.1 Conditions to Obligations of Purchaser. The obligations of Purchaser to purchase the Purchased Shares are subject to the satisfaction of each of the following conditions precedent, to the extent applicable, on or before the Closing Date, unless waived by Purchaser in writing:

                       a. Performance of the Company. The Company shall have performed all obligations and agreements and complied with all covenants and other items contained in this Agreement required to be performed or fulfilled by the Company on or before the Closing Date.

CUSIP NO. 00753C 10 2                 13D


                       b. Representations True. All of the representations and warranties made by the Company to Purchaser in this Agreement shall be true and correct when made and, in all material respects, as of the Closing Date.

                       c. No Default. There shall exist as of the Closing Date no condition or event that constitutes, or that after notice or lapse of time, or both, would constitute, an Event of Default under this Agreement or the Collateral Agreements.

                       d. Consents. The waiver of any preemptive or first refusal rights by the Shareholders of the Company or any third party with respect to the Purchased Shares, the Warrant, the Warrant Shares, the First Contingent Warrant, the Second Contingent Warrant, the Contingent Shares, the Conversion Shares and the Hellman Ltd. Shares shall have been duly made or obtained on terms and conditions satisfactory to Purchaser.

                       e. No Material Adverse Change. Except as disclosed in reports filed pursuant to the Exchange Act or otherwise disclosed in writing to Purchaser, since March 31, 1999, there shall have been no material adverse change to the business, assets or condition (financial or otherwise), earnings, results of operations or prospects of the Company and its Subsidiaries taken as a whole.

                       f. Proceedings. All corporate and other proceedings and all documents incidental to the transactions involved in the purchase of the Purchased Shares, the issuance of the Warrant, the issuance of the Conversion Shares upon conversion of the Purchased Shares, the issuance of the Warrant Shares upon exercise of the Warrant, the issuance of the First Contingent Warrant and the Second Contingent Warrant and the issuance of the Contingent Shares upon exercise of the First Contingent Warrant or the Second Contingent Warrant shall be reasonably satisfactory in substance and form to Purchaser and Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as Purchaser or its counsel may reasonably request, including, without limitation, the following:

                              (i) Amendment to Articles, certified by the
Secretary of State of the State of Ohio;

                              (ii) a Certificate, as of the most recent
practicable date prior to the Closing, as to the corporate good standing of the Company issued by the Secretary of State of the State of Ohio;

                              (iii) the Code of Regulations of the Company,
certified by its Secretary or Assistant Secretary as of the Closing Date; and

                              (iv) resolutions of the Board of Directors of the
Company, authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, including, without limitation, a specific resolution adopted in accordance with Section 1704.05(D)(1) of the Ohio Revised Code authorizing and approving the issuance of the Warrant Shares upon exercise of the Warrant, the Conversion Shares upon conversion of the Purchased Shares and the Contingent Shares upon exercise of the First Contingent Warrant or the Second Contingent Warrant, certified by the Secretary or Assistant Secretary of the Company as of the Closing Date.

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                       g. Collateral Agreements. The Company shall have delivered duly executed originals of the following agreements to Purchaser, each of which shall be in form and substance satisfactory to Purchaser:

                              (i) the Contingent Warrant Agreement;

                              (ii) a Registration Rights Agreement; and

                              (iii) a Lamp Materials Purchase Agreement and
related License Agreement.

(The agreements set forth in this clause g. of this Section 4.1, collectively, the "Collateral Agreements".)

                       h. Board of Directors/Amended Code of Regulations. The Code of Regulations of the Company shall be amended, if necessary, to provide that the Board of Directors shall consist of ten members. The Purchaser shall have the right to propose five individuals none of whom are directors, executive officers, employees or the beneficial owner of 10% or more of any class of equity securities of Purchaser as potential members of the Board of Directors of the Company (the "Purchaser's Nominees"). The Company shall cause to be appointed to the Board of Directors that number of the Purchaser's Nominees necessary to give Purchaser representation equaling 20% of the total members of the Board of Directors.

                       i. Amendment to Articles. The Board of Directors, on behalf of the Company, shall have adopted the Amendment to Articles and filed the Amendment to Articles with the Secretary of State of the State of Ohio.

                       j. Opinion of Counsel. Purchaser shall have received an opinion from Cowden, Humphrey & Sarlson Co., L.P.A., counsel for the Company, dated as of the Closing Date, addressed to it, in form and substance reasonably satisfactory to Purchaser.
                       k. Financial Due Diligence. Purchaser shall be satisfied, in its sole and absolute discretion, with its financial due diligence review of the Company.

                       l. Regulatory Approvals. Purchaser and the Company shall have received all governmental and other approvals required under any applicable laws, statutes, orders, rules, regulations or policies, or any guidelines promulgated thereunder, including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act, as amended.
                       m. Proxies. Purchaser shall have received from each of Wayne R. Hellman and Alan J. Ruud a proxy, duly executed in blank, entitling Purchaser to vote all Common Shares held by Messrs. Hellman and Ruud, individually, and all shares as to which they have voting power as voting trustee of the Hellman Voting Trust and the Ruud Voting Trust, respectively, on all matters submitted to a vote of the shareholders of the Company, in accordance with and subject to the provisions of the Contingent Warrant Agreement. Purchaser shall have received from Hellman Ltd., an Ohio limited liability company ("Hellman Ltd."), a proxy, duly executed in blank, entitling Purchaser to vote all of the Hellman Ltd. Shares on all matters submitted to a vote of the shareholders of the Company, in accordance with and subject to the provisions of the Contingent Warrant Agreement.

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                       n. No Proceedings. There shall be no action or proceeding, pending or threatened, before any Governmental Body (i) against Purchaser or the Company for the purpose of enjoining or preventing the consummation of this Agreement or the transactions contemplated hereby, or otherwise claiming that this Agreement or the consummation of the transactions contemplated hereby is illegal, or (ii) against any beneficial owner of 5% or more of any class of equity securities of the Company (a "Beneficial Owner") seeking to adjudicate him or her a bankrupt or insolvent or seeking the appointment of a receiver, trustee, custodian or other similar official for him or her or for any substantial part of his or her assets or (iii) in which any Beneficial Owner shall seek protection or relief under any law relating to bankruptcy, insolvency, relief or protection of debtors.

                       o. No Event of Default. There shall exist as of the Closing Date no condition or event that constitutes, or that after notice or lapse of time, or both, would constitute, an event of default under the Indenture, the Credit Agreement or any other agreement evidencing any Indebtedness for Borrowed Money in excess of $250,000.

                       p. Warrant. The Company shall have executed and delivered to Purchaser the Warrant.

                       q. Independent CPA. The Company shall have retained as its auditor an independent certified public accounting firm acceptable to Purchaser and such independent certified public accounting firm shall have accepted such engagement.

                       r. Option Agreement. Wayne R. Hellman and Alan J. Ruud shall have executed and delivered to Purchaser the Option Agreement.

                       s. Right of First Refusal and Co-Sale Agreement. Wayne R. Hellman, Hellman Ltd. and Alan J. Ruud shall have executed and delivered to Purchaser a Right of First Refusal and Co-Sale Agreement in form and substance reasonably satisfactory to Purchaser.

                  4.2 Conditions to Obligations of the Company. The obligations of the Company to sell the Purchased Shares are subject to the satisfaction of each of the following conditions precedent, to the extent applicable, on or before the Closing Date, unless waived by the Company in writing:

                       a. Performance of Purchaser. Purchaser shall have performed all obligations and agreements and complied with all covenants and other items contained in this Agreement required to be performed or fulfilled by Purchaser on or before the Closing Date.

                       b. Representations True. All of the representations and warranties made by Purchaser to the Company in this Agreement shall be true and correct when made and, in all material respects, as of the Closing Date.

                       c. Collateral Agreements. Purchaser shall have delivered duly executed originals of the Collateral Agreements referred to in clauses (i) and (iii) of Subsection 4.1(g) to the Company, each of which shall be in form and substance satisfactory to the Company.

                       d. Regulatory Approvals. Purchaser and the Company shall have received all governmental and other approvals required under any applicable laws, statutes, orders, rules, regulations or policies, or any guidelines promulgated thereunder, including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act, as amended.
                       e. No Proceedings. There shall be no action, pending or threatened, against Purchaser or the Company for the purpose of enjoining or preventing the consummation of this Agreement or the transactions contemplated hereby, or otherwise claiming that this Agreement or the consummation of the transactions contemplated hereby hereof is illegal.

CUSIP NO. 00753C 10 2                 13D

                                    SECTION 5

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Purchaser as follows:

                  5.1 Organization; Authority. Each of the Company and each
Subsidiary: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of its incorporation and (b) has all requisite corporate power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and each Subsidiary is qualified to do business in each state in which the nature of its business makes such qualification necessary, except where failure to so qualify would not have a material adverse effect on the Company. The Company has all requisite corporate power and authority to enter into this Agreement and the Collateral Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. All necessary corporate action has been (or will timely be) taken by and on behalf of the Company and its shareholders with respect to the execution, delivery, and performance by the Company of this Agreement and the Collateral Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Collateral Agreements constitute (or will constitute when executed and delivered) legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with their respective terms. Neither the execution, delivery, and performance of this Agreement, the Collateral Agreements, and the other instruments and transactions contemplated hereby, nor the issuance of the Purchased Shares, the Warrant, the Warrant Shares, the First Contingent Warrant, the Second Contingent Warrant, the Contingent Shares or the Conversion Shares, will violate any provision of any law (provided, with respect to the Warrant Shares, the Contingent Shares and the Conversion Shares, that the Purchaser complies with applicable provisions of the Ohio Control Share Acquisition Act), any order of any court or other agency of government, the Amended Articles or Code of Regulations of the Company or any agreement or instrument to which the Company is a party or by which the Company is bound, or be in conflict with, result in a breach of, or constitute (with notice or lapse of time, or both) a default under any such agreement or instrument provided, however, that the purchase or redemption of Purchased Shares upon exercise of the Put Option (as defined in the Amendment to Articles) would violate (i) the terms of the Credit Agreement, unless prior consent of the lenders thereunder is obtained and (ii) the terms of the Indenture, unless Restricted Payments (as defined in the Indenture) in an amount equal to the purchase price are then permitted pursuant to the terms of the Indenture.

                  5.2 Capitalization. The authorized capital stock of the Company consists of (a) 80,000,000 Common Shares, of which 20,237,706 were issued and outstanding on April 1, 1999, and (b) 1,000,000 Preferred Shares, none of which are issued or outstanding. All of the issued and outstanding Common Shares are duly authorized, validly issued, fully paid and nonassessable, and were issued in conformity with all applicable state and federal securities laws. All of the Preferred Shares are duly authorized. The Purchased Shares shall have the rights, preferences and privileges set forth in the Amended Articles. Except for the 3,279,254 Common Shares reserved for issuance under the Stock Plans, the Company has no other equity securities of any class authorized,

CUSIP NO. 00753C 10 2                 13D

issued, reserved for issuance, or outstanding. Except for the conversion right contained in the Preferred Shares, the purchase rights contained in the Contingent Warrant Agreement, and options and rights to shares issued under the Stock Plans, there are no outstanding options, offers, warrants, conversion rights, agreements, or other rights to subscribe for or to purchase from the Company, or, except for Common Shares issued or to be issued in respect of acquisitions of securities or assets of any Persons in connection with contracts entered into prior to the date hereof (which in the aggregate do not exceed 110,000 Common Shares), commitments by the Company to issue, transfer, or sell (either written or oral, formal or informal, firm or contingent) shares of or interests in the capital stock or, except for the Company's obligations to use its best efforts to effect the registration under the Securities Act of 8% Senior Notes to be issued in exchange for 8% Senior Notes of the Company issued in a private offering, other securities of the Company (whether debt, equity, or a combination thereof) or obligating the Company to grant, extend or enter into any such agreement or commitment. No securities of the Company carry, and no shareholder of the Company has been granted, any preemptive rights. The Company is not obligated under any agreement, arrangement or understanding to redeem or otherwise purchase any of its shares of capital stock. Schedule 5.2 to the Disclosure Statement lists, by creditor, the total Indebtedness for Borrowed Money of the Company and its Subsidiaries as of May 1, 1999.

                  5.3 Financial Statements and Reports; Absence of Undisclosed Liabilities. The Company has filed all forms, reports and documents with the Securities and Exchange Commission required to be filed by it pursuant to the Exchange Act, and the rules and regulations promulgated thereunder, all of which have complied in all material respects with the applicable requirements of the Exchange Act, and such rules and regulations (hereinafter collectively referred to as the "Company Reports"). None of the Company Reports, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission applied on a consistent basis (except as otherwise noted in such financial statements) and present fairly in all material respects the financial position, results of operations, cash flows and changes in financial position of the Company and its consolidated Subsidiaries as of the dates stated or the periods indicated, subject, in the case of unaudited interim consolidated financial statements, to normal year-end adjustments. Except as reflected in the most recent financial statements of the Company included in the Company Reports or obligations incurred for the payment of money only in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, the Company does not have any material liabilities or obligations of any nature, whether accrued, contingent or otherwise and whether due or to become due.

                  5.4 Securities. The Conversion Shares issuable upon conversion of the Purchased Shares have been duly authorized and reserved for issuance and, following issuance and delivery of the Purchased Shares in accordance with this Agreement, upon conversion in accordance with the terms of the Purchased Shares, the Conversion Shares shall be validly issued, fully paid, and nonassessable and will be free of restrictions on transfers other than restrictions contained in this Agreement and under applicable state and federal securities laws. The

CUSIP NO. 00753C 10 2                 13D

Warrant Shares issuable upon exercise of the Warrant and the Contingent Shares issuable upon exercise of the First Contingent Warrant and the Second Contingent Warrant have been duly authorized and reserved for issuance and, when payment is made therefor in accordance with the Warrant or the First Contingent Warrant or the Second Contingent Warrant, as the case may be, shall be validly issued, fully paid, and nonassessable and will be free of restrictions on transfers other than restrictions contained in this Agreement and under applicable state and federal securities laws and subject to applicable provisions of the Ohio Control Share Acquisition Act.

                  5.5 Securities Laws. No consent, authorization, approval, permit, or order of or filing with any governmental or regulatory authority is required under current laws and regulations in connection with the execution and delivery of either this Agreement, or the offer, issuance, sale, or delivery of the Purchased Shares, the Warrant, the Warrant Shares, the First Contingent Warrant, the Second Contingent Warrant, the Contingent Shares or the Conversion Shares to Purchaser (assuming the Conversion Shares are issued to Purchaser in conformity with the terms hereof and thereof) other than the qualification thereof or notification with respect thereto, if required, under applicable federal and state securities laws, which qualification or notification has been or will be effected as a condition of such sales. The Company has not: (a) issued any securities in violation of the requirements of Section 5 of the Securities Act or any other law; (b) violated any rule, regulation or requirement under the Securities Act or the Exchange Act; (c) issued any securities in violation of any state securities laws; or (d) redeemed any securities in violation of any applicable state or federal securities law or any agreement or contract governing the redemption of such securities.

                  5.6 No Preemptive Rights. No Person has any right of first refusal or any preemptive rights in connection with the issuance of the Purchased Shares or the Warrant, the issuance of the Warrant Shares upon exercise of the Warrant, the issuance of the Contingent Shares upon exercise of the First Contingent Warrant or the Second Contingent Warrant, the issuance of the Conversion Shares upon conversion of the Purchased Shares, or any future issuances of securities by the Company.

                  5.7 Registration Rights. Except as set forth in Schedule 5.7 to the Disclosure Statement and in the Registration Rights Agreement, the Company is not under any contractual obligation to register with the Commission any of its currently outstanding securities or any of its securities that may hereafter be issued, other than the Company's obligation to use its best efforts to effect the registration under the Securities Act of 8% Senior Notes.

                  5.8 Compliance with Laws. Each of the Company and each Subsidiary is and has been in compliance in all respects with all applicable laws, ordinances, regulations and orders, including, without limitation Environmental, Health and Safety Laws, except to the extent that any such noncompliance would not have a material adverse effect on the business, assets, condition (financial or otherwise), earnings, results of operations or prospects of the Company.

                  5.9 Litigation. Except as described in Schedule 5.9 to the Disclosure Statement, there is no claim, litigation, action, suit, proceeding, investigation or inquiry, administrative or judicial, at law, in equity or before or by any Governmental Body, pending or, to the best knowledge of the Company, threatened against or affecting the Company or any of its properties or assets, which if adversely determined would have a material adverse effect on the Company. There is no claim, litigation, action, suit or proceeding pending

CUSIP NO. 00753C 10 2                 13D

or, to the best knowledge of the Company, threatened against the Company for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement, or otherwise claiming that this Agreement, the transactions contemplated hereby, or the consummation thereof are improper. The Company and its properties and assets are not subject to any order, writ, injunction or decree of any court or any Governmental Body.

                  5.10 Material Adverse Change. Except as disclosed in the Company Reports, there has not been any material adverse change in the business, assets, condition (financial or otherwise), earnings, results of operations or prospects of the Company and its Subsidiaries taken as a whole, since the date of the latest balance sheet filed in connection with the Company Reports.

                  5.11 Year 2000 Compliance. The Company and each Subsidiary are or will be, prior to December 31, 1999, Year 2000 Compliant.

                  5.12 Subsidiaries. Except as set forth on Schedule 5.12 to the Disclosure Statement, the Company has no subsidiaries and does not otherwise own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, joint venture or other entity or business concern.

                  5.13 Material Contracts and Agreements. Schedule 5.13 to the Disclosure Statement lists all contracts, agreements, leases, commitments, instruments, arrangements and understandings, whether written or oral, to which the Company is a party and which are considered material contracts for purposes of Item 601 of Regulation S-K promulgated by the Commission under the Securities Act (the "Material Contracts"). The Material Contracts are valid and binding, are in full force and effect and are enforceable in accordance with their respective terms. Except for Permitted Liens, the Company has not assigned, mortgaged, pledged, encumbered or otherwise hypothecated any of its right, title and interest under the Material Contracts. Except as set forth on Schedule 5.13 to the Disclosure Statement, neither the Company nor, to the best knowledge of the Company, any other party thereto is in violation of, or in default, in any material respect, in respect of any Material Contract. No notice has been received by the Company claiming any such violation or default by the Company or indicating the desire or intention of any other party thereto to amend, modify, rescind or terminate the same.

                  5.14 Title to Properties and Assets; Liens, etc. The Company has good and marketable title to its properties and assets and good title to all its leasehold estates, in each case subject to no mortgage, pledge, lien, encumbrance or charge, other than Permitted Liens. With respect to the property and assets the Company leases, the Company is in compliance in all material respects with all terms of each such lease and holds a valid leasehold interest free of any liens, claims or encumbrances, other than Permitted Liens.

                  5.15 Taxes. The amount shown on the most recent financial statements included in the Company Reports as provision for taxes is sufficient in all material respects for payment of all accrued and unpaid federal, state, county, local and foreign taxes for the period then ended and all prior periods. The Company has filed or has obtained presently effective extensions with respect to all federal, state, county, local and foreign tax returns which have been required to be filed by it, such returns are true and correct and all taxes

CUSIP NO. 00753C 10 2                 13D

shown thereon to be due have been timely paid with exceptions not material to the Company. Except as set forth on Schedule 5.15 to the Disclosure Statement, federal income tax returns of the Company have not been audited by the Internal Revenue Service, and no controversy with respect to taxes of any type is pending or, to the best of the Company's knowledge, threatened.

                  5.16 Proprietary Rights. Schedule 5.16 to the Disclosure Statement lists or describes all material patents, trademarks, service names, trade names, copyrights, licenses, trade secrets or other proprietary rights necessary to its business as now conducted or proposed to be conducted (the "Proprietary Rights"), together with a description of the Company's rights therein. The Company owns, or has the right to use all of the Proprietary Rights, and has taken all actions reasonably necessary to protect the Proprietary Rights. The Company has not received a notice that it is infringing upon or otherwise acting adversely to the right or claimed right of any Person under or with respect to any of the foregoing, and to the best knowledge of the Company there is no basis for any such claim. Except as set forth on Schedule
5.16 to the Disclosure Statement, the Company is not aware of any violation by a third party of any of the Proprietary Rights. The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or that would conflict with the Company's business as proposed to be conducted. The Company does not believe it is or will be necessary to utilize any inventions of any of its employees made prior to their employment by the Company, except for inventions that have been assigned to the Company.

                  5.17 Agreements of Employees. Except as set forth on Schedule
5.17 to the Disclosure Statement, to the best knowledge of the Company, no officer, director, stockholder, or employee of the Company is a party to or bound by any agreement, contract, or commitment that materially and adversely affects the business, assets, condition (financial or otherwise), earnings, results of operations or prospects of the Company, or the right of any such person to participate in the Company's affairs and perform the duties of his office or capacity in connection therewith, or that obligates any such person to perform any duty for any prior employer or principals.

                  5.18 Employees. To the best knowledge of the Company, no employee of or consultant to the Company is in violation of any term of any employment contract or any other contract or agreement relating to the relationship of any such person with the Company or any other party because of the nature of the business conducted or to be conducted by the Company. To the best of knowledge of the Company, there is no information that is proprietary to another party that the Company is now utilizing that was provided by any employee of the Company. The Company is not aware of any key employee of the Company who has any plans to terminate his or her employment with the Company.

                  5.19 Labor Agreements and Actions. Except as set forth on
Schedule 5.19 to the Disclosure Statement, the Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the best knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. Except as described on Schedule 5.19 to the Disclosure Statement, there is no strike or other labor dispute involving the Company pending, or, to the best knowledge of the Company, threatened, nor is the Company aware of any labor organization activity involving employees of the Company.

CUSIP NO. 00753C 10 2                 13D

                  5.20 Environmental Matters. Except as disclosed to Purchaser, the Company's ownership, operation and use of its properties have been and currently are in compliance in all respects with all applicable Environmental, Health and Safety Laws, except to the extent that any such noncompliance would not have a material adverse effect on the business, assets, condition (financial or otherwise), earnings, results of operations or prospects of the Company. Except as disclosed to Purchaser: (i) the Company is not currently liable for any penalties, fines, liens or forfeitures for its failure to comply with any Environmental, Health and Safety Laws, (ii) to the best of its knowledge, the Company does not have any liability under any Environmental Health and Safety Laws for personal injury, property damage, natural resource damage or cleanup obligations at or in connection with any of its properties, (iii) the Company is in compliance with, and is not in breach of or default under any writ, order, judgment, injunction, or decree issued pursuant to Environmental, Health and Safety Laws, (iv) the Company has obtained, or caused to be obtained, and is in compliance with all licenses, certificates, permits, approvals and registrations ("Licenses") required by Environmental, Health and Safety Laws for the Company's ownership of its properties and the operation of its business as presently conducted, (v) the Company is in compliance in all material respects with all terms, conditions and requirements of the Licenses, (vi) there are no administrative or judicial investigations, notices, claims or other proceedings pending or, to the Company's knowledge, threatened by any governmental authorities or third parties against the Company, its business, operations or any of the Company's property which question the validity or entitlement of the Company to any License required by the Environmental, Health and Safety Laws for the ownership of the property and the operations of the Company's business,
(vii) the Company has not performed, arranged for or allowed, by any method or procedure, the generation, manufacture, use, transportation, transfer, storage, treatment, spillage, leakage, dumping, pouring, emitting, discharging, releasing or disposing of Hazardous Substances or other waste in contravention of any Environmental, Health and Safety Laws or in a manner which would subject any of the Company's property or the Company to liability, (viii) the Company has not received notice that in relation to any of its property the Company is a potentially responsible party for a federal or state environmental cleanup site or for corrective action under CERCLA, RCRA or any other applicable Environmental, Health and Safety Laws, (ix) the Company has not received any written request for information in connection with any federal or state environmental cleanup site, or in connection with any of the sites where it has transported, transferred or disposed of Hazardous Substances or other wastes from any of the Company's property, and (x) to the extent that information has been disclosed to Purchaser under this Section 5.20, Seller has fully complied with all informational requests or demands arising under Environmental, Health and Safety Laws relating to such disclosure.

                  5.21 ERISA and Benefits Matters. The most recent financial statements contained in the Company Reports reflects the approximate total pension, group health and other benefit expense for all "employee benefit plans" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all "employee pension benefit plans" (within the meaning of Section 3(2) of ERISA) of the Company for the 12-month period then ended, and no material funding changes or irregularities exist in said 12-month period which would cause such period not to be representative of most prior periods. Except (and to the extent) expressly set forth on Schedule
5.21 to the Disclosure Statement, full payment has been made or accrued in the

CUSIP NO. 00753C 10 2                 13D

most recent financial statements contained in the Company Reports of all amounts which the Company is required to pay under the employee benefit plans and the employee pension benefit plans as of the last day of the most recent fiscal year of each of such plans ending prior to the date of this Agreement; and no accumulated funding deficiencies (as defined in Section 302 of ERISA and Section 412 of the Internal Revenue Code of 1986, as amended (the "Code") , exist as of such date, whether or not waived. No transaction prohibited under Code Section 4975 and/or prohibited under ERISA Sections 406, 407 or 502(i) has occurred, nor is alleged by any third party to have occurred, with respect to the Company's employee benefit plans or employee pension benefit plans. A favorable determination letter has been issued by the Internal Revenue Service with respect to the tax-qualified status under Code Section 401(a) of each plan which is an employee pension benefit plan. With respect to the Company's benefit plans and any other employee pension benefit plan maintained by any member of a "controlled group" (as defined in ERISA Section 4001(a)(14)) which includes the Company, the Company does not have any direct or indirect liability under ERISA Title IV whatsoever to the Pension Benefit Guaranty Corporation or otherwise, including any withdrawal liability or other obligation to contribute to any "multiemployer pension plan" (as defined in ERISA Section 4001(a)(14)).

                  5.22 Representations Complete. No representation or warranty of the Company made in this Agreement or any Collateral Agreement, or in any schedule, document or certificate furnished pursuant to this Agreement or any Collateral Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make any statement of fact contained herein or therein not misleading. There is no fact or circumstance which is not disclosed in this Agreement or the schedules to the Disclosure Statement which could reasonably be expected to have a material adverse effect on the Company's financial condition, operating results, assets, supplier relations, customer relations, employee relations or business prospects.

                                    SECTION 6

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                  Purchaser represents and warrants as follows to the Company:

                  6.1 Authority. Purchaser has full power and authority to enter into this Agreement and the Collateral Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

                  6.2 Accredited Investor. Purchaser is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser is able to bear the economic risk of the purchase of the Purchased Shares pursuant to the terms of this Agreement, including a complete loss of Purchaser's investment in the Purchased Shares.

                  6.3 Investment. Purchaser is acquiring the Purchased Shares and the Warrant for investment for Purchaser's own account, not as a nominee or agent and not with the view to, or for resale in connection with, any distribution thereof. Purchaser understands that none of the Purchased Shares, the Warrant Shares or the Conversion Shares have been, nor will they be (other

CUSIP NO. 00753C 10 2                 13D

than in accordance with the terms of the Registration Rights Agreement referred to in Section 4.1(g)(ii)), registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser's representations as expressed herein. Purchaser has not been formed for the specific purpose of acquiring the Purchased Shares, the Warrant, the Warrant Shares or the Conversion Shares.

                  6.4. Restrictive Legends.

                       (a) Except as otherwise provided in this Section 6.4, each certificate for Purchased Shares, Warrant Shares initially issued upon the exercise of the Warrant, Conversion Shares initially issued upon the conversion of Series A Shares, and each certificate for Purchased Shares, Warrant Shares or Conversion Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in violation of such Act or the rules and regulations thereunder."


                       (b) Except as otherwise provided in this Section 6.4, the Warrant shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "This Warrant and the securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be transferred in violation of such Act, the rules and regulations thereunder or the provisions of this Warrant."

                                    SECTION 7

                      AFFIRMATIVE COVENANTS OF THE COMPANY

                  The Company, for itself and for each Subsidiary (including those that are hereafter formed or acquired), covenants to and agrees with Purchaser that, until the date on which Purchaser no longer owns any Common Shares or the date which is eleven (11) years from the Closing Date, whichever is earlier:

                  7.1 Corporate Existence. The Company, and each Subsidiary, shall maintain in full force and effect their respective corporate existences, rights, and franchises, and all material licenses, permits, authorizations, trademarks, trade names, copyrights, patents, or processes owned or possessed by them and necessary to the conduct of the Business and shall comply with all applicable laws and regulations, whether now in effect or hereafter enacted or promulgated by any governmental authority having jurisdiction.

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                  7.2 Taxes. The Company and each Subsidiary shall timely pay and discharge, or cause to be timely paid and discharged, all taxes (including all employment and payroll taxes), assessments, and other governmental charges imposed upon them or any of their properties or in respect of their franchises or income; provided, however, that no such tax or charge need be paid if being contested in good faith by proceedings diligently conducted and if such reservation or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor.

                  7.3 Insurance. The Company and each Subsidiary shall maintain or cause to be maintained insurance with respect to their properties and businesses against such casualties and contingencies and in such types and amounts as is customary or as may be required by law in the case of corporations engaged in the same or similar Business. Certificates evidencing such insurance shall be delivered to Purchaser upon request.

                  7.4 Financial Statements. The Company shall deliver the following to Purchaser :

                       (a) As soon as available and in any event within ninety
(90) days after the end of each fiscal year of the Company: (i) a consolidated balance sheet of the Company and each Subsidiary as of the end of such year, a consolidated statement of income and of surplus for such year and a consolidated statement of changes in financial position during such year (collectively the "Annual Financial Statements") and annual financial statements which set forth in comparative form, if practicable, the corresponding figures for the preceding year and the budgeted figures for the then-current year; and (ii) an audit report on the Annual Financial Statements prepared by an accounting firm of nationally recognized standing reasonably satisfactory to Purchaser stating that
(x) the examination by such accountants with respect to the consolidated Annual Financial Statements was made in accordance with generally accepted auditing standards and (y) in the opinion of such accountants, the consolidated Annual Financial Statements present fairly the consolidated financial position of the Company, the consolidated results of its operations, and the changes in its consolidated financial position as of the dates and for the periods of time covered thereby in conformity with GAAP.

                       (b) As soon as available and in any event within forty-five (45) days after the end of the first three quarters of each fiscal year of the Company, a consolidated balance sheet of the Company and each Subsidiary as of the end of such period(s), a consolidated statement of income and surplus for such period(s) and the fiscal year to that date, and a consolidated statement of changes in financial position for the fiscal year to that date, subject to changes resulting from normal year-end adjustments, setting forth in each case in comparative form, if possible, the corresponding figures for the corresponding period of the preceding fiscal year and the corresponding figures for sales, gross profit, net income and the heading titled "EBIT" for the corresponding period for the budget for the current fiscal year. Such balance sheet and statements are to be certified by an officer of the Company as complete and accurate to the best of his information and belief, subject to normal year-end adjustments.

                       (c) Concurrent with the furnishing of the Annual Financial Statements pursuant to paragraph (a) and each of the quarterly statements pursuant to paragraph (b), a certificate of an officer of the Company which shall contain a statement, in form and substance satisfactory to Purchaser, to the effect that, to the best of his knowledge and belief, no Event

CUSIP NO. 00753C 10 2                 13D

of Default, or any event that, upon notice or lapse of time, or both, would constitute an Event of Default, has occurred without having been waived by Purchaser in writing, or if there shall have been an Event of Default not previously waived in writing pursuant to the provisions hereof, or an event that upon notice or lapse of time, or both, would constitute an Event of Default, such certificate shall disclose the details thereof. In each such certificate the officer of the Company shall also certify that the financial statements furnished pursuant to (a) and (b) above were prepared in accordance with GAAP (except for the lack of footnotes).

                       (d) Within ten (10) days after transmission thereof, copies of all financial statements, proxy statements, reports and any other written communications which the Company sends to its shareholders and copies of all registration statements and all regular, special or periodic reports which it files with the Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's business.

                       (e) As soon as practicable after a request by Purchaser, the Company shall provide Purchaser with such information as it may reasonably require in order to effect timely and proper filing of any reports that Purchaser is required to submit to any governmental authority in connection with the business of the Company or any Subsidiary.

                  7.5 Notice of Default. In the event that all or any portion of any Indebtedness for Borrowed Money of the Company or any Subsidiary shall be declared due and payable before its express maturity, or if the Company or any Subsidiary shall otherwise be in default under any agreement with respect to Indebtedness for Borrowed Money, the Company shall give written notice thereof to Purchaser within ten (10) days of the occurrence of each such event.

                  7.6 Notice of Commencement of Proceedings or Change in Condition. The Company shall give notice to Purchaser as soon as practicable and in any event within ten (10) days after the occurrence of any of the following events, stating in detail the nature thereof: (a) any proceeding instituted against the Company or any Subsidiary by or in any federal or state court or before any commission, board, or other regulatory body, federal, state, or local, that would be required to be disclosed under Section 5.9 if it had been in existence on or prior to the date of this Agreement; or (b) any condition or event which may have a materially adverse effect on the Company's business, assets, condition (financial or otherwise), earnings, results of operations or prospects.

                  7.7 Application of Proceeds. The Company shall use the proceeds from the issuance of the Purchased Shares for reduction of outstanding indebtedness and general business purposes.

                  7.8 Compliance with Law. The Company will comply in all material respects with all applicable laws (whether federal, state or local and whether statutory, administrative or judicial or other) and with every applicable lawful governmental order (whether administrative or judicial).

                  7.9 Rule 144A Information. The Company shall, upon the written request of Purchaser, provide to Purchaser and to any prospective institutional transferee designated by Purchaser, such financial and other information as is available to the Company or can be obtained by the Company without material expense and as Purchaser may reasonably determine is required to permit such

CUSIP NO. 00753C 10 2                 13D

transfer to comply with the requirements of Rule 144A promulgated under the Securities Act.

                  7.10 Securities Filings. The Company will file all required forms, reports and documents with the Securities and Exchange Commission required to be filed by it pursuant to the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, all of which will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, respectively, and such rules and regulations (hereinafter collectively referred to as the "Subsequent Reports"). None of the Subsequent Reports, at the time filed, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The financial statements of the Company included in the Subsequent Reports will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission applied on a consistent basis (except as otherwise noted in such financial statements) and will present fairly in all material respects the financial position, results of operations, cash flows and changes in financial position of the Company and its consolidated Subsidiaries as of the dates stated or the periods indicated, subject, in the case of unaudited interim consolidated financial statements, to normal year-end adjustments.

                  7.11 Regulatory Filings. The Company shall file all Notification and Report Forms and related materials the Company may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart Scott Rodino Antitrust Improvements Act.

                  7.12 Board Representation. The Company shall at all times cause the number of Purchaser's Nominees serving on the Board of Directors of the Company to be equal to the greater of (i) 20% of the number of members of the Board of Directors, or (ii) that number of members of the Board of Directors that corresponds most nearly to Purchaser's percentage ownership interest in the Company.

                  7.13 Amendment to Articles. The Company shall submit to a vote of its shareholders at its 1999 annual meeting a proposal to amend its Articles of Incorporation to provide that Section 1701.831 of the Ohio Revised Code shall not apply to "control share acquisitions" (as defined in Section 1701.01 of the Ohio Revised Code) of shares of capital stock of the Company (the "Control Share Acquisition Proposal"). The Board of Directors shall recommend to the shareholders of the Company that they vote in favor of and adopt the Control Share Acquisition Proposal.

                                    SECTION 8

                        NEGATIVE COVENANTS OF THE COMPANY

The Company, for itself and for each Subsidiary (including those that are hereafter formed or acquired), covenants to and agrees with Purchaser that, until the date on which Purchaser no longer owns any Common Shares or the date which is eleven (11) years from the Closing Date, whichever is earlier, neither the Company nor any Subsidiary shall do any of the following without the prior written consent of Purchaser:

CUSIP NO. 00753C 10 2                 13D

                  8.1 Corporate Charter; Purchased Shares. The Company shall not, and shall not permit any of its Subsidiaries to, (a) amend its Articles of Incorporation or Code of Regulations, (b) amend, alter, change or modify in any way the preferences or rights of the Purchased Shares, the Warrant Shares, the Contingent Shares, the Conversion Shares or any class of equity securities of the Company having rights and preferences in parity with or senior to the Series A Shares or (c) adopt or approve what is commonly referred to as a "shareholder rights plan" or "poison pill".

                  8.2 Intentionally Omitted.

                  8.3 Dissolution or Liquidation. The Company shall not adopt any plan or arrangement for the dissolution or liquidation of the Company.

                  8.4 Board of Directors. Subject to the Company's fulfillment of the condition contained in Section 4.1(h) hereof, the Company shall not increase or decrease the authorized number of directors constituting the Board of Directors.

                  8.5 Dividends and Distributions. The Company shall not, and shall not permit any of its Subsidiaries to, (a) declare or pay dividends or make other distributions (whether by reduction of capital or otherwise) with respect to the capital stock of the Company or any Subsidiary other than the Preferred Shares and dividends from the Subsidiaries to the Company; (b) purchase, redeem, retire or otherwise acquire any of its Common Shares or other capital stock now or hereafter outstanding, other than in a transaction or related transactions involving (i) payment by the Company of less than $250,000 in the aggregate or (ii) payment by any Subsidiary to its parent; (c) incur any indebtedness for the purpose of paying dividends or making other distributions; or (d) recapitalize, reorganize or restructure.

                  8.6 Encumbrances. The Company shall not, and shall not permit any Subsidiary to, create, incur, assume, or permit to exist, any Security Interest on any of its properties or assets whether now owned or hereafter acquired, other than Permitted Liens.

                  8.7 Intentionally Omitted.

                  8.8 Inconsistent Agreements. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any agreement containing any provision which would be violated or breached by the performance by the Company of its obligations under this Agreement or the Collateral Agreements or which would be inconsistent with the obligations of the Company under this Agreement or the Collateral Agreements.

                  8.9 Registration Rights. Except as provided in the Registration Rights Agreement, the Company shall not grant to any of its shareholders rights to register with the Commission any of the Company's securities.

CUSIP NO. 00753C 10 2                 13D

                                    SECTION 9

                                    REMEDIES

                  9.1 Indemnification. The Company shall defend, indemnify, and hold harmless Purchaser against all liability, loss, cost, damages, claims or expenses (including reasonable attorneys' fees) arising out of the breach by the Company of any of its representations and warranties hereunder or the nonfulfillment by the Company of any of its covenants contained herein.

                                   SECTION 10

                                 MISCELLANEOUS

                  10.1 Expenses. The Company will pay, or reimburse Purchaser and hold Purchaser harmless against liability for the payment of, all stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, purchase and delivery of the Purchased Shares and Warrant.

                  10.2 Binding Agreement; Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto. Purchaser shall not have the right to assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the Company; provided, however, that Purchaser may assign this Agreement or any of its rights and obligations hereunder to any Affiliate of Purchaser without having to obtain the consent of the Company.

                  10.3 Notices. All notices and other communications required or permitted under this Agreement shall be deemed to have been duly given and made if in writing and if served either by personal delivery to the party for whom intended (which shall include delivery by Federal Express or similar service) or three (3) business days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the address shown in this Agreement for, or such other address as may be designated in writing hereafter by, such party:

                  (a)      If to Purchaser:

                           GE Lighting
                           1975 Noble Rd.
                           Cleveland, OH 44112
                           Attention:  President and Chief
                                               Executive Officer
                           Facsimile: (216) 266-8699

                  with a copy to:

                           GE Lighting
                           1975 Noble Rd.
                           Cleveland, OH 44112
                           Attention: General Counsel
                           Facsimile: (216) 266-3856

         (b)      If to the Company:

                           Advanced Lighting Technologies, Inc.
                           32000 Aurora Road
                           Solon, Ohio 44139
                           Attention:  CEO

                  with a copy to:

                           Cowden, Humphrey & Sarlson Co., L.P.A.
                           1414 Terminal Tower
                           Cleveland, Ohio 44113
                           Attention:  James S. Hogg, Esq.
                           Facsimile: (216) 241-2881

CUSIP NO. 00753C 10 2                 13D

                  10.4 Waiver. No delay on the part of any party hereto with respect to the exercise of any right, power, privilege, or remedy under this Agreement or the Collateral Agreements shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege, or remedy preclude any further exercise thereof or the exercise of any other right, power, privilege, or remedy. No modification or waiver by either party hereto of any provision of this Agreement, the Collateral Agreements, the Warrant or of the Purchased Shares, or consent to any departure by the other party therefrom, shall be effective in any event unless in writing as set forth in Section 10.14, and then only in the specific instance and for the purpose for which given. Notwithstanding the foregoing, each party hereto shall have the right to waive compliance by the other party with any of the provisions hereof, or to modify such provisions to a less restrictive obligation of the other party on such terms as such party shall determine, with or without prior notice to the other party.

                  10.5 Remedies. The rights, powers, privileges, and remedies hereunder, and under the Purchased Shares, the Warrant and the Collateral Agreements, are cumulative and not exclusive of any other right, power, privilege, or remedy the parties hereto would otherwise have.

                  10.6 Entire Agreement. This Agreement and the Collateral Agreements constitute the entire agreement and understanding among Purchaser and the Company, and supersede all prior agreements and understandings relating to the subject matter hereof.

                  10.7 Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

                  10.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  10.9 Severability. Any provision of this Agreement or any Collateral Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition

CUSIP NO. 00753C 10 2                 13D

or unenforceability without invalidating the remaining provisions of this Agreement or Collateral Agreement affecting the validity or enforceability of such provision in any other jurisdiction.

                  10.10 Cross-References. References in this Agreement or in any Collateral Agreement to any section are, unless otherwise specified, to such section of this Agreement or such Collateral Agreement, as the case may be.

                  10.11 Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

                  10.12 Exhibits and Schedules Incorporated. The exhibits and schedules to this Agreement are incorporated into and constitute an integral part of this Agreement.

                  10.13 Conflict. In the event, and to the extent, that any terms or provisions of the Company's Articles of Incorporation or Code of Regulations are amended after the date hereof in violation of Section 8.1 contrary to the terms of this Agreement, the terms of this Agreement shall control.

                  10.14 Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement will be effective unless such modification, amendment or waiver is approved in writing by the Company and Purchaser. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement.

                  10.15 Survival of Representations and Warranties. The representations and warranties of the Company and Purchaser hereunder shall survive the Closing for a period of three (3) years commencing on the Closing Date.

                  10.16 Covenants of Certain Shareholders. Alan J. Ruud shall vote all Common Shares held, beneficially and of record, by him individually and all Common Shares as to which he has voting power as voting trustee of the Ruud Voting Trust in favor of the Control Share Acquisition Proposal. Hellman Ltd. shall vote all Common Shares held, beneficially and of record, by it in favor of the Control Share Acquisition Proposal.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 00753C 10 2                 13D

                  IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed in the name and on behalf of each of them by one of their respective officers, thereunto duly authorized, as of the date first above written.

                              THE COMPANY:

                              ADVANCED LIGHTING TECHNOLOGIES, INC.


                              By:   /s/ Wayne Hellman
                              --------------------------------
                              Name: Wayne Hellman
                              Title: CEO

                              PURCHASER:

                              GENERAL ELECTRIC COMPANY


                              By:   /s/ Mike S. Zafirovski
                              --------------------------------
                              Name: Mike S. Zafiroviski
                              Title: President and CEO of GE Lighting

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the following shareholders of the Company are signing this Agreement solely for the purpose of evidencing their intent and agreement to be bound by the provisions of Section 10.16 hereof:

                              Hellman Ltd.

                              By:   /s/ Wayne Hellman
                              --------------------------------
                              Its:  Managing Member


                                    /s/ Alan J. Ruud
                              --------------------------------
                              Alan J. Ruud


                              /s/ Alan J. Ruud
                              --------------------------------
                              Alan J. Ruud, as voting trustee under Voting Trust Agreement dated January 2, 1998, as amended

CUSIP NO. 00753C 10 2                 13D

Exhibits
--------

1        Form of 1,000,000 Share Warrant
2.1      Amendment to Articles
2.2      Contingent Warrant Agreement

Schedules to Disclosure Statement
---------------------------------

5.2      Indebtedness for Borrowed Money
5.7      Registration Rights
5.9      Material Litigation
5.12     List of Subsidiaries
5.13     Material Contracts
5.15     IRS Audits
5.16     Proprietary Rights
5.17     Certain Employee Agreements
5.19     Labor Agreements
5.21     Benefits Matters

CUSIP NO. 00753C 10 2                 13D

                                    Exhibit 1

                                SERIES A1 WARRANT
                          to Purchase Common Shares of
                      ADVANCED LIGHTING TECHNOLOGIES, INC.

CUSIP NO. 00753C 10 2                  13D


                               TABLE OF CONTENTS

SECTION                                                                     PAGE
-------                                                                     ----

1.                DEFINITIONS                                                  1
2.                EXERCISE OF WARRANT                                          5
         2.1.     Manner of Exercise...........................................5
         2.2.     Payment of Taxes.............................................5
         2.3.     Fractional Shares............................................6
         2.4.     Continued Validity...........................................6
3.                TRANSFER, DIVISION AND COMBINATION                           6
         3.1.     Transfer.....................................................6
         3.2.     Division and Combination.....................................6
         3.3.     Expenses.....................................................7
         3.4.     Maintenance of Books.........................................7
4.                ADJUSTMENTS                                                  7
         4.1.     Share Dividends, Subdivisions and Combinations...............7
         4.2      Certain Other Distributions and Adjustments..................7
         4.3.     Issuance of Additional Common Shares.........................8
         4.4.     Issuance of Warrants or Other Rights.........................8
         4.5.     Issuance of Convertible Securities...........................9
         4.6.     Superseding Adjustment.......................................9
         4.7.     Other Provisions Applicable to Adjustments Under
                  This Section................................................10
         4.8.     Reorganization, Reclassification, Merger, Consolidation
                  or Disposition of Assets....................................12
         4.9.     Other Action Affecting Common Shares........................12
5.                NOTICES TO WARRANT HOLDERS                                  12
         5.1.     Notice of Adjustments.......................................12
         5.2.     Notice of Corporate Action..................................13
6.                NO IMPAIRMENT                                               13
7.                RESERVATION AND AUTHORIZATION OF COMMON SHARES; REGISTRATION
                  WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY              14
8.                TAXING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS          14
9.                RESTRICTIONS ON TRANSFERABILITY                             14
         9.1.     Restrictive Legend..........................................18
         9.2.     Notice of Proposed Transfers; Requests for Registration.....15
10.               SUPPLYING INFORMATION                                       15
11.               LOSS OR MUTILATION                                          15
12.               OFFICE OF THE COMPANY                                       15
13.               FINANCIAL AND BUSINESS INFORMATION                          16
         13.1.    Quarterly Information.......................................16
         13.2.    Annual Information..........................................16
         13.3.    Filings.....................................................16
14.               LIMITATION OF LIABILITY                                     16
15.               MISCELLANEOUS                                               17
         15.1.    Nonwaiver and Expenses......................................17
         15.2.    Notice Generally............................................17
         15.3.    Remedies....................................................17
         15.4.    Successors and Assigns......................................17
         15.5.    Amendment...................................................18
         15.6.    Severability................................................18
         15.7.    Headings....................................................18
         15.8.    Governing Law...............................................18


SIGNATURES

EXHIBITS

Exhibit A - Subscription Form

Exhibit B - Assignment Form

CUSIP NO. 00753C 10 2                  13D


THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT, THE RULES AND REGULATIONS THEREUNDER OR THE PROVISIONS OF THIS WARRANT.




                                SERIES A1 WARRANT

                          To Purchase Common Shares of

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                  THIS IS TO CERTIFY THAT GENERAL ELECTRIC COMPANY, or registered assigns, is entitled, at any time during the Exercise Period (as hereinafter defined), to purchase from ADVANCED LIGHTING TECHNOLOGIES, INC., an Ohio corporation (the "Company"), up to 1,000,000 Common Shares (as hereinafter defined and subject to adjustment as provided herein) as described herein, in whole or in part, including fractional parts, at a purchase price of $.01 per share (subject to adjustment as provided herein) all on the terms and conditions and pursuant to the provisions hereinafter set forth.

1.   DEFINITIONS

                  Terms used in this Warrant have the respective meanings set forth below:

                  "Additional Issuance" shall have the meaning set forth in
Section 4.3(a).

                  "Additional Common Shares" shall mean all Common Shares issued by the Company after the date hereof, other than Conversion Shares, Contingent Shares or Warrant Shares.

                  "Appraised Value" shall mean, in respect of any Common Share on any date herein specified, the fair saleable value of such Common Share (determined without giving affect to the discount for (i) a minority interest or (ii) any lack of liquidity of the Common Share or (iii) to the fact that the Company may have no class of equity registered under the Exchange Act) based on the equity value of the Company, as determined by an investment banking or valuation firm selected in accordance with the following sentences, divided by the number of Common Shares outstanding on a Fully Diluted Basis as determined in accordance with GAAP (assuming the payment of the exercise prices for such shares). The determination of the Appraised Value per Common Share shall be made by an investment banking or valuation firm of nationally recognized standing selected by the Company and acceptable to the Majority Holders. If the investment banking or valuation firm selected by Company is not acceptable to the Majority Holders and the Company and the Majority Holders cannot agree on a mutually acceptable investment banking or valuation firm, then the Majority Holders and the Company shall each choose one such investment banking or valuation firm and the respective chosen firms shall agree on another investment banking or valuation firm which shall make the determination. The Company shall retain, at its sole cost, such investment banking or valuation firm as may be necessary for the determination of Appraised Value required by the terms of this Warrant.

CUSIP NO. 00753C 10 2                 13D

                  "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required to be closed in the State of New York.

                  "Commission" shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act, the Exchange Act and other federal securities laws.

                  "Common Share" shall mean (except where the context otherwise indicates) a Common Share, $0.001 par value, of the Company as constituted on the date hereof, and any capital stock into which such Common Share may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of Common Shares upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of capital stock of the Company and which is not subject to redemption and (ii) capital stock of any successor or acquiring corporation (as defined in Section 4.8) received by or distributed to the holders of Common Shares of the Company in the circumstances contemplated by
Section 4.8.

                  "Contingent Shares" shall mean Common Shares to be issued upon the exercise of any right to purchase Common Shares pursuant to the Contingent Warrant Agreement.

                  "Contingent Warrant Agreement" shall mean the Contingent Warrant Agreement of even date herewith between the Company and General Electric Company.

                  "Conversion Shares" shall mean the Common Shares issued or issuable upon the conversion of the Series A Shares.

                  "Convertible Securities" shall mean evidences of indebtedness, shares of capital stock or other securities that are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Common Shares, either immediately or upon the occurrence of a specified date or a specified event.

                  "Current Market Price" shall mean, in respect of any Common Share on any date herein specified, if there shall then be a public market for the Common Shares, the average of the daily market prices for 20 consecutive Business Days immediately preceding such date or, if there is no such public market, the Appraised Value per Common Share. The daily market price for each such Business Day shall be (i) the last sale price on such day on the principal stock exchange or NASDAQ-NMS on which such Common Shares are then listed or admitted to trading, or (ii) if no sale takes place on such day on any such exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day as officially quoted on any such exchange or NASDAQ-NMS, or
(iii) if the Common Shares are not then listed or admitted to trading on any stock exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day in the over-the-counter market, as furnished by the NASDAQ or the National Quotation Bureau, Inc., or (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or (v) if there is no such firm, as furnished by any member of the NASD selected mutually by the Majority Holders and the Company or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by the Majority Holders and one of which shall be selected by the Company.

CUSIP NO. 00753C 10 2                 13D

                  "Current Warrant Price" shall mean $.01 per Common Share.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

                  "Exercise Period" shall mean the period during which this Warrant is exercisable pursuant to Section 2.1.

                  "Expiration Date" shall mean September 30, 2009.

                  "Fully Diluted Basis" means, with respect to any determination or calculation, that such determination or calculation is performed on a fully diluted basis (assuming the issuance of all Common Shares issuable under any then outstanding options, warrants or convertible securities of any kind) determined in accordance with GAAP for purposes of determining book value or net income per share.

                  "GAAP" shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

                  "GE" shall mean General Electric Company, a New York corporation.

                  "Holder" shall mean the Person in whose name the Warrant set forth herein is registered on the books of the Company maintained for such purpose.

                  "HSR Triggered Put" shall mean a put right under Section VII(c) of the Company's Second Amended and Restated Articles of Incorporation.

                  "Majority Holders" shall mean the holders of Warrants exercisable for in excess of 50% of the aggregate number of Common Shares then purchasable upon exercise of all Warrants, whether or not then exercisable.

                  "NASD" shall mean the National Association of Securities Dealers, Inc., or any successor corporation thereto.

                  "NASDAQ" shall mean the National Association of Securities Dealers Automated Quotation System.

                  "NASDAQ Approval" shall mean approval of the transactions contemplated by the Stock Purchase Agreement by the shareholders of the Company pursuant to NASDAQ Rule 4460(i)(D).

                  "NASDAQ-NMS" shall mean the NASDAQ National Market System.

                  "Other Property" shall have the meaning set forth in Section 4.8.

                  "Permitted Issuances" shall mean (a) the issuance or conversion of options issued to employees pursuant to any stock option plan or employee incentive plan approved by the Company's board of directors, (b) the issuance of Warrant Shares, Contingent Shares or Conversion Shares and (c) the issuance of Common Shares to satisfy obligations in respect of acquisitions of securities or assets of any Person, provided that (i) such contracts were

CUSIP NO. 00753C 10 2                 13D

entered into prior to September 30, 1999, and (ii) the number of Common Shares subject to this Subparagraph (c) shall not exceed 110,000 in the aggregate.

                  "Person" shall mean any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

                  "Purchase Price" shall mean $6.75 per Common Share (as the same may be adjusted from time to time to take into account any action taken by the Company in respect of its Common Shares, including, without limitation, stock splits, dividends, combinations and reclassifications).

                  "Registration Statement" shall have the meaning set forth in
Section 9.4.

                  "Restricted Common Shares" shall mean Common Shares that are, or upon their issuance on the exercise of this Warrant would be, evidenced by a certificate bearing the restrictive legend set forth in Section 9.1(a).

                  "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

                  "Series A Shares" shall mean shares of Series A Convertible Preferred Stock, par value $.001, of the Company.

                  "Stock Purchase Agreement" shall mean the Stock Purchase Agreement, of even date herewith, between GE and the Company.

                  "Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, association or other business entity in respect of which that Person owns securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, partnership committee, board of managers or trustees or other managerial body thereof, whether directly or indirectly through one or more of the other Subsidiaries of such Person or a combination thereof. Unless otherwise specified, "Subsidiary" means a Subsidiary of the Company and "Subsidiaries" means all Subsidiaries of the Company.

                  "Transfer" shall mean any disposition of any Warrant or Warrant Share or of any interest in either thereof that would constitute a sale thereof within the meaning of the Securities Act.

                  "Transfer Notice" shall have the meaning set forth in Section 9.2.

                  "Warrants" shall mean this Warrant and all warrants issued upon transfer, division or combination of, or in substitution for, this Warrant. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of Common Shares for which they may be exercised.

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                  "Warrant Price" shall mean an amount equal to (i) the number of Common Shares being purchased upon exercise of this Warrant pursuant to
Section 2.1, multiplied by (ii) the Current Warrant Price as of the date of such exercise.

                  "Warrant Shares" shall mean the Common Shares issued or issuable to the Holders of Warrants upon exercise of the Warrants.

2.   EXERCISE OF WARRANT

                  2.1. Manner of Exercise. From and after the date hereof and until 5:00 P.M., New York time, on the Expiration Date (the "Exercise Period"), subject to the last sentence of this Section 2.1, Holder may exercise this Warrant, on any Business Day, for all or any part of 1,000,000 Common Shares. In order to exercise this Warrant, in whole or in part, Holder shall deliver to the Company at its principal office at 32000 Aurora Road, Solon, Ohio 44139, or at the office or agency designated by the Company pursuant to Section 12: (i) a written notice of Holder's election to exercise this Warrant, which notice shall specify the number of Common Shares to be purchased, (ii) payment of the Warrant Price and (iii) this Warrant. Such notice shall be substantially in the form of the subscription form appearing at the end of this Warrant as Exhibit A, duly executed by Holder or its agent or attorney. Upon receipt thereof, the Company shall, as promptly as practicable, and in any event within five Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to Holder a certificate or certificates representing the aggregate number of full Common Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The share certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as such Holder shall request in the notice and shall be registered in the name of Holder or, subject to Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the notice, together with the cash or check or other payment as provided below and this Warrant, is received by the Company as described above and all taxes required to be paid by Holder, if any, pursuant to Section 2.2 prior to the issuance of such shares have been paid. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Common Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of Holder, appropriate notation may be made on this Warrant and the same returned to Holder. Payment of the Warrant Price shall be made at the option of Holder by (i) certified or official bank check, and/or (ii) by Holder's surrender to the Company of that number of Warrant Shares (or the right to receive such number of shares) or Common Shares having an aggregate Current Market Price equal to or greater than the Current Warrant Price for all shares then being purchased (including those being surrendered), or (iii) any combination thereof, duly endorsed by or accompanied by appropriate instruments of transfer duly executed by Holder or by Holder's attorney duly authorized in writing. This Warrant and Holder's right to exercise this Warrant shall, to the extent not previously exercised, terminate at such time as GE has received the Put Option Purchase Price (as defined in Section VII(c) of the Company's Second Amended and Restated Articles) upon an HSR Triggered Put.

                  2.2. Payment of Taxes. All Common Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issue or delivery thereof, unless such tax or charge is imposed by law upon Holder, in which case such taxes or charges shall be paid by Holder. The Company shall not be required,

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however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for Common Shares issuable upon exercise of this Warrant in any name other than that of Holder, and in such case the Company shall not be required to issue or deliver any share certificate until such tax or other charge has been paid or it has been established to the reasonable satisfaction of the Company that no such tax or other charge is due.

                  2.3. Fractional Shares. The Company shall not be required to issue a fractional Common Share upon exercise of any Warrant. If any fraction of a share would, but for this Section, be issuable upon exercise of this Warrant, in lieu of such fractional share, the Company may, at its option, pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Current Market Price per Common Share on the date of exercise or, if there is no Current Market Price on such date, $6.75 per whole Common Share, adjusted to reflect equitably share dividends, subdivisions and combinations after the date hereof.

                  2.4. Continued Validity. A holder of Common Shares issued upon the exercise of this Warrant, in whole or in part (other than a holder who acquires such shares after the same have been publicly sold pursuant to a Registration Statement under the Securities Act or sold pursuant to Rule 144 thereunder), shall continue to be entitled with respect to such shares to all rights to which it would have been entitled as Holder under Sections 9, 10 and 15 of this Warrant. The Company will, at the time of each exercise of this Warrant, in whole or in part, upon the request of the holder of the Common Shares issued upon such exercise hereof, acknowledge in writing, in form reasonably satisfactory to such holder, its continuing obligation to afford to such holder all such rights; provided, however, that if such holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such holder all such rights.

3.   TRANSFER, DIVISION AND COMBINATION

                  3.1. Transfer. Subject to compliance with Section 9 hereof, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in
Section 2.1 or the office or agency designated by the Company pursuant to
Section 12, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of Common Shares without having a new Warrant issued.

                  3.2. Division and Combination. Subject to Section 9, this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by Holder or its agent or attorney. Subject to compliance with Section
3.1 and with Section 9, as to any transfer that may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

                  3.3. Expenses. The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 3.

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                  3.4. Maintenance of Books. The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfer of the Warrants.

4.   ADJUSTMENTS

                  Subject to NASDAQ Approval, the number of Common Shares for which this Warrant is exercisable shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give each Holder notice of any event described below in accordance with Section 5.1.

                  4.1. Share Dividends, Subdivisions and Combinations. If at any time the Company shall:

                  (a) take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend payable in, or other distribution of, Additional Common Shares,

                  (b) subdivide its outstanding Common Shares into a larger number of Common Shares, or

                  (c) combine its outstanding Common Shares into a smaller number of Common Shares,

then the number of Common Shares for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of Common Shares that a record holder of the same number of Common Shares for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event.

                  4.2 Certain Other Distributions and Adjustments. (a) If at any time the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive any dividend or other distribution of:

                  (i) cash,

                  (ii) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or Additional Common Shares), or

                  (iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or Additional Common Shares), then Holder shall be entitled to receive such dividend or distribution as if Holder had exercised this Warrant.

                  (b) A reclassification of the Common Shares (other than a change in par value, or from par value to no par value or from no par value to par value) into Common Shares and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Shares of such shares of such other class of stock within the meaning of paragraph (a) above

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and, if the outstanding Common Shares shall be changed into a larger or smaller number of Common Shares as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding Common Shares within the meaning of Section 4.1.

                  4.3. Issuance of Additional Common Shares. (a) If at any time the Company shall (except as hereinafter provided) issue or sell any Additional Common Shares or any security convertible or exchangeable into Additional Common Shares (an "Additional Issuance"), other than Permitted Issuances, in exchange for consideration in an amount per Additional Common Share less than either the Purchase Price or the Current Market Price on the date of such Additional Issuance (before giving effect to such Additional Issuance), then, effective upon such Additional Issuance, the number of Common Shares subject to purchase upon exercise of this Warrant shall be increased to a number determined by multiplying the number of Common Shares subject to purchase immediately before such Additional Issuance by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately prior to such Additional Issuance plus the number of Additional Common Shares so issued and the denominator of which shall be the number of Common Shares outstanding immediately prior to such issuance of Additional Common Shares plus the number of Common Shares which the aggregate consideration received by the Company for the total number of Additional Common Shares so issued would purchase at the greater of the Purchase Price or the Current Market Value at the time of such Additional Issuance. In computing adjustments under this paragraph, fractional interests in Common Shares shall be taken into account to the nearest one-thousandth of a share.

                  (b) The provision of paragraph (a) of Section 4.3 shall not apply to any issuance of Additional Common Shares for which an adjustment is provided under Section 4.1 or 4.2. No adjustment of the number of Common Shares for which this Warrant shall be exercisable shall be made under paragraph (a) of
Section 4.3 upon the issuance of any Additional Common Shares that are issued pursuant to the exercise of any warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Convertible Securities, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights or upon the issuance of such Convertible Securities (or upon the issuance of any warrant or other rights therefor) pursuant to Section 4.4 or Section 4.5.

                  4.4. Issuance of Warrants or Other Rights. If at any time the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any warrants or other rights to subscribe for or purchase any Additional Common Shares or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which a Common Share is issuable upon the exercise of such warrants or other rights or upon conversion or exchange of such Convertible Securities shall be less than either the Purchase Price or the Current Market Price on the date of such issue or sale, then the number of Common Shares for which this Warrant is exercisable shall be adjusted as provided in Section 4.3 on the basis that the maximum number of Additional Common Shares issuable pursuant to all such warrants or other rights necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Company shall be deemed to have received all of the consideration payable therefor, if any, as of the date of the issuance of such warrants or other rights. No further adjustments of the number of Common Shares for which this Warrant is exercisable shall be made upon the actual issue of such Common Shares or of such Convertible Securities upon exercise of such warrants or other rights or upon the actual issue of such Common Shares upon such conversion or exchange of such Convertible Securities.

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                  4.5. Issuance of Convertible Securities. If at any time the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which a Common Share is issuable upon such conversion or exchange shall be less than either the Purchase Price or the Current Market Price on the date of such issue or sale, then the number of Common Shares for which this Warrant is exercisable shall be adjusted as provided in Section 4.3 on the basis that the maximum number of Additional Common Shares necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Company shall have received all of the consideration payable therefor, if any, as of the date of issuance of such Convertible Securities. No adjustment of the number of Common Shares for which this Warrant is exercisable shall be made under this Section 4.5 upon the issuance of any Convertible Securities that are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 4.4. No further adjustments of the number of Common Shares for which this Warrant is exercisable shall be made upon the actual issue of such Common Shares upon conversion or exchange of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase any such Convertible Securities for which adjustments of the number of Common Shares for which this Warrant is exercisable have been or are to be made pursuant to other provisions of this Section 4, no further adjustments of the number of Common Shares for which this Warrant is exercisable and the Current Warrant Price shall be made by reason of such issue or sale.

                  4.6. Superseding Adjustment. If, at any time after any adjustment of the number of Common Shares for which this Warrant is exercisable shall have been made pursuant to Section 4.4 or Section 4.5 as the result of any issuance of warrants, rights or Convertible Securities,

                  (a) such warrants or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, or

                  (b) the consideration per share for which Common Shares are issuable pursuant to such warrants or rights, or the terms of such other Convertible Securities, shall be increased solely by virtue of provisions therein contained for an automatic increase in such consideration per share upon the occurrence of a specified date or event, then for each outstanding Warrant such previous adjustment shall be rescinded and annulled and the Additional Common Shares that were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Thereupon, a recomputation shall be made of the effect of such rights or options or other Convertible Securities on the basis of

                  (c) treating the number of Additional Common Shares or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and

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                  (d) treating any such warrants or rights or any such other Convertible Securities that then remain outstanding as having been granted or issued immediately after the time of such increase of the consideration per share for which Common Shares or other property are issuable under such warrants or rights or other Convertible Securities; whereupon a new adjustment of the number of Common Shares for which this Warrant is exercisable shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

                  4.7. Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of Common Shares for which this Warrant is exercisable and the Current Warrant Price provided for in this Section 4:

                  (a) Computation of Consideration. To the extent that any Additional Common Shares or any Convertible Securities or any warrants or other rights to subscribe for or purchase any Additional Common Shares or any Convertible Securities shall be issued for cash consideration, the consideration received by the Company therefor shall be the amount of the cash received by the Company therefor, or, if such Additional Common Shares or Convertible Securities are offered by the Company for subscription, the subscription price, or, if such Additional Common Shares or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Company for and in the underwriting of, or otherwise in connection with, the issuance thereof). To the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Board of Directors of the Company. In case any Additional Common Shares or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Common Shares or Convertible Securities shall be issued in connection with any merger in which the Company issues any securities, the amount of consideration therefor shall be deemed to be the fair value, as determined in good faith by the Board of Directors of the Company, of such portion of the assets and business of the nonsurviving corporation as such Board in good faith shall determine to be attributable to such Additional Common Shares, Convertible Securities, warrants or other rights, as the case may be. The consideration for any Additional Common Shares issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants or other rights plus the additional consideration payable to the Company upon exercise of such warrants or other rights. The consideration for any Additional Common Shares issuable pursuant to the term of any Convertible Securities shall be the consideration received by the Company for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Company in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such Convertible Securities. In case of the issuance at any time of any Additional Common Shares or Convertible Securities in payment or satisfaction of any dividends upon any class of stock other than Common Shares, the Company shall be deemed to have received for such Additional Common Shares or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

                  (b) When Adjustments to Be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of Common Shares for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of Common Shares, as provided for in Section 4.1) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the Common Shares for which

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this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) that is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

                  (c) Fractional Interests. In computing adjustments under this
Section 4, fractional interests in Common Shares shall be taken into account to the nearest 1/1000th of a share.

                  (d) When Adjustment Not Required. If the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

                  (e) Escrow of Warrant Shares. If after any property becomes distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Shares, but prior to the occurrence of the event for which such record is taken, and Holder exercises this Warrant, any Additional Common Shares issuable upon exercise by reason of such adjustment shall be deemed the last Common Shares for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for Holder by the Company to be issued to Holder upon and to the extent that the event actually takes place, upon payment of the then Current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the Company and escrowed property returned to the Company.

                  (f) Challenge to Good Faith Determination. Whenever the Board of Directors of the Company shall be required to make a determination in good faith of the fair value of any item under this Section 4, such determination may be challenged in good faith by the Majority Holders, and any dispute shall be resolved by an investment banking or valuation firm of recognized national standing selected by the Company and acceptable to the Majority Holders.

                  (g) Prohibition on Adjustment. The provisions of Section 4.3,
4.4 and 4.5 shall not operate to reduce the number of Common Shares subject to purchase upon exercise of this Warrant.

                  4.8. Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Shares), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, Common Shares of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Shares of the Company, then each Holder shall have the right thereafter to receive, upon exercise of such Warrant, the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such event. In case of any such reorganization, reclassification,

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merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of Common Shares for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.8, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class that is not preferred as to dividends or assets over any other class of stock of such corporation and that is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities that are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.8 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

                 4.9. Other Action Affecting Common Shares. In case at any time or from time to time the Company shall take any action in respect of its Common Shares, other than any action described in this Section 4, then, unless such action will not have a materially adverse effect upon the rights of Holders, the number of Common Shares or other stock for which this Warrant is exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances.

5.   NOTICES TO WARRANT HOLDERS

                 5.1. Notice of Adjustments. Not less than 10 nor more than 30 days prior to the record date or effective date, as the case may be, of any action that requires or might require an adjustment or readjustment pursuant to
Section 4, the Company shall forthwith prepare and deliver to each Holder a signed copy of a certificate executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in
Section 4.7 (a)), specifying the number of Common Shares for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.8 or 4.9) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change. The Company shall keep at its office or agency designated pursuant to Section 12 copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any Holder or any prospective purchaser of a Warrant designated by a Holder thereof.

                  5.2.     Notice of Corporate Action.  If at any time

                  (a) the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

                  (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, person or entity, or

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                  (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 20 days prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 30 days prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify
(i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Shares shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 15.2.

6.       NO IMPAIRMENT

                  The Company shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, including taking such action as is necessary for the Current Warrant Price to be not less than the par value of the Common Shares issuable upon exercise of this Warrant, and (b) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

                  Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

7. RESERVATION AND AUTHORIZATION OF COMMON SHARES; REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY

                  From and after the date hereof, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Common Shares that shall be so issuable, when issued upon exercise of any Warrant and payment therefor in

CUSIP NO. 00753C 10 2                 13D

accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

                  Before taking any action that would result in an adjustment in the number of Common Shares for which this Warrant is exercisable, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

                  If any Common Shares required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority or other governmental approval or filing under any federal or state law (otherwise than as provided in Section 9) before such shares may be so issued, the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered or such approval to be obtained or filing made.

8.   TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

                  In the case of all dividends or other distributions by the Company to the holders of its Common Shares with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

9.   RESTRICTIONS ON TRANSFERABILITY; REGISTRATIONS

                  The Warrants and the Warrant Shares shall not be transferred, hypothecated or assigned before satisfaction of the conditions specified in this
Section 9, which conditions are intended to ensure compliance with the provisions of the Securities Act with respect to the Transfer of any Warrant or any Warrant Share. Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

                  9.1. Restrictive Legend. (a) Except as otherwise provided in this Section 9, each certificate for Warrant Shares initially issued upon the exercise of this Warrant, and each certificate for Warrant Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

            "The shares represented by this certificate have not been
            registered under the Securities Act of 1933, as amended,
               and may not be transferred in violation of such Act
                    or the rules and regulations thereunder."

                  (b) Except as otherwise provided in this Section 9, each Warrant shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "This warrant and the securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be transferred in violation of such Act, the rules and regulations thereunder or the provisions of this Warrant."

                  9.2. Notice of Proposed Transfers; Requests for Registration. Prior to any Transfer of any Warrant or any Restricted Common Share, the holder

CUSIP NO. 00753C 10 2                 13D

of such Warrant or Restricted Common Share shall give written notice (a "Transfer Notice") to the Company of such Transfer. Each certificate, if any, evidencing such Restricted Common Share issued upon such Transfer shall bear the restrictive legend set forth in Section 9.1(a), and each Warrant issued upon such Transfer shall bear the restrictive legend set forth in Section 9.1(b), unless in the opinion of counsel to such holder that is reasonably acceptable to the Company such legend is not required in order to ensure compliance with the Securities Act.

                  9.3. Registration. Each holder of Warrant Shares has certain registration rights under the Registration Rights Agreement of even date herewith between the Company and General Electric Company, as amended from time to time. Any Holder may obtain a copy of such agreement by notice to the Company.

10.  SUPPLYING INFORMATION

                  The Company shall cooperate with each Holder of a Warrant and each holder of Restricted Common Shares in supplying such information as may be reasonably necessary for such holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Restricted Common Shares.

11.  LOSS OR MUTILATION

                  Upon receipt by the Company from any Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity reasonably satisfactory to it (it being understood that the written agreement of GE shall be sufficient indemnity), and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to such Holder; provided, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

12.  OFFICE OF THE COMPANY

                  As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant.

13.  FINANCIAL AND BUSINESS INFORMATION

                  13.1. Quarterly Information. The Company will deliver to each Holder, as soon as practicable after the end of each of the first three quarters of the Company, and in any event within 45 days thereafter, one copy of an unaudited consolidated balance sheet of the Company and its subsidiaries as at the close of such quarter, and the related unaudited consolidated statements of income and cash flows of the Company for such quarter and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year. Such financial statements shall be prepared by the Company in accordance with GAAP (without period-end adjustments or footnotes) and accompanied by the certification of the Company's chief executive officer or chief financial officer that such financial statements are complete and correct and present fairly the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries as at the end of such quarter and for such year-to-date period, as the case may be.

CUSIP NO. 00753C 10 2                 13D


                  13.2. Annual Information. The Company will deliver to each Holder as soon as practicable after the end of each fiscal year of the Company, and in any event within 90 days thereafter, one copy of:

                  (a) an audited consolidated balance sheet of the Company and its subsidiaries as at the end of such year, and

                  (b) audited consolidated statements of income and cash flows of the Company and its subsidiaries for such year;

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all prepared in accordance with GAAP, and which audited financial statements shall be accompanied by (i) an opinion thereon of the independent certified public accountants regularly retained by the Company, or any other firm of independent certified public accountants of recognized national standing selected by the Company and (ii) a report of such independent certified public accountants confirming any adjustment made pursuant to Section 4 during such year.

                  13.3. Filings. The Company will file with the Commission all regular or periodic reports required pursuant to the Exchange Act and will deliver to Holder promptly upon their becoming available one copy of each report, notice or proxy statement sent by the Company to its shareholders generally, and of each regular or periodic report (pursuant to the Exchange
Act), filed by the Company with (i) the Commission or (ii) any securities exchange on which Common Shares are listed.

14.  LIMITATION OF LIABILITY

                  No provision hereof, in the absence of affirmative action by Holder to purchase Common Shares, and no enumeration herein of the rights or privileges of Holder hereof, shall give rise to any liability of such Holder for the purchase price of any Common Share or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

15.  MISCELLANEOUS

                  15.1. Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies. If the Company fails to comply with any provision of this Warrant, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in enforcing any of its rights, powers or remedies hereunder.

                  15.2. Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Warrant shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by telecopy and confirmed by telecopy answerback, addressed as follows:

                  (a) If to any Holder or holder of Warrant Shares, at its last known address appearing on the books of the Company maintained for such purpose.

CUSIP NO. 00753C 10 2                 13D


                  (b)      If to the Company at

                           Advanced Lighting Technologies, Inc.
                           32000 Aurora Road
                           Solon, Ohio 44139
                           Attention: President
                           Telecopy Number: (440)519-0503

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, telecopied and confirmed by telecopy answerback, one Business Day after the same shall have been delivered to a nationally recognized courier service, or three Business Days after the same shall have been deposited, postage prepaid, in the United States mail. Failure or delay in receipt of copies of any notice, demand, request, approval, declaration, delivery or other communication to the Person designated above shall in no way adversely affect the effectiveness of such notice, demand, request, approval, declaration, delivery or other communication.

                  15.3. Remedies. Each holder of a Warrant or a Warrant Share, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under Section 9 of this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of Section 9 of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

                  15.4. Successors and Assigns. Subject to the provisions of Sections 3.1 and 9, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, holders of Warrant Shares, and shall be enforceable by any such Holder or holder of Warrant Shares.

                  15.5. Amendment. This Warrant may be modified or amended or the provisions hereof waived only with the written consent of the Company and the Majority Holders; provided that no such Warrant may be modified or amended to reduce the number of Common Shares for which such Warrant is exercisable or to increase the price at which such Common Shares may be purchased upon exercise of such Warrant (before giving effect to any adjustment as provided therein) without the prior written consent of each Holder.

                  15.6. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

                  15.7. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

                  15.8. Governing Law. This Warrant shall be governed by the laws of the State of New York, without regard to the provisions thereof relating to conflict of laws.

CUSIP NO. 00753C 10 2                 13D


                  IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed and attested by its Secretary or an Assistant Secretary.


Dated:                , 1999
      ---------------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.


                      By:
                            --------------------------------
                            Name:
                            Title:




Attest:


By:
    --------------------------------------
    Name:
    Title:

CUSIP NO. 00753C 10 2                 13D


                                    EXHIBIT A

                                SUBSCRIPTION FORM

                 [To be executed only upon exercise of Warrant]

                  The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of ______ Common Shares of ADVANCED LIGHTING TECHNOLOGIES, INC. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ______________________________ whose address is
____________________________ and, if such Common Shares shall not include all of the Common Shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the Common Shares issuable hereunder be delivered to the undersigned.


                 ---------------------------------------------------------------
                 (Name of Registered Owner)

                 ---------------------------------------------------------------
                 (Signature of Registered Owner)

                 ---------------------------------------------------------------
                 (Street Address)

                 ---------------------------------------------------------------
                 (City)                    (State)                   (Zip Code)




NOTICE: The signature on this subscription must correspond with the name as written upon the face of the within warrant in every particular, without alteration or enlargement or any change whatsoever.

CUSIP NO. 00753C 10 2                 13D

                                    EXHIBIT B

                                 ASSIGNMENT FORM

                  FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of Common Shares set forth below:

 Name and Address of Assignee                               No. of Common Shares
 ----------------------------                               --------------------





and does hereby irrevocably constitute and appoint _____________________________ attorney-in-fact to register such transfer on the books of ADVANCED LIGHTING TECHNOLOGIES, INC. maintained for the purpose, with full power of substitution in the premises.


Dated:                       Print Name:
      ---------------------             ----------------------------------------
                             Signature:
                                        ----------------------------------------
                             Witness:
                                        ----------------------------------------


NOTICE: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

CUSIP NO. 00753C 10 2                 13D


                                   EXHIBIT 2.1

     [INSERT TO ALT'S SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION]

                  The following should be inserted as Paragraph 3 to Part A of the Fourth Article of ALT's Second Amended and Restated Articles of
Incorporation:
                  3.  Series A Convertible Preferred Shares.

I. Definitions. For purposes of this Paragraph 3 of this Part A of this Article Fourth, the following terms shall have the following meanings:

                      (a) "Additional Common Shares" shall mean Common Shares issued by the Corporation after the Effective Date.

                      (b) "Additional Issuance" shall have the meaning ascribed to such term in Subsection V(c)(iii)(A) hereof.


                      (c) "Appraised Value" shall mean, in respect of any Common Share on any date herein specified, the fair saleable value of such Common Share (determined without giving affect to the discount for (i) a minority interest or (ii) any lack of liquidity of the Common Share or (iii) the fact that the Corporation may have no class of equity registered under the Exchange Act) based on the equity value of the Corporation, as determined by an investment banking or valuation firm selected in accordance with the following sentences, divided by the number of Common Shares outstanding on a Fully Diluted Basis as determined in accordance with GAAP (assuming the payment of the exercise prices for such shares). The determination of the Appraised Value per Common Share shall be made by an investment banking or valuation firm of nationally recognized standing selected by the Corporation and acceptable to the Majority Holders. If the investment banking or valuation firm selected by the Corporation is not acceptable to the Majority Holders and the Corporation and the Majority Holders cannot agree on a mutually acceptable investment banking or valuation firm, then the Majority Holders and the Corporation shall each choose one such investment banking or valuation firm and the respective chosen firms shall agree on another investment banking or valuation firm which shall make the determination. The Corporation shall retain, at its sole cost, such investment banking or valuation firm as may be necessary for the determination of Appraised Value required by the terms of these Third Amended and Restated Articles of Incorporation.

                      (d) "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required to be closed in the State of New York.

                      (e) "Closing Period" shall have the meaning ascribed to such term in Subsection VII(f) hereof.

                      (f) "Common Shares" shall mean the Common Shares, par value one thousandth of one cent ($.001), of the Corporation.

CUSIP NO. 00753C 10 2                 13D


                      (g) "Contingent Shares" shall mean the Common Shares issued upon exercise of the Contingent Warrants.



                      (h) "Contingent Warrant Agreement" shall mean the Contingent Warrant Agreement, dated the Effective Date, among the Original Purchaser, the Corporation, Hellman, Ltd., Wayne R. Hellman, Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10, 1995, Alan J. Ruud and Alan J. Ruud, as voting trustee under Voting Trust Agreement dated January 2, 1998.

                      (i) "Contingent Warrants" shall mean the First Contingent Warrant and the Second Contingent Warrant issued under the Contingent Warrant Agreement, dated as of the Effective Date, between the Corporation and the Original Purchaser.

                      (j) "Control Share Acquisition Resolution" shall mean the resolution to be voted upon by the shareholders of the Corporation at the Corporation's 1999 annual meeting to amend the Corporation's Articles of Incorporation to provide that Section 1701.831 of the Ohio Revised Code shall not apply to "control share acquisitions" (as defined in Section 1701.01 of the Ohio Revised Code) of shares of capital stock of the Corporation.

                      (k) "Conversion Ratio" shall have the meaning ascribed to such term in Subsection V(a) hereof.

                      (l) "Conversion Shares" shall mean the Common Shares to be issued upon the conversion of Series A Preferred Shares.

                      (m) "Convertible Securities" shall mean evidences of indebtedness, shares of capital stock or other securities that are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Common Shares, either immediately or upon the occurrence of a specified date or a specified event.

                      (n) "Corporation Put Right Notice" shall have the meaning ascribed to such term in Subsction VII(e) hereof.

                      (o) "Credit Agreements" shall have the meaning ascribed to such term in Subsection VII(f) hereof.


                      (p) "Current Market Price" shall mean, in respect of any Common Share on any date herein specified, if there shall then be a public market for the Common Shares, the average of the daily market prices for 20 consecutive Business Days immediately preceding such date or, if there is no such public market, the Appraised Value per Common Share. The daily market price

CUSIP NO. 00753C 10 2                 13D

for each such Business Day shall be (i) the last sale price on such day on the principal stock exchange or NASDAQ-NMS on which such Common Shares are then listed or admitted to trading, or (ii) if no sale takes place on such day on any such exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day as officially quoted on any such exchange or NASDAQ-NMS, or (iii) if the Common Shares are not then listed or admitted to trading on any stock exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day in the over-the-counter market, as furnished by the NASDAQ or the National Quotation Bureau, Inc., or (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or
(v) if there is no such firm, as furnished by any member of the NASD selected mutually by the Majority Holders and the Corporation or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by the Majority Holders and one of which shall be selected by the Corporation.


                      (q) "Effective Date" shall mean the date on which the Amendment to these Articles of Incorporation designating the Series A Preferred Shares became effective.

                      (r) "Fully Diluted Basis" means, with respect to any determination or calculation, that such determination or calculation is performed on a fully diluted basis (assuming the issuance of all Common Shares issuable under any then outstanding options, warrants or convertible securities of any kind) determined in accordance with GAAP for purposes of determining book value or net income per share.

                      (s) "Governmental Approval" shall have the meaning ascribed to such term in Subsection VII(c) hereof.

                      (t) "Indebtedness for Borrowed Money" shall mean as to any Person, at a particular time, all items which constitute, without duplication
(a) indebtedness for borrowed money, (b) indebtedness in respect of the deferred purchase price of property, (c) indebtedness evidenced by notes, bonds, debentures or similar instruments, (d) capital lease obligations (i.e., obligations with respect to leases which are required to be capitalized for financial reporting purposes in accordance with GAAP), (e) all obligations of such Person in respect of capital stock subject to mandatory redemption or redemption at the option of the holder thereof, in whole or in part, and (f) all contingent obligations of such Person in respect of any of the foregoing. As to the Corporation and any Subsidiary, the term Indebtedness for Borrowed Money shall not include indebtedness to the Corporation from any Subsidiary, indebtedness to any Subsidiary from the Corporation or indebtedness to any Subsidiary from any Subsidiary.


                      (u) "Liquidation Preference Amount" shall have the meaning ascribed to such term in Subsection III(a) hereof.


                      (v) "Majority Holders" shall mean the holders of Series A Preferred Shares convertible into more than 50% of the aggregate number of Conversion Shares then issuable upon conversion of all then outstanding Series A Preferred Shares.

CUSIP NO. 00753C 10 2                 13D


                      (w) "NASDAQ Approval" shall mean approval of the transactions contemplated by the Stock Purchase Agreement by the shareholders of the Corporation pursuant to NASDAQ Rule 4460(i)(D).

                      (x) "Original Purchaser" shall mean General Electric Company, a New York corporation.

                      (y) "Other Property" shall have the meaning ascribed to such term in Subsection V(c)(viii) hereof.

                      (z) "Permitted Issuances" shall mean (i) the issuance or conversion of options issued pursuant to any stock option plan, employee incentive plan, employee stock purchase plan or employee retirement and savings plan approved by the Corporation's Board of Directors, (ii) the issuance of Conversion Shares, Contingent Shares or Warrant Shares, and (iii) the issuance of Common Shares to satisfy obligations in respect of acquisitions of securities or assets of any Person, provided (A) such contracts were entered into prior to September 30, 1999, and (B) the number of Common Shares subject to this subclause (iii) shall not exceed 110,000 in the aggregate.


                      (aa) "Person" shall mean any natural person, corporation, firm, partnership, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

                      (bb) "Preferred Shares" shall mean the Series A Preferred Shares and the shares of any other series of Preferred Shares created in accordance with these Articles of Incorporation.

                      (cc) "Purchase Price" shall mean $6.75 per Common Share (as the same may be adjusted from time to time to take into account any action by the Corporation in respect of its Common Shares, including, without limitation, stock splits, dividends, combinations and reclassifications).

                      (dd)"Put Option" shall have the meaning ascribed to such term in Subsection VII(h) hereof.

                      (ee)"Put Option Date" shall have the meaning ascribed to such term in Subsection VII(h) hereof.

                      (ff)"Put Option Notice" shall have the meaning ascribed to such term in Subsection VII(h) hereof.


                      (gg)"Put Option Purchase Price" shall have the meaning ascribed to such term in Subsection VII(h) hereof.

                      (hh)"Put Shares" shall have the meaning ascribed to such term in Subsection VII(h) hereof.

CUSIP NO. 00753C 10 2                 13D

                      (ii) "Redemption Date" shall have the meaning ascribed to such term in Subsection VI(a) hereof.

                      (jj) "Redemption Notice" shall have the meaning ascribed to such term in Subsection VI(c) hereof.

                      (kk) "Redemption Price" shall have the meaning ascribed to such term in Subsection VI(a) hereof.

                      (ll) "Second Occurrence Failure" shall have the meaning ascribed thereto in the Contingent Warrant Agreement.

                      (mm) "Series A Preferred Shares" shall mean the Series A Convertible Preferred Shares, par value one thousandth of one cent ($.001), of the Corporation.


                      (nn)"Stock Purchase Agreement" shall mean the Stock Purchase Agreement dated September 28, 1999, between Advanced Lighting Technologies, Inc., an Ohio corporation, and the Original Purchaser.


                      (oo) "Stock Plans" shall mean the Corporation's 1995 Incentive Award Plan, the Corporation's Billion Dollar Market Capitalization Incentive Award Plan, the Corporation's 1998 Incentive Award Plan, the Corporation's Employee Stock Purchase Plan and the Corporation's 401(k) Retirement and Savings Plan.

                      (pp) "Subsequent Closing Period" shall have the meaning ascribed to such term in Subsection VII(f) hereof.

                      (qq) "Subsidiaries" shall mean any other corporations of which more than 50% of the outstanding shares of capital stock having ordinary voting power for the election of directors is owned directly or indirectly by the Corporation, by the Corporation and one or more Subsidiaries, or by one or more other Subsidiaries.

                      (rr) "Warrant" shall mean the warrant in the form of
Exhibit 1 attached to the Stock Purchase Agreement for the right to purchase additional Common Shares.

                      (ss)"Warrant Shares" shall mean Common Shares to be issued upon exercise of the Warrant.

II. Dividends. No dividends shall be declared and set aside for any Series A Preferred Shares of the Corporation except in the event that the Board of Directors of the Corporation shall declare a dividend payable upon the then outstanding Common Shares of the Corporation, in which event the holders of the Series A Preferred Shares shall be entitled to the amount of dividends per share as would be declared payable on the number of Common Shares into which each Series A Preferred Share held by each holder thereof could be converted pursuant to the provisions of Subsection V hereof, such number determined as of the record date for the determination of holders of Common Shares entitled to receive such dividend.

CUSIP NO. 00753C 10 2                 13D


III. Liquidation, Dissolution or Winding Up.

         (a) Treatment at Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Series A Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Shares by reason of their ownership thereof, the amount of $27.00 per Series A Preferred Share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus interest thereon calculated at a rate per annum equal to 8% compounded annually from the date of issuance of each Series A Preferred Share until the date of payment (the "Liquidation Preference Amount"). Interest shall be determined on the basis of a 365 day year for the actual number of days elapsed from the date of issuance until the date of payment. If upon the occurrence of any liquidation, dissolution or winding up, the assets and surplus funds required to be distributed among the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and surplus funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Preferred Shares so that all holders of Series A Preferred Shares shall receive an amount per share pro rata in accordance with the preferential amount payable with respect to each Series A Preferred Share. After payment to the holders of the Series A Preferred Shares of the amounts set forth above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Shares in proportion to the Common Shares then held by them; provided, however, that the holders of Series A Preferred Shares shall be entitled by reason of their ownership thereof to participate in any such distribution of any remaining assets or surplus funds to the holders of the Common Shares as if the holders of the Series A Preferred Shares converted such securities into Common Shares at the Conversion Ratio set forth in Subsection V below (as adjusted as set forth herein) immediately prior to the date of such event in addition to receipt of the amounts to which they are entitled on account of their ownership of the Series A Preferred Shares as set forth above.

         (b) Treatment of Reorganizations, Consolidations, Mergers, and Sales of Assets. For purposes of this Section III, any acquisition of the Corporation by means of (i) consolidation, merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary, or (ii) a sale of all or substantially all of the assets of the Corporation, shall be treated as a liquidation, dissolution or winding up of the Corporation and the holders of the Series A Preferred Shares, at their option, shall have the right to receive, in lieu of the preferential distributions described in this Section III, at the closing, the same consideration per share payable to holders of the Common Shares as if the holders of the Series A Preferred Shares converted such securities into Common Shares at the Conversion Ratio set forth in Section V below (as adjusted as set forth herein) immediately prior to the closing of such transaction.

         (c) Distributions Other than Cash. Whenever a distribution provided for in this Section III shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors.

CUSIP NO. 00753C 10 2                 13D

IV. Voting.

         (a) General. In addition to special voting rights provided by applicable law, each holder of Series A Preferred Shares shall be entitled to vote on all matters and shall be entitled to cast four (4) votes for each Series A Preferred Share held at the record date for the determination of shareholders entitled to vote on such matter or, if no record date is established, at the date such vote is taken or any written consent of shareholders is first executed, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class. Notwithstanding any adjustment to the Conversion Ratio (as defined in Section V) pursuant to Section V, Section VI or Section VII hereof, no holder of Series A Preferred Shares shall at any time be entitled to cast more than four (4) votes for each Series A Preferred Share held by such holder. In all cases where the holders of Series A Preferred Shares have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them.

          (b) Special Meetings. The holders of at least a majority of the aggregate number of Series A Preferred Shares then outstanding (evidenced in writing by such holders or by vote at a meeting of shareholders called for such purpose) shall have the right at any time to call for a special meeting of the Board of Directors of the Corporation for such specified purposes as such holders may deem desirable. Such special meeting shall be convened in accordance with the applicable notice provisions of the Corporation's Code of Regulations.

V. Conversion. The holders of Series A Preferred Shares shall have conversion rights as follows:

         (a) Optional Conversion; Fractional Shares. Each issued and outstanding Series A Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time without the payment of additional consideration, at the office of the Corporation or any transfer agent for such stock, into 4 fully paid and nonassessable Common Shares (the "Conversion Ratio"). The Corporation shall not be required to issue a fractional Common Share upon conversion of any Series A Preferred Share. If any fraction of a share would, but for this provision, be issuable upon conversion of a Series A Preferred Share, in lieu of such fractional share, the Corporation may, at its option, pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Current Market Price per Common Share on the date of conversion.

         (b) Reservation of Common Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of issuance upon the conversion of the Series A Preferred Shares, such number of Common Shares issuable upon the conversion of all outstanding Series A Preferred Shares. All Common Shares which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such Common Shares may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which Common Shares may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance).
         (c) Adjustments. Subject to NASDAQ Approval, the following adjustments shall apply as set forth in this Section V. The Corporation shall give each holder of Preferred Shares notice of any event described below in accordance with Section V(d) below.

                      (i) Share Dividends, Subdivisions and Combinations. If at any time the Corporation shall:

CUSIP NO. 00753C 10 2                 13D

                      (A) take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend payable in, or other distribution of, Additional Common Shares,

                      (B) subdivide its outstanding Common Shares into a larger number of Common Shares, or

                      (C) combine its outstanding Common Shares into a smaller number of Common Shares,

  then, the Conversion Ratio shall be adjusted such that the number of Common Shares into which each Series A Preferred Share is convertible immediately after the occurrence of any such event shall be adjusted to equal the number of Common Shares that a record holder of the same number of Common Shares into which a Series A Preferred Share is convertible immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event.

                      (ii) Certain Other Distributions and Adjustments.

                      (A) If at any time the Corporation shall take a record of the holders of its Common Shares for the purpose of entitling them to receive any dividend or other distribution of:

                      (1) cash,

                      (2) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or Additional Common Shares), or

                      (3) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or Additional Common Shares), then, the holders of Series A Preferred Shares shall be entitled to receive such dividend or distribution as if such holder had converted such Series A Preferred Shares into Common Shares.

                      (B) A reclassification of the Common Shares (other than a change in par value, or from par value to no par value or from no par value to par value) into Common Shares and shares of any other class of stock shall be deemed a distribution by the Corporation to the holders of its Common Shares of such shares of such other class of stock within the meaning of Subsection
(c)(ii)(A) above and, if the outstanding Common Shares shall be changed into a larger or smaller number of Common Shares as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding Common Shares within the meaning of Subsection (c)(i) hereof.

               (iii) Issuance of Additional Common Shares.

               (A) If at any time the Corporation shall (except as hereinafter provided) issue or sell any Additional Common Shares (an "Additional Issuance"), other than Permitted Issuances, in exchange for consideration in an amount per Additional Common Share less than either the Purchase Price or the Current Market Price on the date of

CUSIP NO. 00753C 10 2                 13D

          such Additional Issuance (before giving effect to such Additional Issuance) then, effective at the time of such Additional Issuance, the number of Common Shares which will be issued upon conversion of the Series A Preferred Shares shall be increased to a number determined by multiplying the number of Common Shares subject to issuance upon conversion of the Series A Preferred Shares immediately before such Additional Issuance by a fraction, the numerator of which shall be the number of Common Shares immediately after giving effect to such Additional Issuance (calculated on a Fully Diluted Basis) and the denominator of which shall be the sum of: (1) the number of Common Shares outstanding immediately before giving effect to such Additional Issuance (calculated on a Fully Diluted Basis), plus

               (2) the number of Common Shares that the aggregate consideration received by the Corporation with respect to such Additional Issuance would purchase at the "Calculation Price" on the date of such Additional Issuance (before giving effect to such Additional Issuance).

For purposes of the preceding calculation, the term "Calculation Price" shall mean (a) the Purchase Price if the consideration received per Additional Common Share is less than the Purchase Price but greater than the Current Market Price,
(b) the Current Market Price if the consideration received per Additional Common Share is less than the Current Market Price but greater than the Purchase Price and (c) the greater of the Purchase Price and the Current Market Price if the consideration received per Additional Common Share is less than both the Purchase Price and the Current Market Price.

In computing adjustments under this Subsection, fractional interests in Common Shares shall be taken into account to the nearest one-thousandth of a share.

               (B) Subsection (c)(iii)(A) shall not apply to any issuance of Additional Common Shares for which an adjustment is provided under Subsections (c)(i) and (c)(ii). No adjustment of the number of Common Shares into which the Series A Preferred Shares are convertible shall be made under Subsection (c)(iii)(A) upon the issuance of any Additional Common Shares that are issued pursuant to the exercise of any warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Convertible Securities, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights or upon the issuance of such Convertible Securities (or upon the issuance of any warrant or other rights therefor) pursuant to Subsections (c)(iv) and
          (c)(v).


                  (iv) Issuance of Warrants or Other Rights. If at any time the Corporation shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Corporation is the surviving corporation) issue or sell, any warrants or other rights to subscribe for or purchase any Additional Common Shares or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which a Common Share is issuable upon

CUSIP NO. 00753C 10 2                 13D

the exercise of such warrants or other rights or upon conversion or exchange of such Convertible Securities shall be less than either the Purchase Price or the Current Market Price on the date of such issue or sale, then the number of Common Shares which will be issued upon conversion of the Series A Preferred Shares shall be adjusted as provided in Subsection (c)(iii)(A) on the basis that the maximum number of Additional Common Shares issuable pursuant to all such warrants or other rights necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Corporation shall be deemed to have received all of the consideration payable therefor, if any, as of the date of the issuance of such warrants or other rights. No further adjustments to the number of Common Shares which will be issued upon conversion of the Series A Preferred Shares shall be made upon the actual issue of Common Shares or of Convertible Securities upon exercise of warrants or other rights contemplated by this Subsection (c)(iv) or upon the actual issue of Common Shares upon conversion or exchange of Convertible Securities contemplated by this Subsection (c)(iv).

                  (v) Issuance of Convertible Securities. If at any time the Corporation shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Corporation is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which a Common Share is issuable upon such conversion or exchange shall be less than either the Purchase Price or the Current Market Price on the date of such issue or sale, then the number of Common Shares which will be issued upon conversion of the Series A Preferred Shares shall be adjusted as provided in Subsection (c)(iii)(A) on the basis that the maximum number of Additional Common Shares necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Corporation shall have received all of the consideration payable therefor, if any, as of the date of issuance of such Convertible Securities. No adjustment to the number of Common Shares into which the Series A Preferred Shares are convertible shall be made under this Subsection (c)(v) upon the issuance of any Convertible Securities that are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Subsection (c)(iv). No further adjustments of the number of Common Shares into which the Series A Preferred Shares are convertible shall be made upon the actual issue of such Common Shares upon conversion or exchange of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase any such Convertible Securities for which adjustments of the number of Common Shares into which the Series A Preferred Shares are convertible have been or are to be made pursuant to other provisions of this Subsection (c), no further adjustments of the number of Common Shares into which the Preferred Shares are convertible shall be made by reason of such issue or sale.

                  (vi) Superseding Adjustment. If, at any time after any adjustment of the number of Common Shares into which the Series A Preferred Shares are convertible shall have been made pursuant to Subsections (c)(iv) and
(c)(v) as the result of any issuance of warrants, rights or Convertible Securities,

               (A) such warrants or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, or

               (B) the consideration per share for which Common Shares are issuable pursuant to such warrants or rights, or the terms of such other Convertible Securities, shall be increased solely by virtue of

CUSIP NO. 00753C 10 2                 13D

          provisions therein contained for an automatic increase in such consideration per share upon the occurrence of a specified date or event,

then the previous adjustment made to the number of Common Shares into which the Preferred Shares are convertible shall be rescinded and annulled and the Additional Common Shares that were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Thereupon, a recomputation shall be made of the effect of such rights or options or other Convertible Securities on the basis of

               (C) treating the number of Additional Common Shares or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and

               (D) treating any such warrants or rights or any such other Convertible Securities that then remain outstanding as having been granted or issued immediately after the time of such increase of the consideration per share for which Common Shares or other property are issuable under such warrants or rights or other Convertible Securities; whereupon a new adjustment of the number of Common Shares into which the Series A Preferred Shares are convertible shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

                      (vii) Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments to the number of Common Shares into which the Series A Preferred Shares are convertible provided for in this Subsection (c):

               (A) Computation of Consideration. To the extent that any Additional Common Shares or any Convertible Securities or any warrants or other rights to subscribe for or purchase any Additional Common Shares or any Convertible Securities shall be issued for cash consideration, the consideration received by the Corporation therefor shall be the amount of the cash received by the Corporation therefor, or, if such Additional Common Shares or Convertible Securities are offered by the Corporation for subscription, the subscription price, or, if such Additional Common Shares or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Corporation for and in the underwriting of, or otherwise in connection with, the issuance thereof). To the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Board of Directors of the Corporation. In case any Additional Common Shares or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Common Shares or Convertible Securities shall be issued in connection with any merger in which the Corporation issues any securities, the amount of consideration therefor shall be deemed to be the fair value, as determined in good faith by the Board of Directors of the Corporation, of such portion of the assets and

CUSIP NO. 00753C 10 2                 13D

          business of the nonsurviving corporation as such Board in good faith shall determine to be attributable to such Additional Common Shares, Convertible Securities, warrants or other rights, as the case may be. The consideration for any Additional Common Shares issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Corporation for issuing such warrants or other rights plus the additional consideration payable to the Corporation upon exercise of such warrants or other rights. The consideration for any Additional Common Shares issuable pursuant to the term of any Convertible Securities shall be the consideration received by the Corporation for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Corporation in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable to the Corporation upon the exercise of the right of conversion or exchange in such Convertible Securities. In case of the issuance at any time of any Additional Common Shares or Convertible Securities in payment or satisfaction of any dividends upon any class of stock other than Common Shares, the Corporation shall be deemed to have received for such Additional Common Shares or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

               (B) When Adjustments to Be Made. The adjustments required by this Subsection (c) shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment to the number of Common Shares into which the Series A Preferred Shares are convertible that would otherwise be required may be postponed (except in the case of a subdivision or combination of Common Shares, as provided for in Subsection (c)(i)) up to, but not beyond the date of conversion if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the Common Shares into which the Series A Preferred Shares are convertible immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) that is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Subsection (c) and not previously made, would result in a minimum adjustment or on the date of conversion. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

               (C) Fractional Interests. In computing adjustments under this Subsection (c), fractional interests in Common Shares shall be taken into account to the nearest 1/1000th of a share.

               (D) When Adjustment Not Required. If the Corporation shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

               (E) Escrow of Shares. If after any property becomes distributable pursuant to this Subsection (c) by reason of the taking of any record of the holders of Common Shares, but prior to the occurrence of the event for which such record is taken, and the holders of Series A Preferred Shares convert such Series A Preferred Shares, any Additional Common Shares issuable upon exercise by reason of such adjustment shall be deemed the last Common Shares into which the Series A Preferred Shares have been converted (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for such holder by the Corporation to

CUSIP NO. 00753C 10 2                 13D

          be issued to such holder upon and to the extent that the event actually takes place. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by the Corporation and escrowed property returned to the Corporation.

               (F) Challenge to Good Faith Determination. Whenever the Board of Directors of the Corporation shall be required to make a determination in good faith of the fair value of any item under this Subsection (c), such determination may be challenged in good faith by the Majority Holders, and any dispute shall be resolved by an investment banking or valuation firm of recognized national standing selected by the Corporation and acceptable to the Majority Holders.

               (G) Prohibition on Adjustment. The provisions of Subsections
          (c)(iii), (c)(iv) and (c)(v) shall not operate to reduce the number of Common Shares which will be issued upon conversion of the Series A Preferred Shares.

                      (viii) Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Corporation shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Corporation is not the surviving corporation or where there is a change in or distribution with respect to the Common Shares), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, Common Shares of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Shares of the Corporation, then each holder of Series A Preferred Shares shall have the right thereafter to receive, upon conversion of such Series A Preferred Shares, the number of Common Shares of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of Common Shares into which the Series A Preferred Shares owned by such holder are convertible immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Corporation) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of the Series A Preferred Shares to be performed and observed by the Corporation and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Corporation) in order to provide for adjustments of Common Shares into which the Series A Preferred Shares are convertible which shall be as nearly equivalent as practicable to the adjustments provided for in this Subsection (c). For purposes of this Subsection (c)(viii), "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class that is not preferred as to dividends or assets over any other class of stock of such corporation and that is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities that are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Subsection (c)(viii) shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

                      (ix) Other Action Affecting Common Shares. In case at any time or from time to time the Corporation shall take any action in respect of its Common Shares, other than any action described in this Subsection (c), then,

CUSIP NO. 00753C 10 2                 13D

unless such action will not have a materially adverse effect upon the rights of holders of Series A Preferred Shares, the number of Common Shares or other stock into which the Series A Preferred Shares are convertible shall be adjusted in such manner as may be equitable in the circumstances.

                 (d) Notices to Holders of Series A Preferred Shares.

                      (i) Notice of Adjustments. Not less than 10 nor more than 30 days prior to the record date or effective date, as the case may be, of any action that requires or might require an adjustment or readjustment pursuant to Subsection (c), the Corporation shall forthwith prepare and deliver to each holder of Series A Preferred Shares, a signed copy of a certificate executed by the chief financial officer of the Corporation setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Corporation determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Subsection (c)(vii)(A), specifying the number of Common Shares into which the Series A Preferred Shares are convertible and (if such adjustment was made pursuant to Subsections
(c)(viii) or (c)(ix)) describing the number and kind of any other shares of stock or Other Property into which the Series A Preferred Shares are convertible, after giving effect to such adjustment or change. The Corporation shall keep at its office or agency copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any holder of Series A Preferred Shares or any prospective purchaser of Series A Preferred Shares designated by a holder thereof.

                      (ii) Notice of Corporate Action. If at any time:

                         (A) the Corporation shall take a record of the holders
                    of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

                         (B) there shall be any capital reorganization of the
                    Corporation, any reclassification or recapitalization of the capital stock of the Corporation or any consolidation or merger of the Corporation with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Corporation to, another corporation, person or entity, or

                         (C) there shall be a voluntary or involuntary
                    dissolution, liquidation or winding up of the Corporation;

then, in any one or more of such cases, the Corporation shall give to each holder of Series A Preferred Shares (A) at least 30 days prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (B) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 30 days prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Shares shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and
(B) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to each holder of Series A Preferred Shares at the last address of such holder appearing on the books of the Corporation.

CUSIP NO. 00753C 10 2                 13D

VI. Redemption of Series A Preferred Shares.

         (a) Mandatory Redemption. The Corporation shall redeem all of the issued and outstanding Series A Preferred Shares on September 30, 2010 (the "Redemption Date"). The redemption price for the Series A Preferred Shares redeemed shall be the Liquidation Preference Amount (the "Redemption Price"). If on the Redemption Date the funds of the Corporation legally available are insufficient to redeem all of the Series A Preferred Shares, the number of Series A Preferred Shares legally permitted to be redeemed shall be redeemed and Series A Preferred Shares which the Corporation is legally unable to redeem shall be redeemed as soon thereafter as funds become legally available for such redemption. In addition, with respect to any Series A Preferred Shares that the Corporation is legally or otherwise unable to redeem within the one year period commencing on the Redemption Date and, if the Conversion Ratio has not been increased pursuant to Section VII, then, subject to NASDAQ Approval, the Conversion Ratio applicable to such Series A Preferred Shares shall increase from 4 Common Shares for each Series A Preferred Share to 8 Common Shares for each Series A Preferred Share and the holders of the Series A Preferred Shares shall have the right to convert such Series A Preferred Shares at any time prior to redemption thereof by the Corporation.

         (b) Proration. To the extent the Corporation is legally unable to redeem all Series A Preferred Shares on the Redemption Date, the Series A Preferred Shares to be redeemed shall be selected pro rata in accordance with the ratio the number of Series A Preferred Shares held by each respective holder bears to the total number of Series A Preferred Shares then issued and outstanding. Not less than 30 or more than 60 days' previous notice shall be given to the holders of record of the Series A Preferred Shares to be redeemed, by registered or certified mail, postage prepaid.

         (c) Mechanics. At least 60 days prior to the Redemption Date, written notice (hereinafter referred to as the "Redemption Notice") shall be mailed, postage prepaid, to each holder of record of the Series A Preferred Shares, at its address shown on the records of the Corporation; provided, however, that the Corporation's failure to give such Redemption Notice shall in no way affect its obligation to redeem Series A Preferred Shares as provided in Section VI(a) hereof. The Redemption Notice shall contain the following information:

                         (i) the number of Series A Preferred Shares held by the
                    holder and the total number of Series A Preferred Shares held by all holders.

                         (ii) the Redemption Date and the applicable Redemption
                    Price;

                         (iii) the number of Series A Preferred Shares to be
                    redeemed; and

                         (iv) a statement that the holder is to surrender to the
                    Corporation, at the place designated herein, its certificate or certificates representing the Series A Preferred Shares to be redeemed.

         (d) Surrender of Certificates. Each holder of Series A Preferred Shares to be redeemed shall surrender the certificate or certificates representing such shares to the Corporation, and thereupon the applicable Redemption Price for such shares as set forth in this Section 6 shall be paid to the order of the person whose name appears on such certificate or certificates and each surrendered certificate shall be cancelled and retired and new certificates representing any Series A Preferred Shares not redeemed shall be issued to the holder at no additional cost.

CUSIP NO. 00753C 10 2                 13D

VII. Put Options.

         (a) General Put Option. On September 30, 2004, the Majority Holders shall have the right to require the Corporation to purchase all or part of the Series A Preferred Shares that the Majority Holders then own at a purchase price equal to the Put Option Purchase Price. If the Corporation fails to so purchase any Put Shares under this Section VII(a) within any applicable Closing Period or any applicable Subsequent Closing Period (each as defined in clause (f) below), then, subject to NASDAQ Approval, the Conversion Ratio applicable to all outstanding Series A Preferred Shares shall increase from 4 Common Shares for each Series A Preferred Share to 8 Common Shares for each Series A Preferred Share.

         (b) Opt Out/NASDAQ Put. If either (i) the Control Share Acquisition Resolution is not approved by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation at the Corporation's 1999 annual meeting of shareholders, or (ii) NASDAQ Approval is not obtained at the Corporation's 1999 annual meeting of shareholders, then the Majority Holders shall have the right to require the Corporation to purchase all or part of the Series A Preferred Shares that the Majority Holders then own at a purchase price equal to the Put Option Purchase Price.

         (c) Governmental Approval Put. If within 365 days after the Original Purchaser has filed its Notification and Report Form as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with a Second Occurrence Failure by the Corporation under the Contingent Warrant Agreement, the Corporation and the Original Purchaser are unable to obtain all governmental and other approvals required under any applicable laws, statutes, orders, rules, regulations or policies, or any guidelines promulgated thereunder, including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("Government Approval"), then the Majority Holders shall have the right to require the Corporation to purchase all or part of the Series A Preferred Shares that the Majority Holders then own at a purchase price equal to the Put Option Purchase Price.

         (d) Occurrence Based Put. If the Corporation or any of its Subsidiaries shall (i) authorize or issue any shares of capital stock of any class or any options, warrants, or rights to purchase capital stock of any class or any securities convertible into capital stock of any class, other than (A) Conversion Shares issued upon conversion of the Series A Preferred Shares, (B) Warrant Shares issued upon exercise of the Warrant, (C) Common Shares issued to employees of the Corporation pursuant to the Stock Plans, (D) Contingent Shares issued upon exercise of the Contingent Warrants, (E) capital stock of any Subsidiary issued to the Corporation or any Subsidiary or (F) Common Shares issued to satisfy obligations in respect of acquisitions of securities or assets of any Person, provided that (I) such contracts were entered into prior to September 30, 1999, and (II) the number of Common Shares subject to this subparagraph (F) shall not exceed 110,000 in the aggregate, or (ii) directly or indirectly sell, lease, or otherwise dispose of more than 10% of the properties and assets of the Corporation and its Subsidiaries on a consolidated basis, in the aggregate, to any Person (other than the Corporation any Subsidiary), whether in one transaction or in a series of transactions over any period of twelve consecutive months, or (iii) merge into or with or consolidate with any other Person other than a Subsidiary, or (iv) create, incur, assume, or otherwise become or remain liable, directly or indirectly, for any Indebtedness for Borrowed Money that would cause the Corporation to have Indebtedness for Borrowed Money in excess of $210,000,000 in the aggregate at any time, whether by loan, guaranty, mortgage, or otherwise, excluding indebtedness incurred in connection with a redemption of Series A Preferred Shares, then in any such case the Majority Holders shall have the right to require the Corporation to purchase all or part of the Series A Preferred Shares that the Majority Holders then own at a purchase price equal to the Put Option Purchase Price. If the Corporation fails to so purchase any Put Shares under this Section VII(d) within any applicable Closing Period or any applicable Subsequent Closing Period, then, subject to NASDAQ Approval, the Conversion Ratio applicable to all outstanding Series A Preferred Shares shall increase from 4 Common Shares for each Series A Preferred Share to 8 Common Shares for each Series A Preferred Share.

CUSIP NO. 00753C 10 2                 13D


         (e) Mechanics. The Corporation shall deliver written notice to each holder of Series A Preferred Shares at such holder's address on the books and records of the Corporation of each event giving rise to a Put Option under clauses (b), (c) and (d) of this Section VII (the "Corporation Put Right Notice"). The Corporation Put Right Notice shall be mailed by first class certified mail, return receipt requested, no later than two (2) business days after the occurrence of the event giving rise to the Put Option. In order to exercise a Put Option under clause (b), (c) or (d) of this Section VII, a holder of the Series A Preferred Shares shall, no later than ninety (90) days after receipt of the Corporation Put Right Notice, send written notice to the Corporation specifying that the holder has elected to exercise its Put Option. In order to exercise a Put Option under clause (a) of this Section VII, a holder of the Series A Preferred Shares shall, no later than September 30, 2004, send written notice to the Corporation specifying that it has elected to exercise the Put Option.

         (f) Closing Period. If the purchase or redemption of Put Shares under clauses (a), (b), (c) or (d), as the case may be, would not cause or constitute a default under any agreement or indenture relating to indebtedness of the Corporation then outstanding (collectively, the "Credit Agreements"), the closing of the purchase of Put Shares under this Section VII shall occur as soon as practicable after the delivery of a Put Option Notice with respect to such Put Shares on a date mutually acceptable to the Majority Holders and the Corporation, but in no event later than one year from the date of delivery of the applicable Put Option Notice (the "Closing Period"). If the Corporation may purchase part but not all of the Put Shares without causing a default under the Credit Agreements, the Corporation shall purchase, within the Closing Period, that number of Put Shares (pro rata from each holder based on the number of Put Shares held by each holder and the total number of Put Shares held by all holders) that it may purchase without causing or constituting a default under the Credit Agreements. Subject to any earlier conversion of any Put Shares, the Corporation shall from time to time purchase Put Shares at any time that any such purchase would not cause or constitute a default under the Credit Agreements. The closing of the purchase of any Put Shares under the preceding sentence shall occur as soon as practicable after the date that the determination is made that such purchase will not cause or constitute a default under the Credit Agreements on a date mutually acceptable to the Majority Holders and the Corporation, but in no event later than sixty (60) days after the date of such determination (each, a "Subsequent Closing Period"). Until purchased by the Corporation in accordance with the terms of this Section VII, the holders of the Put Shares shall have the right to convert Put Shares notwithstanding delivery of a Put Option Notice.

         (g) Surrender of Certificates. Each holder of Put Shares to be purchased pursuant to a Put Option shall surrender the certificate or certificates representing all such Put Shares to the Corporation on or before the closing of the purchase of the Put Shares, and thereupon the applicable Put Option Purchase Price for such shares as set forth in this Section VII shall be paid to the order of the person whose name appears on such certificate or certificates for each Put Share purchased and each surrendered certificate shall be cancelled and retired and new certificates representing any Series A Preferred Shares not purchased shall be issued to the holder at no additional cost. If any Put Shares are not purchased within the Closing Period or Subsequent Closing Period, as the case may be, each certificate issued representing such shares shall bear a legend indicating the increase, if any, in the Conversion Ratio pursuant to this Section VII.

         (h) Certain Definitions. For purpose of this Section VII, the following terms shall have the following meanings:

                  "Put Option" shall mean the option of the Majority Holders to require the Corporation to purchase the Series A Preferred Shares owned by the Majority Holders under clauses (a), (b), (c) and (d) of this Section VII.

CUSIP NO. 00753C 10 2                 13D


                  "Put Option Date" shall mean the date on which the Original Purchaser has actual notice that an event giving rise to a Put Option under this
Section VII has occurred.

                  "Put Option Notice" shall mean the written notice sent by the Original Purchaser to the Corporation pursuant to which the Original Purchaser notifies the Corporation that it is exercising its Put Option right under clause
(a), (b), (c) or (d) of this Section VII.

                  "Put Option Purchase Price" shall mean the Liquidation Preference Amount.

                  "Put Shares" shall mean any Series A Preferred Shares with respect to which the Majority Holders have elected to exercise their right to require the Corporation to purchase under clauses (a), (b), (c) or (d) of this
Section VII.

VIII. No Reissuance of Preferred Stock. No Series A Preferred Share or Series A Preferred Shares acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue. The President or any Vice President and the Secretary or any Assistant Secretary of the Corporation are hereby authorized and directed on behalf of the Corporation to file such documents from time to time as may be necessary to reduce the authorized number of Series A Preferred Shares accordingly.

CUSIP NO. 00753C 10 2                 13D


                                   Exhibit 2.2

                          Contingent Warrant Agreement

See Exhibit B to Schedule 13D  (IMMEDIATELY FOLLOWING)

CUSIP NO. 00753C 10 2                 13D

                                                                       Exhibit B

                          CONTINGENT WARRANT AGREEMENT

                  THIS CONTINGENT WARRANT AGREEMENT (this "Agreement"), dated as of September 30, 1999, is among Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), General Electric Company, a New York corporation ("Purchaser"), Wayne R. Hellman ("Hellman"), Hellman, Ltd., an Ohio limited liability company ("Hellman Ltd."), Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10, 1995, Alan J. Ruud ("Ruud"), and Alan
J. Ruud, as voting trustee under Voting Trust Agreement dated January 2, 1998.

                  The parties hereto agree as follows:

                                    SECTION 1

                                   DEFINITIONS

                  The following terms when used in this Agreement shall, except where the context otherwise requires, have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

                  "Accountant's Certificate" shall have the meaning provided in clause f. of Section 2.2.

                  "Affiliate" shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Agreement" shall mean this Contingent Warrant Agreement as originally executed and as amended, modified or supplemented from time to time.

                  "Appraised Value" shall mean, in respect of any Common Share on any date herein specified, the fair saleable value of such Common Share (determined without giving effect to the discount for (i) a minority interest, or (ii) any lack of liquidity of the Common Share, or (iii) to the fact that the Company may have no class of equity registered under the Exchange Act) based on the equity value of Company, as determined by an investment banking or valuation firm selected in accordance with the following sentences, divided by the number of Common Shares outstanding on a Fully Diluted Basis as determined in accordance with GAAP (assuming the payment of the exercise prices for such shares). The determination of the Appraised Value per Common Share shall be made by an investment banking or valuation firm of nationally recognized standing

CUSIP NO. 00753C 10 2                 13D

selected by the Company and acceptable to Purchaser. If the investment banking or valuation firm selected by Company is not acceptable to Purchaser and the Company and Purchaser cannot agree on a mutually acceptable investment banking or valuation firm, then Purchaser and the Company shall each choose one such investment banking or valuation firm and the respective chosen firms shall agree on another investment banking or valuation firm which shall make the determination. The Company shall retain, at its sole cost, such investment banking or valuation firm as may be necessary for the determination of Appraised Value required by the terms of this Agreement.

                  "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required to be closed in the State of New York.

                  "Common Shares" shall mean the Common Shares, par value $.001, of the Company.

                  "Company" shall mean Advanced Lighting Technologies, Inc., an Ohio corporation.

                  "Company Beneficial Owner" shall have the meaning provided in
Section 2.3.

                  "Contingent Shares" shall have the meaning provided in Section 2.1.

                  "Conversion Shares" shall mean the Common Shares to be issued upon the conversion of Series A Shares.

                  "Current Market Price" shall mean, in respect of any Common Share on any date herein specified, if there shall then be a public market for the Common Shares, the average of the daily market prices for twenty (20) consecutive Business Days immediately preceeding such date or, if there is no such public market, the Appraised Value per Common Share. The daily market price for each such Business Day shall be (i) the last sale price on such day on the principal stock exchange or NASDAQ-NMS on which such Common Shares are then listed or admitted to trading, or (ii) if no sale takes place on such day on any such exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day as officially quoted on any such exchange or NASDAQ-NMS, or (iii) if the Common Shares are not then listed or admitted to trading on any stock exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day in the over-the-counter market, as furnished by the NASDAQ or the National Quotation Bureau, Inc., or (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or
(v) if there is no such firm, as furnished by any member of the NASD selected mutually by the Company and Purchaser or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by the Company and one of which shall be selected by Purchaser.

                  "EBITDA" shall mean, for any period and without duplication, net earnings (loss) of the Company and its Subsidiaries determined on a consolidated basis for such period plus the sum of the following amounts (but only to the extent included in determining net income (loss) for such period):
(i) depreciation and amortization expense for such period, plus (ii) Interest Expense for such period, plus (iii) the amount of any reduction pursuant to the proviso of the definition of Interest Expense in this Section 1, plus (iv) income tax expense in respect of such period, minus (v) extraordinary gains and gains from sales of assets for such period, plus (vi) extraordinary losses and losses from sales of assets for such period. EBITDA shall be determined using generally accepted accounting principles and practices in effect on the date of this Agreement.

CUSIP NO. 00753C 10 2                 13D


                  "EBITDA Ratio" shall mean, for any period of determination, the ratio of (i) EBITDA to (ii) Interest Expense.

                  "Excess Hellman Shares Proxy" shall mean the irrevocable proxy granted by Wayne R. Hellman, individually, Wayne R. Hellman, in his capacity as trustee of the Hellman Voting Trust, and Hellman Ltd. to Purchaser, the form of which is attached hereto as Exhibit A, to, among other things, vote the Excess Hellman Shares.

                  "Excess Hellman Shares" shall mean that number of Common Shares equal to the sum of the number of Hellman Option Shares and the Ruud Option Shares.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  "First Contingent Warrant" shall have the meaning provided in subclause (vi) of clause c. of Section 2.2.

                  "Fully Diluted Basis" means, with respect to any determination or calculation, that such determination or calculation is performed on a fully diluted basis (assuming the issuance of all Common Shares issuable under any then outstanding options, warrants or convertible securities of any kind) determined in accordance with GAAP for purposes of determining book value or net income per share.

                  "GAAP" shall mean generally accepted accounting principles as in effect on the date hereof and consistently applied and maintained throughout the period indicated. Whenever any accounting term is used herein which is not otherwise defined, it shall have the meaning ascribed thereto under GAAP.

                  "Governmental Body" shall mean any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, in each case to the extent the same has jurisdiction over the Person or property in question, including, but not limited to, any governmental authority, agency, board, commission, court, department or instrumentality of the United States, any State of the United States or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory groups of which the Company, any Subsidiary or Purchaser is a member or is subject.

                  "Hellman Ltd." shall mean Hellman Ltd., an Ohio limited liability company.

                  "Hellman Option Shares" shall mean Common Shares owned by Wayne R. Hellman, individually, in an amount equal to fifty percent (50%) of the Total Option Shares.

                  "Hellman Option Shares Proxy" shall mean the irrevocable proxy granted by Wayne R. Hellman, individually, to Purchaser, the form of which is attached hereto as Exhibit B, to, among other things, vote the Hellman Option Shares.

CUSIP NO. 00753C 10 2                 13D

                  "Hellman Shares" shall mean, collectively, all Common Shares held, of record or beneficially, by Wayne R. Hellman, individually, Wayne R. Hellman, in his capacity as trustee of the Hellman Voting Trust, and Hellman Ltd.

                  "Hellman Shares Proxy" shall mean the irrevocable proxy granted by Wayne R. Hellman, individually, Wayne R. Hellman, in his capacity as trustee of the Hellman Voting Trust, and Hellman Ltd. to Purchaser, the form of which is attached hereto as Exhibit C, to, among other things, vote the Net Hellman Shares.

                  "Hellman Voting Trust" shall mean the Voting Trust Agreement, dated as of October 10, 1995, as amended, between Wayne R. Hellman, as voting trustee, and certain shareholders of the Company. As used herein, the term Hellman Voting Trust shall include any irrevocable proxies granted to Wayne R. Hellman with respect to shares withdrawn from the Hellman Voting Trust and deposited in margin accounts by the beneficial holders thereof.

                  "Interest Expense" shall mean, for any period (a) the total consolidated interest expense of the Company and its Subsidiaries determined on a consolidated basis and in any event shall include all interest expense with respect to any indebtedness in respect of which the Company or any Subsidiary is wholly or partially liable excluding interest on indebtedness to the Company from any Subsidiary and interest on indebtedness to any Subsidiary from the Company; provided, however, the amount of interest expense determined in accordance with GAAP for any period shall be reduced by any amortization of deferred financing costs in an amount up to but not exceeding $125,000 with respect to any single fiscal quarter, minus (b) gross interest income of the Company and its Subsidiaries determined on a consolidated basis.

                  "NASDAQ Approval" shall mean approval of the transactions contemplated by the Stock Purchase Agreement by the shareholders of the Corporation pursuant to NASDAQ Rule 4460(i)(D).

                  "Net Hellman Shares" shall mean the Hellman Shares less that number of Common Shares that are represented by the Hellman Option Shares Proxy plus the Ruud Option Shares Proxy.

                  "Net Ruud Shares" shall mean the Ruud Shares less that number of Common Shares that are represented by the Ruud Option Shares Proxy.

                  "Option Agreement" shall mean the Option Agreement, of even date herewith, among Purchaser, Hellman and Ruud, under which Purchaser is granted an option to purchase the Hellman Option Shares and the Ruud Option Shares.

                  "Permitted Issuances" shall mean (i) the issuance or conversion of options issued pursuant to any stock option plan, employee incentive plan, employee stock purchase plan or employee retirement and savings plan approved by the Company's Board of Directors, (ii) the issuance of Conversion Shares, Contingent Shares or Warrant Shares, and (iii) the issuance of Common Shares to satisfy obligations in respect of acquisitions of securities or assets of any Person, provided (A) such contracts were entered into prior to September 30, 1999, and (B) the number of Common Shares subject to this subclause (iii) shall not exceed 110,000 in the aggregate.

CUSIP NO. 00753C 10 2                 13D

                  "Person" shall mean any natural person, corporation, firm, partnership, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

                  "Preferred Shares" shall mean the Series A Shares.

                  "Proceeding" shall have the meaning provided in Section 2.3.

                  "Purchaser" shall mean General Electric Company, a New York corporation.

                  "Required Ratio" shall mean 2 to 1.

                  "Ruud Option Shares" shall mean Common Shares owned by Alan J. Ruud, individually, in an amount equal to fifty percent (50%) of the Total Option Shares.

                  "Ruud Option Shares Proxy" shall mean the irrevocable proxy granted by Alan J. Ruud, individually, to Purchaser, the form of which is attached hereto as Exhibit D, to, among other things, vote the Ruud Option Shares.

                  "Ruud Shares" shall mean, collectively, all Common Shares held, of record or beneficially, by Alan J. Ruud, individually, and Alan J. Ruud, in his capacity as trustee of the Ruud Voting Trust.

                  "Ruud Shares Proxy" shall mean the irrevocable proxy granted by Alan J. Ruud, individually, and Alan J. Ruud, in his capacity as trustee of the Ruud Voting Trust, to Purchaser, the form of which is attached hereto as Exhibit E, to, among other things, vote the Net Ruud Shares.

                  "Ruud Voting Trust" shall mean the Voting Trust Agreement, dated as of January 2, 1998, as amended, between Alan J. Ruud, as voting trustee, and certain shareholders of the Company. As used herein, the term Ruud Voting Trust shall include any irrevocable proxies granted to Alan J. Ruud with respect to shares withdrawn from the Ruud Voting Trust and deposited in margin accounts by the beneficial holders thereof.

                  "Second Contingent Warrant" shall have the meaning provided in subclause (ii) of clause d. of Section 2.2.

                  "Second Occurrence Failure" shall have the meaning provided in clause c. of Section 2.2.

                  "Series A Shares" shall mean shares of Series A Convertible Preferred Stock, par value $.001, of the Company.

                  "Stock Purchase Agreement" shall mean the Stock Purchase Agreement, dated September 28, 1999, between the Company and Purchaser.

CUSIP NO. 00753C 10 2                 13D


                  "Subsidiary" of the Company shall mean any other corporation of which more than 50% of the outstanding shares of capital stock having ordinary voting power for the election of directors is owned directly or indirectly by the Company, by the Company and one or more Subsidiaries, or by one or more other Subsidiaries.

                  "Third Occurrence Failure" shall have the meaning provided in clause d. of Section 2.2.

                  "Total Option Shares" shall mean the number of Common Shares that when combined with all other Common Shares owned by Purchaser or its Affiliates at the time of determination will result in Purchaser having twenty-five percent (25%) of the voting power of the Company's capital stock. The time of determination of the Total Option Shares shall be the first Business Day immediately following Purchaser's receipt of the Accountant's Certificate indicating a Second Occurrence Failure.
                  "Warrant" shall mean the warrant in the form of Exhibit 1 attached to the Stock Purchase Agreement.

                  "Warrant Shares" shall mean Common Shares to be issued upon exercise of the Warrant.

                                    SECTION 2

                THE CONTINGENT WARRANTS AND THE CONTINGENT SHARES

                  2.1 Authorization of the Contingent Shares; Agreement to Issue Securities and Provide Financial Accommodation. The Company has authorized the issuance and sale on the terms and subject to the conditions of this Agreement of such number of Common Shares as are necessary for the Company to fulfill its obligations under the provisions of Sections 2.2.c(vi) and 2.2.d(iii) of this Agreement (the "Contingent Shares"), in the event Purchaser exercises its rights under either or both of such Sections. This Agreement is and is intended to be an agreement for the issuance of securities by the Company and the providing of financial accommodation to the Company within the meaning of Section 365(c)(2) of Title 11 of the United States Code.

                  2.2 EBITDA Coverage Ratio; Vesting of Rights Under Warrants; Issuance of Contingent Warrants; Proxies.

                       a. The Company shall not permit the average of the Company's EBITDA Ratio for any two consecutive fiscal quarters, commencing with the average for the fiscal quarters ending September 30, 1999 and December 31, 1999, and continuing each fiscal quarter thereafter (each, a "Determination Period"), to be less than the Required Ratio.

                       b. Intentionally Omitted.

                       c. Except as provided in clause e. below and subject to compliance with the terms of the Ohio Control Share Acquisition Act, if applicable, upon the second occurrence of the EBITDA Ratio being less than the Required Ratio for any Determination Period (a "Second Occurrence Failure"):

CUSIP NO. 00753C 10 2                 13D


                              (i) The Hellman Shares Proxy shall become
effective upon expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the acquisition of an option and a proxy in respect of the Hellman Option Shares and the Ruud Option Shares pursuant to the Option Agreement, the Hellman Option Shares Proxy and the Ruud Option Shares Proxy (the "Option Waiting Period") and from and after such date Purchaser may exercise its rights under the Hellman Shares Proxy, including, without limitation, its rights to vote the Net Hellman Shares; and

                              (ii) The Hellman Option Shares Proxy shall become
effective upon expiration of the Option Waiting Period and from and after such date Purchaser may exercise its rights under the Hellman Option Shares Proxy, including, without limitation, its rights to vote the Hellman Option Shares; and

                              (iii) The Ruud Option Shares Proxy shall become
effective upon expiration of the Option Waiting Period and from and after such date Purchaser may exercise its rights under the Ruud Option Shares Proxy, including, without limitation, its rights to vote the Ruud Option Shares; and

                              (iv) Purchaser shall exercise the Warrant; and

                              (v) Purchaser shall have the right and option to
purchase the Ruud Option Shares and the Hellman Option Shares pursuant to the terms of the Option Agreement, the form of which is attached hereto as Exhibit
F. The parties acknowledge and agree that in determining the number of Total Option Shares the Warrant Shares will be counted among the Common Shares owned by Purchaser. The Option Agreement shall provide, among other things, that the Options (as defined in the Option Agreement) may be exercised only after all governmental and regulatory approvals (including, without limitation, any approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) necessary in connection with Purchaser's ownership of a 25% interest in the Company have been obtained and that the Option Period (as defined in the Option Agreement) shall be extended so that it expires on the later of: (A) the one-year anniversary of the date of Purchaser's receipt of the Accountant's Certificate indicating a Second Occurrence Failure and (B) the close of business on the 30th day following receipt of all necessary governmental and regulatory approvals necessary in connection with Purchaser's ownership of a 25% interest in the Company; and

                              (vi) Subject to NASDAQ Approval, the Company shall
issue to Purchaser a warrant in the form attached hereto as Exhibit 2.2(c) (the "First Contingent Warrant") granting Purchaser the right to purchase, in accordance with the terms set forth in such First Contingent Warrant and at the Current Market Price (determined at the time the event giving rise to the issuance of the First Contingent Warrant occurred), that number of additional Common Shares necessary to give Purchaser a majority of the voting power of the Company's capital stock (assuming for purposes of making such determination that (A) Purchaser has fully exercised the Warrant, (B) Purchaser has not transferred, or transferred the right to vote, any Warrant Shares, Preferred Shares or Conversion Shares, and (C) Purchaser has the power and authority to vote the Hellman Shares and the Ruud Shares). The First Contingent Warrant shall be delivered to Purchaser no later than the third Business Day following the Purchaser's receipt of the Accountant's Certificate indicating a Second Occurrence Failure.

                       d. Except as provided in clause e. below and subject to compliance with the terms of the Ohio Control Share Acquisition Act, if applicable, upon the third occurrence of the EBITDA Ratio being less than the Required Ratio for any Determination Period (a "Third Occurrence Failure"):

CUSIP NO. 00753C 10 2                 13D


                              (i) The Ruud Shares Proxy shall become effective
(provided the Option Waiting Period has lapsed as of such date) and from and after such date Purchaser may exercise its rights under the Ruud Shares Proxy, including, without limitation, its rights to vote the Net Ruud Shares; and

                              (ii) The Excess Hellman Shares Proxy shall become
effective (provided the Option Waiting Period has lapsed as of such date) and from and after such date Purchaser may exercise its rights under the Excess Hellman Shares Proxy, including, without limitation, its rights to vote the Excess Hellman Shares; and

                              (iii) Subject to NASDAQ Approval, the Company
shall issue to Purchaser a warrant (in addition to any First Contingent Warrant issued to Purchaser in accordance with Section 2.2.c (vi) hereof) in the form attached hereto as Exhibit 2.2(d) (the "Second Contingent Warrant") granting Purchaser the right to purchase, in accordance with the terms set forth in such Second Contingent Warrant and at the Current Market Price (determined at the time the event giving rise to the issuance of the Second Contingent Warrant occurred) that number of additional Common Shares necessary to give Purchaser a majority of the voting power of the Company's capital stock (taking into account the Hellman Shares and the Ruud Shares over which the Company has actual voting control pursuant to the provisions of this Section 2.2 and assuming for the purpose of making such determination that (A) Purchaser has fully exercised the Warrant and (B) Purchaser has not transferred, or transferred the right to vote, any Warrant Shares, Preferred Shares or Conversion Shares). The Second Contingent Warrant shall be delivered to Purchaser no later than the third Business Day following the Third Occurrence Failure.

                       e. If the EBITDA Ratio for any three consecutive fiscal quarters immediately preceding a failure by the Company to meet the Required Ratio for a Determination Period, other than the first Determination Period ending December 31, 1999, is at least 2 to 1, then the failure to meet the Required Ratio for such Determination Period (the "Most Recent Determination Period") shall not be deemed to be a "Second Occurrence Failure" or a "Third Occurrence Failure", as the case may be, for the purposes of this Section 2.2; provided, however, that the EBITDA Ratio for the last full fiscal quarter included in the Most Recent Determination Period will be the EBITDA Ratio for the first full fiscal quarter included in the determination of the Required Ratio for the Determination Period immediately succeeding the Most Recent Determination Period.

                       f. The Company shall deliver to Purchaser (i) as soon as practicable following, but in no event later than the 45th Business Day following, the end of each fiscal quarter of the Company, commencing with the fiscal quarter ending December 31, 1999, an "agreed upon procedures" letter of the Company's independent certified public accountants in the form of Exhibit 2.2f(i) setting forth the calculation of the EBITDA Ratio (together with such supporting information as Purchaser may reasonably request to verify the EBITDA Ratio) for the most recently completed Determination Period, and (ii) as soon as practicable following, but in no event later than the 90th Business Day following the end of each fiscal year of the Company, commencing with the fiscal year ending June 30, 2000, a certificate of the Company's independent certified public accountants in the form of Exhibit 2.2f(ii) setting forth the calculation of the EBITDA Ratio (together with such supporting information as Purchaser may reasonably request to verify the EBITDA Ratio) for such fiscal year and for the most recently completed Determination Period and certifying that such calculations are true and correct (each such letter and certificate is referred to as an "Accountant's Certificate").

                  2.3 Purchaser's Rights in the Event of Governmental Proceeding. If any action or proceeding (a "Proceeding") before any Governmental Body or agency is pending or threatened against the Company or any beneficial owner of 5% or more of any class of equity securities of the Company (a "Company Beneficial Owner"), including, without limitation, any Proceeding (i) seeking to

CUSIP NO. 00753C 10 2                 13D

adjudicate the Company or any Company Beneficial Owner a bankrupt or insolvent or seeking the appointment of a receiver, trustee, custodian or other similar official for it, him or her or for any substantial part of its, his or her assets, or (ii) in which the Company or any Company Beneficial Owner shall seek protection or relief under any law relating to bankruptcy, insolvency, relief or protection of debtors, and such Proceeding, directly or indirectly, prevents Purchaser from exercising or realizing any of its rights under clauses c. or d. of Section 2.2 of this Agreement, then, automatically and without further action on the part of the Company or Purchaser, Purchaser shall be entitled to simultaneously exercise or realize its rights under clauses c. and d. of Section
2.2 of this Agreement to the same extent as if there had occurred a Second Occurrence Failure and a Third Occurrence Failure.

                                    SECTION 3

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                  3.1 Investment. At the time of any Second Occurrence Failure or a Third Occurrence Failure, and at the time of any exercise by Purchaser of any of its purchase rights under the First Contingent Warrant or the Second Contingent Warrant, Purchaser will be acquiring, respectively, the First Contingent Warrant and the Second Contingent Warrant, and the Contingent Shares, for investment for Purchaser's own account, not as a nominee or agent and not with the view to, or for resale in connection with, any distribution thereof. Purchaser understands that none of the Contingent Shares have been, nor will they be (other than in accordance with the terms of the Registration Rights Agreement referred to in Section 4.1(g)(ii) of the Stock Purchase Agreement), registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser's representations as expressed herein.

                                    SECTION 4

                    CONDITIONS TO OBLIGATIONS OF THE COMPANY

                  4.1 Conditions to Obligations of the Company. The obligations of the Company to issue the First Contingent Warrant and the Second Contingent Warrant are subject to the satisfaction of each of the following conditions precedent, to the extent applicable, on or before the applicable Second Occurrence Failure and Third Occurrence Failure, respectively, unless waived by the Company in writing:

                       a. Representations True. All of the representations and warranties made by Purchaser to the Company in this Agreement shall be true and correct when made and, in all material respects, as of the applicable Second Occurrence Failure and Third Occurrence Failure, respectively.

                       b. Regulatory Approvals. Purchaser and the Company shall have received all governmental and other approvals required under any applicable laws, statutes, orders, rules, regulations or policies, or any guidelines promulgated thereunder, including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act, as amended.

CUSIP NO. 00753C 10 2                 13D


                                    SECTION 5

                                  MISCELLANEOUS

                  5.1 Expenses. The Company will pay, or reimburse Purchaser and hold Purchaser harmless against liability for the payment of, all stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement, the issuance of the First Contingent Warrant or the Second Contingent Warrant and the issuance, purchase and delivery of Contingent Shares.

                  5.2 Binding Agreement; Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto. Purchaser shall not have the right to assign this Agreement or any of its rights and obligations hereunder, except to any Affiliate of Purchaser, without the consent of the Company.

                  5.3 Notices. All notices and other communications required or permitted under this Agreement shall be deemed to have been duly given and made if in writing and if served either by personal delivery to the party for whom intended (which shall include delivery by Federal Express or similar service) or three (3) business days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the address shown in this Agreement for, or such other address as may be designated in writing hereafter by, such party:

                 a.       If to Purchaser:

                          GE Lighting
                          1975 Noble Rd.
                          Cleveland, OH 44112
                          Attention:  President and Chief Executive Officer
                          Facsimile:  (216) 266-8699

                 with a copy to:

                          GE Lighting
                          1975 Noble Rd.
                          Cleveland, OH 44112
                          Attention: General Counsel
                          Facsimile:  (216) 266-3856

                 b.       If to the Company:

                          Advanced Lighting Technologies, Inc.
                          32000 Aurora Road
                          Solon, Ohio 44139
                          Attention:  CEO

                 with a copy to:

                          Cowden, Humphrey & Sarlson Co., L.P.A.
                          1414 Terminal Tower
                          Cleveland, Ohio 44113
                          Attention:  James S. Hogg, Esq.
                          Facsimile: (216) 241-2881

CUSIP NO. 00753C 10 2                 13D

                  5.4 Waiver. No delay on the part of any party hereto with respect to the exercise of any right, power, privilege, or remedy under this Agreement shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege, or remedy preclude any further exercise thereof or the exercise of any other right, power, privilege, or remedy. No modification or waiver by either party hereto of any provision of this Agreement, or consent to any departure by the other party therefrom, shall be effective in any event unless in writing as set forth in Section 5.3, and then only in the specific instance and for the purpose for which given. Notwithstanding the foregoing, each party hereto shall have the right to waive compliance by the other party with any of the provisions hereof, or to modify such provisions to a less restrictive obligation of the other party on such terms as such party shall determine, with or without prior notice to the other party.

                  5.5 Remedies. The rights, powers, privileges, and remedies hereunder are cumulative and not exclusive of any other right, power, privilege, or remedy the parties hereto would otherwise have.

                  5.6 Entire Agreement. This Agreement constitutes the entire agreement and understanding between Purchaser and the Company with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof.

                  5.7 Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

                  5.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  5.9 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

                  5.10 Cross-References. References in this Agreement to any section are, unless otherwise specified, to such section of this Agreement.

                  5.11 Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

                  5.12 Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement will be effective unless such modification, amendment or waiver is approved in writing by the Company and Purchaser. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement.

                  5.13 Term. This Agreement shall commence on the date hereof and end on the eleventh anniversary of the date hereof.

CUSIP NO. 00753C 10 2                 13D


                  5.14 Right to Purchase. Except for Permitted Issuances, if at any time after a Third Occurrence Failure the Company authorizes the issuance or sale of any equity securities or securities containing options or rights to acquire any shares of equity securities of the Company (any such securities or debt, the "Offered Securities"), then, subject to NASDAQ Approval, the Company shall first offer to sell the Offered Securities to Purchaser by written notice to Purchaser (the "Company Notice"). Purchaser may elect to purchase Purchaser's pro rata share (determined by the ratio of Purchaser's then existing holdings of Common Shares and Common Share equivalents (including, without limitation, Conversion Shares) to the total holdings of all shareholders of the Company on a fully diluted basis (assuming exercise of the Warrant immediately prior to the date of the applicable purchase in accordance with the terms of the Warrant) of the Offered Securities at the price and on the terms specified in the Company Notice by delivering written notice of such election to the Company within 20 days after delivery of the Company Notice. Upon the expiration of the offering period described above, the Company shall be entitled to sell such of the Offered Securities which the Purchaser has not elected to purchase during the 90 days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the Purchaser. Any Offered Securities offered or sold by the Company after such 90-day period must be reoffered to the Purchaser pursuant to the terms of this Section 5.14. The rights of Purchaser under this Section 5.14 shall terminate upon expiration of the term of this Agreement as set forth in Section 5.13 hereof.

CUSIP NO. 00753C 10 2                 13D


                  IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed in the name and on behalf of each of them by one of their respective officers, thereunto duly authorized, as of the date first above written.

                            THE COMPANY:
                            ADVANCED LIGHTING TECHNOLOGIES, INC.



                            By:   /s/ Wayne Hellman
                            -----------------------------------
                            Name: Wayne Hellman
                            Title:  Chairman & CEO



                                  /s/ Wayne Hellman
                            ------------------------------------
                            Wayne R. Hellman



                                  /s/ Wayne Hellman
                            ------------------------------------
                            Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10, 1995, as amended



                            Hellman Ltd.

                            By:   /s/ Wayne Hellman

                            -----------------------------------
                            Its: Managing Member



                                  /s/ Alan J. Ruud
                            ------------------------------------
                            Alan J. Ruud

                                  /s/ Alan J. Ruud
                            ------------------------------------
                            Alan J. Ruud, as voting trustee under Voting Trust Agreement dated January 2, 1998, as amended



                            PURCHASER:
                            GENERAL ELECTRIC COMPANY

                            By:   /s/ Mike S. Zafirovski
                            ------------------------------------
                            Name: Mike S. Zafirovski
                            Title: President and CEO, GE Lighting

CUSIP NO. 00753C 10 2                 13D


                                    Exhibit A

                              EXCESS HELLMAN SHARES

                                IRREVOCABLE PROXY

The undersigned each hereby appoint GENERAL ELECTRIC COMPANY, a New York corporation ("GE"), attorney and proxy of each of the undersigned, with full power of substitution, with respect to the Excess Hellman Shares (as defined in the Contingent Warrant Agreement of even date herewith between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and GE (the "Contingent Warrant Agreement")), to exercise and enjoy the right to vote the Excess Hellman Shares and to participate in and consent or refuse to consent to any and all corporate or shareholders' actions of any character, all in its sole and absolute discretion. The undersigned shall retain the exclusive right to receive and retain any distributions of property (except common or preferred shares of the Company) made by the Company in the form of dividends with respect to the Excess Hellman Shares or upon the liquidation, dissolution or winding up of the Company. The matters regarding which GE shall be entitled to vote in its sole and absolute discretion shall include, by way of example but not limitation, any sale of substantially all of the assets of, or any liquidation of, the Company; any increase or decrease in the authorized or outstanding number of shares of any class of shares of the Company; any merger or consolidation involving the Company; any acquisition by the Company of any other business or of substantially all of the assets thereof; any election of directors of the Company; any amendment to the articles of incorporation or code of regulations of the Company; or any recapitalization or reorganization of the Company. The proxy granted hereunder shall be effective from and after the later of (i) the date of expiration of the Option Waiting Period (as defined in Section 2.2(c)(i) of the Contingent Warrant Agreement), or (ii) the date of receipt by GE of the Accountant's Certificate (as defined in the Contingent Warrant Agreement) indicating a Third Occurrence Failure (as defined in the Contingent Warrant Agreement), and shall terminate on the date of termination of the Hellman Shares Proxy (as defined in the Contingent Warrant Agreement). The proxy granted hereunder shall be irrevocable and shall be coupled with an interest and shall be binding and enforceable on and against the respective heirs, personal representatives, successors, and assigns of each of the undersigned, and the proxy shall not be revoked or terminated by the death, disability, bankruptcy, incompetency, dissolution or termination of any of the undersigned, or their respective successors and assigns. In the event of any conflict between the provisions of this document and the provisions of the Contingent Warrant Agreement, the provisions of this document shall govern. This document shall be governed by the laws of the State of Ohio.

The undersigned hereby execute and grant this proxy as of the _______ day of __________, 1999.



                               ---------------------------------------
                               Wayne R. Hellman



                               ---------------------------------------

                  Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10, 1995, as amended



                                HELLMAN, LTD.


                               By:
                                   -----------------------------------

                               Its:
                                   -----------------------------------

CUSIP NO. 00753C 10 2                 13D


                                    Exhibit B

                              HELLMAN OPTION SHARES

                                IRREVOCABLE PROXY

The undersigned hereby appoints GENERAL ELECTRIC COMPANY, a New York corporation ("GE"), attorney and proxy of the undersigned, with full power of substitution, with respect to the Hellman Option Shares (as defined in the Contingent Warrant Agreement of even date herewith between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and GE (the "Contingent Warrant Agreement")), to exercise and enjoy the right to vote the Hellman Option Shares and to participate in and consent or refuse to consent to any and all corporate or shareholders' actions of any character, all in its sole and absolute discretion. The undersigned shall retain the exclusive right to receive and retain any distributions of property (except common or preferred shares of the Company) made by the Company in the form of dividends with respect to the Hellman Option Shares or upon the liquidation, dissolution or winding up of the Company. The matters regarding which GE shall be entitled to vote in its sole and absolute discretion shall include, by way of example but not limitation, any sale of substantially all of the assets of, or any liquidation of, the Company; any increase or decrease in the authorized or outstanding number of shares of any class of shares of the Company; any merger or consolidation involving the Company; any acquisition by the Company of any other business or of substantially all of the assets thereof; any election of directors of the Company; any amendment to the articles of incorporation or code of regulations of the Company; or any recapitalization or reorganization of the Company. The proxy granted hereunder shall be effective upon expiration of the Option Waiting Period (as defined in Section 2.2(c)(i) of the Contingent Warrant Agreement) and shall end on the earlier of: (i) the Redemption Date (as defined in Second Amended and Restated Articles of Incorporation of the Company, as amended), if during the three (3) year period immediately preceding the Redemption Date GE shall not have received an Accountant's Certificate (as defined in the Contingent Warrant Agreement) indicating an occurrence of the EBITDA Ratio (as defined in the Contingent Warrant Agreement) being less than the Required Ratio (as defined in the Contingent Warrant Agreement) for any Determination Period (as defined in the Contingent Warrant Agreement), or (ii) eleven (11) years after the date GE has received the Accountant's Certificate indicating a Second Occurrence Failure (as defined in the Contingent Warrant Agreement). The proxy granted hereunder shall be irrevocable and shall be coupled with an interest and shall be binding and enforceable on and against the heirs, personal representatives, successors, and assigns of the undersigned, and the proxy shall not be revoked or terminated by the death, disability, bankruptcy, or incompetency of the undersigned, or his respective successors and assigns. In the event of any conflict between the provisions of this document and the provisions of the Contingent Warrant Agreement, the provisions of this document shall govern. This document shall be governed by the laws of the State of Ohio.

The undersigned hereby executes and grants this proxy as of the _______ day of __________, 1999.




                                     ---------------------------------------
                                     Wayne R. Hellman

CUSIP NO. 00753C 10 2                 13D

                                    Exhibit C

                               NET HELLMAN SHARES

                                IRREVOCABLE PROXY

The undersigned each hereby appoint GENERAL ELECTRIC COMPANY, a New York corporation ("GE"), attorney and proxy of each of the undersigned, with full power of substitution, with respect to the Net Hellman Shares (as defined in the Contingent Warrant Agreement of even date herewith between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and GE (the "Contingent Warrant Agreement")), to exercise and enjoy the right to vote the Net Hellman Shares and to participate in and consent or refuse to consent to any and all corporate or shareholders' actions of any character, all in its sole and absolute discretion. The undersigned shall retain the exclusive right to receive and retain any distributions of property (except common or preferred shares of the Company) made by the Company in the form of dividends with respect to the Net Hellman Shares or upon the liquidation, dissolution or winding up of the Company. The matters regarding which GE shall be entitled to vote in its sole and absolute discretion shall include, by way of example but not limitation, any sale of substantially all of the assets of, or any liquidation of, the Company; any increase or decrease in the authorized or outstanding number of shares of any class of shares of the Company; any merger or consolidation involving the Company; any acquisition by the Company of any other business or of substantially all of the assets thereof; any election of directors of the Company; any amendment to the articles of incorporation or code of regulations of the Company; or any recapitalization or reorganization of the Company. To the extent either of the Hellman Option Shares Proxy (as defined in the Contingent Warrant Agreement) or the Ruud Option Shares Proxy (as defined in the Contingent Warrant Agreement) is deemed to be invalid or unenforceable, additional Hellman Shares (as defined in the Contingent Warrant Agreement) in an amount equal to the number of Common Shares (as defined in the Contingent Warrant Agreement) subject to such invalid or unenforceable proxy shall be subject to the proxy granted hereunder. The proxy granted hereunder shall be effective upon expiration of the Option Waiting Period (as defined in Section 2.2(c)(i) of the Contingent Warrant Agreement) and shall end on the earlier of: (i) the Redemption Date (as defined in Second Amended and Restated Articles of Incorporation of the Company, as amended), if during the three (3) year period immediately preceding the Redemption Date GE shall not have received an Accountant's Certificate (as defined in the Contingent Warrant Agreement) indicating an occurrence of the EBITDA Ratio (as defined in the Contingent Warrant Agreement) being less than the Required Ratio (as defined in the Contingent Warrant Agreement) for any Determination Period (as defined in the Contingent Warrant Agreement), or (ii) eleven (11) years after the date GE has received the Accountant's Certificate indicating a Second Occurrence Failure (as defined in the Contingent Warrant Agreement). The proxy granted hereunder shall be irrevocable and shall be coupled with an interest and shall be binding and enforceable on and against the respective heirs, personal representatives, successors, and assigns of each of the undersigned, and the proxy shall not be revoked or terminated by the death, disability, bankruptcy, incompetency, dissolution or termination of any of the undersigned, or their respective successors and assigns. In the event of any conflict between the provisions of this document and the provisions of the Contingent Warrant Agreement, the provisions of this document shall govern. This document shall be governed by the laws of the State of Ohio.

The undersigned hereby execute and grant this proxy as of the _______ day of __________, 1999.


                                      ---------------------------------------
                                      Wayne R. Hellman


                                      ---------------------------------------


                  Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10, 1995, as amended

                               HELLMAN, LTD.


                               By:
                                   -----------------------------------

                               Its:
                                   -----------------------------------

CUSIP NO. 00753C 10 2                 13D

                                    Exhibit D

                               RUUD OPTION SHARES

                                IRREVOCABLE PROXY

The undersigned hereby appoints GENERAL ELECTRIC COMPANY, a New York corporation ("GE"), attorney and proxy of the undersigned, with full power of substitution, with respect to the Ruud Option Shares (as defined in the Contingent Warrant Agreement of even date herewith between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and GE (the "Contingent Warrant Agreement")), to exercise and enjoy the right to vote the Ruud Option Shares and to participate in and consent or refuse to consent to any and all corporate or shareholders' actions of any character, all in its sole and absolute discretion. The undersigned shall retain the exclusive right to receive and retain any distributions of property (except common or preferred shares of the Company) made by the Company in the form of dividends with respect to the Ruud Option Shares or upon the liquidation, dissolution or winding up of the Company. The matters regarding which GE shall be entitled to vote in its sole and absolute discretion shall include, by way of example but not limitation, any sale of substantially all of the assets of, or any liquidation of, the Company; any increase or decrease in the authorized or outstanding number of shares of any class of shares of the Company; any merger or consolidation involving the Company; any acquisition by the Company of any other business or of substantially all of the assets thereof; any election of directors of the Company; any amendment to the articles of incorporation or code of regulations of the Company; or any recapitalization or reorganization of the Company. The proxy granted hereunder shall be effective upon expiration of the Option Waiting Period (as defined in Section 2.2(c)(i) of the Contingent Warrant Agreement) and shall end on the earlier of: (i) the Redemption Date (as defined in Second Amended and Restated Articles of Incorporation of the Company, as amended), if during the three (3) year period immediately preceding the Redemption Date GE shall not have received an Accountant's Certificate (as defined in the Contingent Warrant Agreement) indicating an occurrence of the EBITDA Ratio (as defined in the Contingent Warrant Agreement) being less than the Required Ratio (as defined in the Contingent Warrant Agreement) for any Determination Period (as defined in the Contingent Warrant Agreement), or (ii) eleven (11) years after the date GE has received the Accountant's Certificate indicating a Second Occurrence Failure (as defined in the Contingent Warrant Agreement). The proxy granted hereunder shall be irrevocable and shall be coupled with an interest and shall be binding and enforceable on and against the heirs, personal representatives, successors, and assigns of the undersigned, and the proxy shall not be revoked or terminated by the death, disability, bankruptcy, or incompetency of the undersigned, or his respective successors and assigns. In the event of any conflict between the provisions of this document and the provisions of the Contingent Warrant Agreement, the provisions of this document shall govern. This document shall be governed by the laws of the State of Ohio.

The undersigned hereby executes and grants this proxy as of the _______ day of __________, 1999.




                                     ---------------------------------------

CUSIP NO. 00753C 10 2                 13D

                                    Exhibit E

                                   RUUD SHARES

                                IRREVOCABLE PROXY

The undersigned each hereby appoint GENERAL ELECTRIC COMPANY, a New York corporation ("GE"), attorney and proxy of each of the undersigned, with full power of substitution, with respect to the Net Ruud Shares (as defined in the Contingent Warrant Agreement of even date herewith between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and GE (the "Contingent Warrant Agreement")), to exercise and enjoy the right to vote the Net Ruud Shares and to participate in and consent or refuse to consent to any and all corporate or shareholders' actions of any character, all in its sole and absolute discretion. The undersigned shall retain the exclusive right to receive and retain any distributions of property (except common or preferred shares of the Company) made by the Company in the form of dividends with respect to the Net Ruud Shares or upon the liquidation, dissolution or winding up of the Company. The matters regarding which GE shall be entitled to vote in its sole and absolute discretion shall include, by way of example but not limitation, any sale of substantially all of the assets of, or any liquidation of, the Company; any increase or decrease in the authorized or outstanding number of shares of any class of shares of the Company; any merger or consolidation involving the Company; any acquisition by the Company of any other business or of substantially all of the assets thereof; any election of directors of the Company; any amendment to the articles of incorporation or code of regulations of the Company; or any recapitalization or reorganization of the Company. The proxy granted hereunder shall be effective from and after the later of (i) the date of expiration of the Option Waiting Period (as defined in Section 2.2(c)(i) of the Contingent Warrant Agreement), or (ii) the date of receipt by GE of the Accountant's Certificate (as defined in the Contingent Warrant Agreement) indicating a Third Occurrence Failure (as defined in the Contingent Warrant Agreement), and shall terminate on the date of termination of the Hellman Shares Proxy (as defined in the Contingent Warrant Agreement). The proxy granted hereunder shall be irrevocable and shall be coupled with an interest and shall be binding and enforceable on and against the respective heirs, personal representatives, successors, and assigns of each of the undersigned, and the proxy shall not be revoked or terminated by the death, disability, bankruptcy, incompetency, dissolution or termination of any of the undersigned, or their respective successors and assigns. In the event of any conflict between the provisions of this document and the provisions of the Contingent Warrant Agreement, the provisions of this document shall govern. This document shall be governed by the laws of the State of Ohio.


The undersigned hereby execute and grant this proxy as of the _______ day of __________, 1999.




                                     ---------------------------------------
                                     Alan J. Ruud



                                     ---------------------------------------

                  Alan J. Ruud, as voting trustee under the Voting Trust Agreement dated January 2, 1998, as amended

CUSIP NO. 00753C 10 2                 13D

                                                                       Exhibit C
                                OPTION AGREEMENT

                  THIS OPTION AGREEMENT (this "Agreement"), dated as of September 30, 1999, is among General Electric Company, a New York corporation ("Purchaser"), Wayne R. Hellman ("Hellman"), and Alan J. Ruud ("Ruud"). Hellman and Ruud are hereinafter sometimes collectively referred to the "Shareholders".

                                    RECITALS:

                  A. The Shareholders are shareholders of Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company").

                  B. The Company and Purchaser are parties to a Stock Purchase Agreement, dated September 28, 1999, under which the Company has agreed, among other things, to sell and Purchaser has agreed to purchase 761,250 shares of preferred stock of the Company (the "Stock Purchase Agreement").

                  C. The Company, Purchaser, the Shareholders and certain trusts controlled by the Shareholders are parties to a Contingent Warrant Agreement of even date herewith (the "Contingent Warrant Agreement"), under which the Company has agreed to issue to Purchaser warrants to purchase Common Shares of the Company upon the happening of certain events and the Shareholders have agreed to grant Purchaser proxies to vote and options to purchase certain shares of common stock of the Company held by the Shareholders.

                  D. It is a condition to Purchaser's consummating the transactions contemplated by the Stock Purchase Agreement that the Shareholders enter into this Agreement and grant the options contemplated hereby on the terms and subject to the conditions contained herein.

                  NOW, THEREFORE, based upon the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                             ARTICLE I. DEFINITIONS.

                  The following terms when used in this Agreement shall, except where the context otherwise requires, have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

                  "Accountant's Certificate" shall have the meaning ascribed thereto in clause f. of Section 2.2 of the Contingent Warrant Agreement.

                  "Affiliate" shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

CUSIP NO. 00753C 10 2                 13D

                  "Agreement" shall mean this Option Agreement as originally executed and as amended, modified or supplemented from time to time.

                  "Appraised Value" shall mean, in respect of any Common Share on any date herein specified, the fair saleable value of such Common Share (determined without giving effect to the discount for (i) a minority interest, or (ii) any lack of liquidity of the Common Share, or (iii) to the fact that the Company may have no class of equity registered under the Exchange Act) based on the equity value of Company, as determined by an investment banking or valuation firm selected in accordance with the following sentences, divided by the number of Common Shares outstanding on a Fully Diluted Basis as determined in accordance with GAAP (assuming the payment of the exercise prices for such shares). The determination of the Appraised Value per Common Share shall be made by an investment banking or valuation firm of nationally recognized standing selected by Purchaser and acceptable to the Shareholders. If the investment banking or valuation firm selected by Purchaser is not acceptable to the Shareholders and the Purchaser and the Shareholders cannot agree on a mutually acceptable investment banking or valuation firm, then Purchaser and the Shareholders, collectively, shall each choose one such investment banking or valuation firm and the respective chosen firms shall agree on another investment banking or valuation firm which shall make the determination. The Shareholders shall retain, at their sole cost, such investment banking or valuation firm as may be necessary for the determination of Appraised Value required by the terms of this Agreement.

                  "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required to be closed in the State of New York.

                  "Common Shares" shall mean the Common Shares, par value $.001, of the Company.

                  "Company" shall mean Advanced Lighting Technologies, Inc., an Ohio corporation.

                  "Contingent Warrant Agreement" shall mean the Contingent Warrant Agreement, of event date herewith, among the Company, Purchaser, the Shareholders and certain trusts controlled by the Shareholders.

                  "Current Market Price" shall mean, in respect of any Common Share on any date herein specified, if there shall then be a public market for the Common Shares, the average of the daily market prices for twenty (20) consecutive Business Days immediately preceding such date or, if there is no such public market, the Appraised Value per Common Share. The daily market price for each such Business Day shall be (i) the last sale price on such day on the principal stock exchange or NASDAQ-NMS on which such Common Shares are then listed or admitted to trading, or (ii) if no sale takes place on such day on any such exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day as officially quoted on any such exchange or NASDAQ-NMS, or (iii) if the Common Shares are not then listed or admitted to trading on any stock exchange or NASDAQ-NMS, the average of the last reported closing bid and asked prices on such day in the over-the-counter market, as furnished by the NASDAQ or the National Quotation Bureau, Inc., or (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or
(v) if there is no such firm, as furnished by any member of the NASD selected mutually by Purchaser and the Shareholders or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by Purchaser and one of which shall be selected by the Shareholders.

CUSIP NO. 00753C 10 2                 13D

                  "Determination Period" shall mean any two consecutive fiscal quarters, commencing with the fiscal quarters ending September 30, 1999 and December 31, 1999, and continuing each fiscal quarter thereafter.

                  "EBITDA" shall mean, for any period and without duplication, net earnings (loss) of the Company and its Subsidiaries determined on a consolidated basis for such period plus the sum of the following amounts (but only to the extent included in determining net income (loss) for such period):
(i) depreciation and amortization expense for such period, plus (ii) Interest Expense for such period, plus (iii) the amount of any reduction pursuant to the proviso of the definition of Interest Expense in this Section 1, plus (iv) income tax expense in respect of such period, minus (v) extraordinary gains and gains from sales of assets for such period, plus (vi) extraordinary losses and losses from sales of assets for such period. EBITDA shall be determined using generally accepted accounting principles and practices in effect on the date of this Agreement.

                  "EBITDA Ratio" shall mean, for any period of determination, the ratio of (i) EBITDA to (ii) Interest Expense.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                   "Fully Diluted Basis" means, with respect to any determination or calculation, that such determination or calculation is performed on a fully diluted basis (assuming the issuance of all Common Shares issuable under any then outstanding options, warrants or convertible securities of any kind) determined in accordance with GAAP for purposes of determining book value or net income per share.

                  "GAAP" shall mean generally accepted accounting principles as in effect on the date hereof and consistently applied and maintained throughout the period indicated. Whenever any accounting term is used herein which is not otherwise defined, it shall have the meaning ascribed thereto under GAAP.

                  "Hellman" shall mean Wayne R. Hellman.

                  "Hellman Option" shall have the meaning provided in Section
2.1.

                  "Hellman Option Shares" shall mean Common Shares owned by Hellman, individually, in an amount equal to fifty percent (50%) of the Total Option Shares.

                  "Interest Expense" shall mean, for any period (a) the total consolidated interest expense of the Company and its Subsidiaries determined on a consolidated basis and in any event shall include all interest expense with respect to any indebtedness in respect of which the Company or any Subsidiary is wholly or partially liable excluding interest on indebtedness to the Company from any Subsidiary and interest on indebtedness to any Subsidiary from the Company; provided, however, the amount of interest expense determined in accordance with GAAP for any period shall be reduced by any amortization of deferred financing costs in an amount up to but not exceeding $125,000 with respect to any single fiscal quarter, minus (b) gross interest income of the Company and its Subsidiaries determined on a consolidated basis.

                  "Option Closing" shall have the meaning provided in Section
2.5.

                  "Option Notice" shall have the meaning provided in Section
2.5.

CUSIP NO. 00753C 10 2                 13D

                  "Option Period" shall have the meaning provided in Section
2.3.

                  "Option Purchase Price" shall have the meaning provided in
Section 2.4.

                  "Options" shall have the meaning provided in Section 2.2.

                  "Person" shall mean any natural person, corporation, firm, partnership, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

                  "Purchaser" shall mean General Electric Company, a New York corporation.

                  "Required Ratio" shall mean 2 to 1.

                  "Ruud" shall mean Alan J. Ruud.

                  "Ruud Option" shall have the meaning provided in Section 2.2.

                  "Ruud Option Shares" shall mean Common Shares owned by Ruud, individually, in an amount equal to fifty percent (50%) of the Total Option Shares.

                  "Second Occurrence Failure" shall mean the second occurrence of the Company's EBITDA Ratio being less than the Required Ratio for any Determination Period.

                  "Shareholders" shall mean Hellman and Ruud, collectively.

                  "Stock Purchase Agreement" shall mean the Stock Purchase Agreement, dated September 28, 1999, between the Company and Purchaser.

                  "Subsidiary" of the Company shall mean any other corporation of which more than 50% of the outstanding shares of capital stock having ordinary voting power for the election of directors is owned directly or indirectly by the Company, by the Company and one or more Subsidiaries, or by one or more other Subsidiaries.

                  "Total Option Shares" shall mean the number of Common Shares that when combined with all other Common Shares owned by Purchaser or its Affiliates at the time of determination will result in Purchaser having twenty-five percent (25%) of the voting power of the Company's capital stock. The time of determination of the Total Option Shares shall be the first Business Day immediately following Purchaser's receipt of the Accountant's Certificate indicating a Second Occurrence Failure.

                          ARTICLE II. OPTION AGREEMENT

                  Section 2.1. Grant of Hellman Option. Hellman does hereby grant to Purchaser, or Purchaser's nominee, the exclusive and irrevocable right, privilege and option (the "Hellman Option") to purchase at any time or from time to time during the Option Period, upon the terms and conditions set forth herein, all but not less than all of the Hellman Option Shares (such Hellman Option Shares being subject to adjustment from time to time to take into account any action taken by the Company in respect of its Common Shares, including, without limitation, stock splits, dividends, combinations and reclassifications), or any securities into which the Hellman Option Shares hereafter may be converted.

CUSIP NO. 00753C 10 2                 13D

                  Section 2.2. Grant of Ruud Option. Ruud does hereby grant to Purchaser, or Purchaser's nominee, the exclusive and irrevocable right, privilege and option (the "Ruud Option") to purchase at any time or from time to time during the Option Period, upon the terms and conditions set forth herein, all but not less than all of the Ruud Option Shares (such Ruud Option Shares being subject to adjustment from time to time to take into account any action taken by the Company in respect of its Common Shares, including, without limitation, stock splits, dividends, combinations and reclassifications), or any securities into which the Ruud Option Shares hereafter may be converted. The Hellman Option and the Ruud Option are hereinafter sometimes collectively referred to as the "Options".

                  Section 2.3. Option Period. The Options are granted on the date hereof and may be exercised by Purchaser from and after the date Purchaser has received the Accountant's Certificate indicating a Second Occurrence Failure and ending on the date that is the later of (i) the one (1) year anniversary of the date of Purchaser's receipt of the Accountant's Certificate indicating a Second Occurrence Failure, and (ii) the close of business on the 30th day following receipt of all governmental and regulatory approvals (including, without limitation, any approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) necessary in connection with Purchaser's ownership of a twenty-five percent (25%) interest in the Company (the "Option Period").

                  Section 2.4. Purchase Price. The purchase price of the Hellman Option Shares and the Ruud Option Shares shall be the Current Market Price of such shares at the time of the Second Occurrence Failure.

                  Section 2.5. Exercise of the Options. Purchaser may exercise the Options at any time during the Option Period by delivery to Hellman, with respect to the exercise of the Hellman Option, and to Ruud, with respect to the exercise of the Ruud Option, of written notice thereof at the notice address for Hellman and Ruud, respectively, set forth in Section 4.4 hereof (an "Option Notice"). The Hellman Option and the Ruud Option must both be exercised if either is exercised. The closing (an "Option Closing") of the purchase and sale of the Hellman Option Shares or the Ruud Option Shares, as the case may be, shall occur as soon as practicable after the delivery of the Option Notice pertaining to such shares but in no event later than ten (10) days from the date of delivery of that Option Notice. The obligation of Purchaser to consummate the purchase of any of the Hellman Option Shares or the Ruud Option Shares at any Option Closing is conditioned upon the receipt by the Company and the Shareholders of all governmental and regulatory approvals required for the ownership of the Hellman Option Shares or the Ruud Option Shares, as the case may be. At an Option Closing, certificates representing the Hellman Option Shares or the Ruud Option Shares, as the case may be, shall be delivered, together with stock powers duly executed in blank, to the Purchaser free and clear of any and all claims, liens, charges, pledges or encumbrances and the Purchaser shall deliver to Hellman and Ruud, as the case may be, their respective allocable portion of the Option Purchase Price. Hellman and Ruud shall pay any and all transfer and similar taxes imposed in connection with the sale of the Hellman Option Shares and the Ruud Option Shares to Purchaser.

                   ARTICLE III. REPRESENTATIONS AND WARRANTIES

                  The Shareholders jointly and severally represent and warrant to Purchaser as follows:

                  Section 3.1. Capacity; Binding Obligation. Each Shareholder has the capacity to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement constitutes (or will constitute when executed and delivered) a legal, valid, and binding obligation of each Shareholder, enforceable against each Shareholder in accordance with its terms. Neither the execution, delivery, and performance of this Agreement, nor the sale of the Hellman Option Shares or the Ruud Option Shares will violate any provision of any law, any order of any court or other agency of government, the Second Amended and Restated Articles of Incorporation of the Company, as amended, the Code of Regulations of the Company or any agreement or instrument to which either Shareholder is a party or by which either Shareholder is bound, or be in conflict with, result in a breach of, or constitute (with notice or lapse of time, or both) a default under any such agreement or instrument.

CUSIP NO. 00753C 10 2                 13D

                  Section 3.2. Securities. As of the date hereof, the Hellman Option Shares and the Ruud Option Shares are duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, except as disclosed in writing to the Purchaser, the Hellman Option Shares and the Ruud Option Shares are owned by Hellman and Ruud, respectively, free and clear of all liens, encumbrances and restrictions on transfer, other than restrictions contained in this Agreement, the Contingent Warrant Agreement and under applicable state and federal securities laws. Following the sale of the Hellman Option Shares or the Ruud Option Shares or both to Purchaser in accordance with this Agreement, such shares will be duly authorized, validly issued, fully paid and nonassessable and will be owned by Purchaser free and clear of all liens, encumbrances and restrictions on transfer, other than restrictions under applicable state and federal securities laws.

                            ARTICLE IV. MISCELLANEOUS

                  Section 4.1. Binding Effect. The Options granted herein shall be binding upon and inure to the benefit of the parties hereto and their respective executors, heirs, administrators, successors and assigns.

                  Section 4.2. No Outside Representations. This Agreement shall be deemed to contain all of the terms and conditions agreed upon by the parties, it being understood that there are no outside representations or oral agreements of the parties other than those contained in the Contingent Warrant Agreement.

                  Section 4.3. Assignment. Purchaser shall not have the right to assign this Agreement or any of its rights and obligations hereunder, except to any Affiliate of Purchaser, without the consent of the Company.

                  Section 4.4. Notices. All notices given hereunder shall be in writing and deemed given when mailed by registered or certified mail, return receipt requested, postage prepaid, or sent by Federal Express or other similar overnight service, addressed to the party to whom directed at the address set forth below, or to such other address as may from time to time be designated by notice given in the manner provided in this Section 4.4 or when delivered personally.

                  Purchaser:         GE Lighting
                                     1975 Noble Rd.
                                     Cleveland, OH 44112
                                     Attention:  President and Chief
                                     Executive Officer

                  With a copy to:    GE Lighting
                                     1975 Noble Rd.
                                     Cleveland, OH 44112
                                     Attention: General Counsel

                  The Shareholders:  Wayne R. Hellman
                                     c/o Advanced Lighting Technologies, Inc.
                                     32000 Aurora Road
                                     Solon, Ohio 44139

CUSIP NO. 00753C 10 2                 13D

                  With a copy to:    Cowden, Humphrey & Sarlson Co., L.P.A.
                                     1414 Terminal Tower
                                     Cleveland, Ohio 44113
                                     Attention:  James S. Hogg, Esq.
                                     Facsimile: (216) 241-2881

                  and:               Alan J. Ruud
                                     c/o Advanced Lighting Technologies, Inc.
                                     32000 Aurora Road
                                     Solon, Ohio 44139

                  With a copy to:    Cowden, Humphrey & Sarlson Co., L.P.A.
                                     1414 Terminal Tower
                                     Cleveland, Ohio 44113
                                     Attention:  James S. Hogg, Esq.
                                     Facsimile: (216) 241-2881

                  Section 4.5. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

                  Section 4.6. Prudential Letter. At the time of execution of this Agreement, the Shareholders shall deliver to Purchaser a letter executed by a duly authorized officer of Prudential Securities substantially in the form of Exhibit A attached hereto.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                                     PURCHASER:

                                     GENERAL ELECTRIC COMPANY

                                     By:  /s/ Mike S. Zafirovski
                                     ------------------------------------------
                                          Name: Mike S. Zafirovski
                                          Title: President and CEO, GE Lighting


                                     THE SHAREHOLDERS:


                                     /s/ Wayne R. Hellman
                                     ------------------------------------------
                                     Wayne R. Hellman


                                     /s/ Alan J. Ruud
                                     ------------------------------------------
                                     Alan J. Ruud

CUSIP NO. 00753C 10 2                 13D
                                                                       Exhibit D
                         REGISTRATION RIGHTS AGREEMENT


                  THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of September 30, 1999, is between Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), and General Electric Company, a New York corporation (the "Purchaser").


                                    RECITALS:

                  A. Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated September 28, 1999, between the Company and the Purchaser, the Purchaser has agreed to purchase seven hundred sixty-one thousand two hundred fifty (761,250) shares of Series A Convertible Preferred Stock, par value $.001, of the Company (the "Series A Shares")

                  B. It is a condition to the obligations of the Purchaser under the Stock Purchase Agreement that the parties hereto execute this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the covenants contained herein, the parties agree as follows:

                  1. Definitions. Capitalized terms used but not otherwise defined herein shall have meanings assigned to such terms in the Stock Purchase Agreement. The following terms when used in this Agreement shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

                  "Commission" shall mean the Securities and Exchange
Commission.

                  "Common Shares" shall mean the common shares, par value $.001, of the Company.

                  "Contingent Warrant Agreement" shall mean the Contingent Warrant Agreement in the form of Exhibit 2.2 attached to the Stock Purchase Agreement.

                  "Contingent Warrants" shall mean the warrants issued pursuant to the Contingent Warrant Agreement.

                  "Demand Registration" shall have the meaning provided in
Section 2(a).

                  "Person" shall mean any natural person, corporation, firm, partnership, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

                  "Registrable Securities" shall mean (i) any equity securities of the Company issued or issuable upon exercise of the option to convert the Series A Shares issued pursuant to the Stock Purchase Agreement; (ii) any equity securities of the Company issued or issuable upon exercise of the Contingent Warrants, (iii) any equity securities of the Company issued or issuable upon exercise of the Warrant, (iv) any shares of equity securities of the Company held as of the date hereof or acquired hereafter by the Purchaser or any transferee, successor or assign of the Purchaser; and (v) any equity securities

CUSIP NO. 00753C 10 2                 13D

of the Company issued or issuable with respect to the securities referred to in clauses (i), (ii), (iii) or (iv) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 (or any similar rule then in force). For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever the Person has the right to acquire, directly or indirectly, the Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not the acquisition has actually been effected.

                  "Registration Expenses" shall have the meaning provided in
Section 6(a).

                  "Rule 144" shall mean Rule 144 promulgated under the Securities Act.

                  "Securities Act" shall mean the Securities Act of 1933, as amended.

                  "Third Party Registrable Securities" shall mean securities having registration rights pursuant to the Registration Rights Agreement dated January 2, 1998, entered into in connection with the acquisition by the Company of Ruud Lighting, Inc., and the Registration Rights Agreement dated January 28, 1998, entered into in connection with the acquisition by the Company of Deposition Sciences, Inc.

                  "Third Party Registration Rights" shall mean the registration rights granted to the holders of the Third Party Registrable Securities.

                  "Warrant" shall mean the warrant in the form of Exhibit 1 attached to the Stock Purchase Agreement.

                  "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

                  Other capitalized terms used herein shall have the meaning assigned to them herein.

                  2. Demand Registrations.

                  (a) Requests for Registration. Subject to the terms and conditions hereof, if the holders of Registrable Securities representing at least either (i) an aggregate of 30% of the total of all Registrable Securities, or (ii) Registrable Securities having a minimum anticipated aggregate offering price of at least $7,500,000, request registration under the Securities Act of any of their Registrable Securities on Form S-1 or any similar long-form registration ("Long-Form Registrations") or, as provided in Section 2(c), the holders of Registrable Securities request registration under the Securities Act of all or part of their Registrable Securities on Form S-2 or S-3 or any similar short-form registration ("Short-Form Registrations"), if available, which requests specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering, then within ten days after receipt of any such request, the Company shall give

CUSIP NO. 00753C 10 2                 13D

written notice of such requested registration to all other holders of Registrable Securities and shall include in the registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. All registrations requested pursuant to this Section 2(a) are referred to herein as "Demand Registrations."

                  (b) Long-Form Registrations. The holders of Registrable Securities shall be entitled to request one (1) Long-Form Registration in which the Company shall pay all Registration Expenses ("Company-paid Long-Form Registrations"). A registration shall not count as the one (1) permitted Long-Form Registration until it has become effective, and any Company-paid Long-Form Registration above shall not count as the one (1) permitted Long-Form Registration unless the holders of Registrable Securities are able to register and sell 100% of the Registrable Securities requested to be included in such registration. Notwithstanding the foregoing, the Company shall pay all Registration Expenses in connection with any registration initiated as a Company-paid Long-Form Registration, whether or not it has become effective; provided, however, that the Company shall not be required to pay the Registration Expenses of a Long-Form Registration which is withdrawn at the request of the holders of Registrable Securities participating in such offering.

                  (c) Short-Form Registrations. In addition to the Long-Form Registration provided pursuant to Section 2(b), the holders of Registrable Securities shall be entitled to request an unlimited number of Short-Form Registrations, each with a minimum anticipated aggregate offering price of at least $1,500,000 in which the Company shall pay all Registration Expenses. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form. After the Company has become subject to the reporting requirements of the 1934 Act, the Company shall use its best efforts to make Short-Form Registrations available for the sale of Registrable Securities.

                  (d) Priority on Demand Registrations. Except as required by the Third Party Registration Rights, the Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Registrable Securities initially requesting such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities initially requesting registration, the Company shall include in the registration, prior to the inclusion of any securities which are not Registrable Securities, the number of Registrable Securities requested to be included which, in the opinion of the underwriters, can be sold in an orderly manner within the price range of the offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder. Any Persons other than holders of Registrable Securities who participate in Demand Registrations which are not at the Company's expense must pay their share of the Registration Expenses as provided in Section 7.

                  (e) Restrictions on Registrations. The Company shall not be obligated to effect any Demand Registration within six months after the effective date of a previous Demand Registration or a registration in which the holders of Registrable Securities were given piggyback rights pursuant to
Section 3 and in which there was no reduction in the number of Registrable

CUSIP NO. 00753C 10 2                 13D

Securities requested to be included (except to the extent permitted pursuant to Section 2(b) with respect to a Long-Form Registration). The Company may postpone for up to six months the filing or the effectiveness of a registration statement for a Demand Registration if the Board of Directors of the Company determines in good faith that it is reasonably foreseeable that the Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction; provided, that, in such event, the holders of Registrable Securities initially requesting the Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, the Demand Registration shall not count as the one (1) permitted Long-Form Registration hereunder, and the Company shall pay all Registration Expenses in connection with the withdrawn registration.

                  (f) Selection of Underwriters. The holders of a majority of the Registrable Securities initially requesting registration shall have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the Company's approval which shall not be unreasonably withheld.

                  3. Piggyback Registrations.

                  (a) Right to Piggyback. Subject to the terms and conditions hereof, whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice to all holders of Registrable Securities of the Company's intention to effect such a registration and shall include in the registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

                  (b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations.

                  (c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, subject to the Third Party Registration Rights, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in the registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in the registration.

                  (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities and the managing underwriters advise the Company in writing that, in their opinion, the number of securities requested to be included in the registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the holders initially requesting the registration, subject to the Third Party Registration Rights, the

CUSIP NO. 00753C 10 2                 13D

Company shall include in such registration (i) first, the Registrable Securities requested to be included in the registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each holder, and (ii) second, other securities requested to be included in such registration.

                  (e) Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the selection of investment banker(s) and manager(s) for the offering must be approved by the holders of a majority of the Registrable Securities included in such Piggyback Registration, which approval shall not be unreasonably withheld.

                  (f) Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities (pursuant to Section 2 or pursuant to this Section 3), and if such previous registration has not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least six months has elapsed from the effective date of the previous registration.

                  4. Holdback Agreements.

                  (a) Each holder of Registrable Securities agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 90-day period or such longer period as required by the underwriters managing the registered public offering beginning on the effective date of any underwritten Demand Registration or underwritten Piggyback Registration in which Registrable Securities are included (except for sales of such securities as part of such underwritten registered offering and as otherwise permitted under Rule 144(k)), unless the underwriters managing the registered public offering otherwise agree.

                  (b) The Company agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period or such longer period as required by the underwriters managing the registered public offering beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree, and (ii) to cause each holder of its equity securities, or any securities convertible into or exchangeable or exercisable for its equity securities, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

                  5. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

CUSIP NO. 00753C 10 2                 13D

                  (a) Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause the registration statement to become effective and remain effective until the earlier of (i) the date when all Registrable Securities covered by the registration statement have been sold, or (ii) 180 days from the effective date of the registration statement; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by the registration statement copies of all such documents proposed to be filed, including documents that are to be incorporated by reference into the registration statement, amendment or supplement, which documents shall be subject to the review of such counsel, and which proposed registration statement or amendment or supplement thereto shall not be filed by the Company if the holders of a majority of the Registrable Securities covered by the registration statement, amendment or supplement reasonably object to such filing;

                  (b) Prepare and file with the Commission such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep the registration statement effective for the period referred to in Section 5(a) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in the registration statement;

                  (c) Furnish to each seller of Registrable Securities such number of copies of the registration statement, each amendment and supplement thereto, the prospectus included in the registration statement (including each preliminary prospectus) and such other documents as such holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such holder;

                  (d) Use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any holder thereof reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holder;

                  (e) Notify each holder of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such holder, the Company shall prepare a supplement or amendment to the prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

                  (f) Promptly notify the holders of Registrable Securities and the underwriters, if any, of the following events and (if requested by any such Persons) confirm such notification in writing: (i) the filing of the prospectus or any prospectus supplement and the registration statement and any amendment or post-effective amendment thereto and, with respect to the registration statement or any post-effective amendment thereto, the declaration of the effectiveness of such document; (ii) any requests by the Commission for amendments or supplements to the registration statement or the prospectus or for additional information;

CUSIP NO. 00753C 10 2                 13D

(iii) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threat of initiation of any proceeding for such purpose;

                  (g) Cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, endeavor to secure designation of all such Registrable Securities covered by the registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

                  (h) Provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

                  (i) Enter into such customary agreements (including, without limitation, underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares);

                  (j) Make available for inspection by any holder of Registrable Securities, any underwriter participating in any disposition pursuant to the registration statement and any attorney, accountant or other agent retained by any such holder or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such holder, underwriter, attorney, accountant or agent in connection with the registration statement;

                  (k) Otherwise endeavor to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

                  (l) Permit any holder of Registrable Securities to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to the Company in writing, which in the reasonable judgment of the holder and its counsel should be included;

                  (m) Make every reasonable effort to prevent the entry of any order suspending the effectiveness of the registration statement and, in the event of the issuance of any such stop order, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any security included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order;

CUSIP NO. 00753C 10 2                 13D

                  (n) Use its best efforts to cause such Registrable Securities covered by the registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the holders thereof to consummate the disposition of such Registrable Securities;

                  (o) Cooperate with the selling holders of Registrable Securities and the underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such lots and registered in such names as the underwriters may request at least two business days prior to any delivery of Registrable Securities to the underwriters;

                  (p) Provide a CUSIP number for all Registrable Securities not later than the effective date of the registration statement; and

                  (q) Prior to the effectiveness of the registration statement and any post-effective amendment thereto and at each closing of an underwritten offering, (i) make such representations and warranties to the selling holders of such Registrable Securities and the underwriters, if any, with respect to the Registrable Securities and the registration statement as are customarily made by issuers to underwriters in primary underwritten offerings, (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and which opinions shall be reasonably satisfactory to the underwriters, if any, and to the holders of a majority of the Registrable Securities being sold) addressed to each selling holder and the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such holders and underwriters or their counsel, (iii) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the selling holders of Registrable Securities and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings, and (iv) deliver such documents and certificates as may be reasonably requested by the holders of a majority of the Registrable Securities being sold and by the underwriters, if any, to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

CUSIP NO. 00753C 10 2                 13D

                  6. Registration Expenses.

                  (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne by the Company, and the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

                  (b) In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities covered by such registration for the reasonable fees and disbursements of one (1) counsel chosen by the holders of a majority of the Registrable Securities initially requesting such registration.

                  (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of the holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in the registration in proportion to the aggregate selling price of the securities to be so registered.

                  7. Indemnification.

                  (a) The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its affiliates and their respective officers, directors, employees and agents, as the case may be, and each Person who controls the holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein as provided in Section 7(b) below. In connection with an underwritten offering, the Company shall indemnify the underwriters, their officers, directors and partners, as the case may be, and each Person who controls the underwriters (within the meaning of the Securities Act), to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

                  (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material

CUSIP NO. 00753C 10 2                 13D

fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the holder; provided that the obligation to indemnify shall be individual to each holder and shall be limited to the net amount of proceeds received by the holder from the sale of Registrable Securities pursuant to the registration statement.

                  (c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in the indemnified party's reasonable judgment a conflict of interest between the indemnified and the indemnifying parties may exist with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than One (1) counsel for all parties indemnified by the indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between the indemnified party and any other of such indemnified parties with respect to such claim.

                  (d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to the party in the event the Company's indemnification is unavailable for any reason.

                  8. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless the Person (a) agrees to sell the Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding the holder and the holder's intended method of distribution.

                  9. Reports Under the Securities Laws. With a view to making available to the holders of Registrable Securities the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit the holder to sell securities of the Company to the public without registration, the Company agrees to use its best efforts to:

                  (a) Make and keep public information available, as those terms are understood and defined in Rule 144, at all times subsequent to 90 days after the effective date of any registration statement covering an underwritten public offering filed under the Securities Act by the Company;

CUSIP NO. 00753C 10 2                 13D

                  (b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the 1934 Act at any time after it is subject to the registration requirements; and

                  (c) Furnish to any the holder so long as the holder owns any of the Registrable Securities forthwith upon request a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company), and of the Securities Act and the 1934 Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested by any holder in availing itself of any rule or regulation of the Commission permitting the selling of any the securities without registration.

                  10. Certain Limitations in Connection with Future Grants of Registration Rights. From and after the date of this Agreement, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company providing for the granting to the holder of registration rights unless the agreement:

                  (a) Includes as a term the equivalent of Section 4 of this Agreement;

                  (b) Includes a provision that, in the case of a Demand Registration, protects the holders of Registrable Securities if marketing factors require a limitation on the number of securities to be included in an underwriting in the manner contemplated by Sections 2(d), 3(c) and 3(d) of this Agreement;

                  (c) Is otherwise not inconsistent with the rights granted to the holders of Registrable Securities in this Agreement; and

                  (d) Is approved by the holders of a majority of the Registrable Securities then outstanding.

                  11. Transfer of Registration Rights. Provided that the Company is given written notice by the holder of Registrable Securities at the time of any transfer of Registrable Securities by such holder stating the name and address of the transferee of such Registrable Securities and identifying the securities with respect to which the rights under this Agreement are being assigned, the rights of the holder of Registrable Securities under this Agreement may be transferred in whole or in part at any time to any such transferee, so long as such transfer of securities is in accordance with all applicable state and federal securities laws and regulations.

                  12. Miscellaneous.

                  (a) No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

                  (b) Adjustments Affecting Registrable Securities. The Company shall not take any action, or permit any change to occur, with respect to its securities which would materially and adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would materially and

CUSIP NO. 00753C 10 2                 13D

adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

                  (c) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

                  (d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of a majority of the Registrable Securities (excluding all Registrable Securities held by the Company). The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

                  (e) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities who consents in writing to be bound by this Agreement.

                  (f) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, that provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

                  (g) Counterparts. This Agreement may be executed simultaneously in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

                  (h) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a Section of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

                  (i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

CUSIP NO. 00753C 10 2                 13D

                  (j) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be delivered personally to the recipient, sent by reputable express courier service (charges prepaid) or sent by certified or registered mail, return receipt requested and postage prepaid and shall be deemed to have been given when so delivered, sent or deposited in the U.S. mail. Such notices, demands and other communications shall be sent to the parties hereto at the addresses indicated below or, with respect to subsequent holders of Registrable Securities, at the addresses of such holders set forth in the books and records of the Company:

         if to the Company:

                           Advanced Lighting Technologies, Inc.
                           32000 Aurora Road
                           Solon, Ohio 44139
                           Attention:  President

                  with a copy to:

                           Cowden, Humphrey & Sarlson Co., L.P.A.
                           1414 Terminal Tower
                           Cleveland, Ohio 44113
                           Attention:  James S. Hogg, Esq.
                           Facsimile: (216) 241-2881

         if to the Purchaser:

                           GE Lighting
                           1975 Noble Rd.
                           Cleveland, OH 44112
                           Attention:  President and Chief
                           Executive Officer
                           Facsimile: (216) 266-8699

                  with a copy to:

                           GE Lighting
                           1975 Noble Rd.
                           Cleveland, OH 44112
                           Attention: General Counsel
                           Facsimile: (216) 266-3856

or to such other address as it appears in the records of the Company (unless otherwise indicated by such holder) or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

CUSIP NO. 00753C 10 2                 13D

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                     ADVANCED LIGHTING TECHNOLOGIES, INC.

                                     By: /s/ Wayne Hellman
                                     -------------------------------------------
                                     Name: Wayne Hellman
                                     Title: Chairman and Chief Executive Officer


                                     GENERAL ELECTRIC COMPANY

                                     By:  /s/ Mike S. Zafirovski
                                     -------------------------------------------
                                     Name: Mike S. Zafirovski
                                     Title: President and CEO, GE Lighting

CUSIP NO. 00753C 10 2                 13D

                                                                       Exhibit E
                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT


                  This Right of First Refusal and Co-Sale Agreement (this "Agreement") is made and entered into as of September 30, 1999, by and among Wayne R. Hellman ("Hellman"), Hellman, Ltd., an Ohio limited liability company ("Hellman Ltd."), Alan J. Rudd ("Ruud") and General Electric Company, a New York corporation ("GE").

                                    RECITALS:

                  A. Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated September 28, 1999, between Advanced Lighting Technologies, Inc., an Ohio corporation ("ALT"), and GE, GE has agreed to purchase seven hundred sixty-one thousand two hundred fifty (761,250) shares of Series A Convertible Preferred Stock, par value $.001 (the "Series A Shares"), of ALT.

                  B. It is a condition to the obligations of GE under the Stock Purchase Agreement that the parties hereto execute this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the covenants contained herein, the parties agree as follows:

                  1. Definitions.

                  "Family Group" shall mean an individual's parents, children or siblings and trusts for the benefit of such individual or such individual's parents, children or siblings.

                  "Offer Notice" shall have the meaning provided in Section 2.

                  "Sale Notice" shall have the meaning provided in Section 3.

                  "Series A Shares" shall have the meaning ascribed thereto in Recital A of this Agreement.

                  "Shares" shall mean any and all Common Shares, Preferred Shares, other equity securities of the Company and rights, options or warrants exercisable, exchangeable or convertible into equity securities of the Company owned, of record or beneficially, by a Stockholder.

                  "Stockholder" shall mean any of Hellman, Hellman Ltd. or Ruud and "Stockholders" shall mean Hellman, Hellman Ltd. and Ruud.

                  Transfer" shall mean a pledge, mortgage or other encumberance on any Shares or any sale, transfer assignment or other disposition of any interest in any Shares.

                  "Transferring Stockholder" shall mean any Stockholder that determines to sell, transfer, assign or otherwise dispose of any interest, whether owned beneficially or of record, in any Shares.

                  2. Right of First Refusal--Proposed Transfer by Stockholders. With respect to any proposed Transfer of more than 1,000 Shares (whether in one transaction or in a series of related transactions) by any single Stockholder, the Transferring Stockholder shall first provide GE a right to purchase such Shares by written notice (an "Offer Notice") to GE. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s) or that it is to be an open market sale, the proposed number of Shares to be transferred and the proposed terms and conditions of the Transfer. GE may elect to purchase all or any portion of the Shares specified in the Offer Notice at

CUSIP NO. 00753C 10 2                 13D

the price and on the terms specified therein or at the market price, for any open market sale, by delivering written notice of such election to the Transferring Stockholder within (i) 48 hours after delivery of the Offer Notice in the case of any open market sale and (ii) 20 days after delivery of the Offer Notice in the case of any sale that is not an open market sale. If GE elects to exercise its right to purchase all or a portion of the Shares, the closing of the sale of the Shares shall be consummated within 30 days after GE delivers written notice of such election to the Transferring Stockholder, subject to any extension necessary to comply with any applicable regulatory requirements. To the extent that GE has not elected to purchase all of the Transferring Stockholder's Shares being offered, the Transferring Stockholder may, within (i) 10 days after the delivery of the Offer Notice in the case of any open market sale and (ii) 120 days after the delivery of the Offer Notice in the case of any sale that is not an open market sale, transfer any remaining offered Shares to the transferee(s) identified in the Offer Notice at a price not less than the price per share specified in the Offer Notice or at the market price, for any open market sale, and on other terms no more favorable to such transferee(s) than offered to GE in the Offer Notice. For the purposes of this Section 2, Hellman and Hellman Ltd. shall be treated as a single Stockholder.

                  3. Right of Co-Sale. If any single Stockholder determines to Transfer a total of more than 1,000 Shares other than in an open market sale (whether in one transaction or in a series of related transactions) with respect to any Shares not transferred to GE pursuant to Section 2 (the "Remaining Shares"), such Transferring Stockholder shall offer to GE the option to participate in the contemplated Transfer by written notice (a "Sale Notice") to GE, specifying in reasonable detail the identity of the prospective transferee(s), the number of Remaining Shares, and the terms and conditions of the contemplated Transfer. GE may elect to participate in the contemplated Transfer by delivering written notice to the Transferring Stockholder within 30 days after delivery of the Sale Notice. The Transferring Stockholder shall use best efforts to obtain the agreement of the prospective transferee(s) to the participation of GE in any contemplated Transfer and to the inclusion of a transfer of Series A Shares in the contemplated Transfer, and the Transferring Stockholder shall not transfer any of its Shares to the prospective transferee(s) if the prospective transferee(s) declines to allow the participation of GE or the inclusion of the Shares held by GE. For the purposes of this Section 3, Hellman and Hellman Ltd. shall be treated as a single Stockholder.


                  4. Transfers Not Subject to Agreement. The restrictions contained in Section 2 and in Section 3 shall not apply with respect to any Transfer in the case of either Stockholder to or among another Stockholder or to or among such Stockholder's Family Group; provided that the restrictions contained in Section 2 and in Section 3 shall continue to be applicable to the Shares after any such Transfer; and further provided that the transferees of such Shares shall have agreed in writing to be bound by the provisions of this Agreement affecting the Shares so transferred.

                  5. Miscellaneous.

                  (a) Amendment and Waiver. Except as otherwise provided in this Agreement, no modification, amendment or waiver of any provision of this Agreement will be effective unless such modification, amendment or waiver is approved in writing by GE. The failure of GE to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of GE thereafter to enforce each and every provision of this Agreement in accordance with its terms.

                  (b) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

CUSIP NO. 00753C 10 2                 13D

                  (c) Entire Agreement. Except as otherwise expressly set forth in this Agreement, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

                  (d) Successors and Assigns. Except as otherwise provided in this Agreement, this Agreement will bind and inure to the benefit of and be enforceable by GE and its successors and assigns, and the Stockholders and their respective representatives, successors and assigns.

                  (e) Counterparts. This Agreement may be executed in separate counterparts, each of which, when executed, will be an original and all of which taken together will constitute one and the same agreement.

                  (f) Remedies. Each Stockholder acknowledges and agrees that, in the event such Stockholder should fail to perform the Stockholder's obligations under this Agreement, the remedy at law available to any party hereto aggrieved by such failure would be inadequate and that, in addition to any other rights or remedies such aggrieved party may have at law or in equity, the aggrieved party shall be entitled to specific performance of the provisions of this Agreement or an injunction against any breach thereof, without the necessity of proof of actual damage. Accordingly, with respect to any action or proceeding brought by such aggrieved party to enforce the provisions hereof against such Stockholder, each such Stockholder hereby waives the claim or defense that such aggrieved party now has or hereafter shall have an adequate remedy at law and such Stockholder hereby agrees not to assert such claim or defense in any such action or proceeding. This provision shall not be construed as precluding such aggrieved party from exercising any other rights, privileges or remedies to which such party may be entitled, all of which rights, remedies and privileges shall be deemed cumulative and none of which shall be deemed exclusive. Except as otherwise expressly provided in this Agreement or otherwise agreed to in writing executed by such aggrieved party, no course of dealing on the part of, nor any omission or delay by, such aggrieved party shall operate as a waiver of any such right, remedy or privilege, nor shall any single or partial exercise or waiver of any such right, privilege or remedy preclude any other or further exercise thereof or of any other right, privilege or remedy available to such aggrieved party.

                  (g) Indemnification. Each Stockholder, and such Stockholder's representatives, successors and assigns, shall defend, indemnify and hold harmless GE, its representatives, successors and assigns (the "Indemnified Parties") from and against any and all liabilities, obligations, claims, costs, damages and expenses, including without limitation reasonable attorneys' fees and additional tax liabilities and interest and penalties, incurred by any of the Indemnified Parties as a result of the failure of performance of, or the breach by, such indemnifying Stockholder of any of such Stockholder's obligations contained in this Agreement.

                  (h) Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered or mailed first-class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address indicated on the records of ALT and to any subsequent holder of Shares subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service.

CUSIP NO. 00753C 10 2                 13D

                  (i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

                  (j) Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

                  (k) Prudential Letter. At the time of execution of this Agreement, the Stockholders shall deliver to Purchaser a letter executed by a duly authorized officer of Prudential Securities substantially in the form of Exhibit A attached hereto.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

                                     /s/ Alan J. Ruud
                                     ------------------------------
                                     Alan J. Ruud

                                     /s/ Wayne R. Hellman
                                     ------------------------------
                                     Wayne R. Hellman



                                     HELLMAN, LTD.
                                     By:  /s/ Wayne Hellman
                                     ------------------------------
                                     Title: Managing Member



                                     GENERAL ELECTRIC COMPANY

                                     by: /s/ Mike S. Zafirovski
                                     ------------------------------
                                     Title:   Mike S. Zafirovski

CUSIP NO. 00753C 10 2                 13D
                                                                    Exhibit F

                               POWER OF ATTORNEY


                  KNOW ALL MEN BY THESE PRESENTS that General Electric Company ("GE") constitutes and appoints each of the Corporate Counsel, Associate Corporate Counsel, and Associate Securities Counsel as its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for and on behalf of GE and in GE's respective name, place and stead, in any and all capacities, to sign any Statements on Schedule 13D, Schedule 13G, Schedule 14D, Form 3, Form 4 or Form 5 under the Securities Exchange Act of 1934, and any and all amendments to any thereof, and other documents in connection therewith (including, without limitation, any joint filing agreement with respect to any Statement on Schedule 13D, Schedule 13G or 14D or amendment thereto) and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as GE might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:  February 8, 1999

                                     GENERAL ELECTRIC COMPANY

                                     By: /s/ B.W. Heineman, Jr.
                                     ------------------------------------
                                     Name:  B. W. Heineman, Jr.
                                     Title: Senior Vice President,
                                            General Counsel and Secretary